
SmartStop
Self Storage

SSTVI

STRATEGIC STORAGE TRUST

2024 ANNUAL REPORT

"Our goal is to provide investors a vehicle to capitalize on alternative asset classes that are branded and fragmented, and have a potential inflation hedge due to short term leases, lower capital expenditures, and no tenant improvement/leasing commissions.[1] The self storage sector meets these objectives."

- H. Michael Schwartz


SmartStop
Self Storage

1. We will not pay commissions in connection with the leasing of our self storage units; however, we will pay certain fees associated with the day-to-day management and operations of our self storage facilities.

These property are owned by Strategic Storage Trust VI, Inc.
Cover: 2068 S Sheridan Way, Mississauga, ON L5J 2M4 | Inside Cover: 4836 SE Powell Blvd., Portland, OR 97206
"SmartStop Self Storage" and "...The Smarter Way to Store!" are registered trademarks of SmartStop Self Storage REIT, Inc. an affiliate of our sponsor.

LETTER TO STOCKHOLDERS



We are pleased to present the 2024 annual report for Strategic Storage Trust VI, Inc. As we reflect on our progress over the past year, I am pleased to report that Strategic Storage Trust VI, Inc. continues to make strides in our mission to deliver long-term value and sustainable growth. In 2024, our operational performance and strategic initiatives have driven meaningful improvements in occupancy and rates, reinforcing our position in the market and setting a solid foundation for the future.

We have seen a consistent uptick in occupancy and rates, primarily in the lease-up of our non-stabilized properties, supported by targeted leasing efforts, property enhancements, and focused asset management. This has directly contributed to higher revenues, affirming our belief that disciplined execution and a commitment to quality continue to pay off.

As of December 31, 2024, we owned 24 operating self-storage facilities in seven states (Arizona, Delaware, Florida, Nevada, Oregon, Pennsylvania and Washington) and three Canadian provinces (Alberta, British Columbia, and Ontario), comprising approximately 19,220 units and 2.1 million rentable square feet. Additionally, we hold an equity interest in one operational and four developmental real estate joint ventures in two Canadian provinces (Ontario and Quebec) and a wholly owned developmental property in Ontario intended for development into a self-storage facility.

Looking ahead, we are excited about the progress of our development pipeline. In late 2024, we completed development of our first self-storage joint venture in the Greater Toronto Area. In 2025, we plan to complete development of three additional self-storage joint ventures (two in Toronto and one in Quebec) and a wholly owned self-storage development property in Toronto. The Canadian market presents a compelling opportunity, highlighted by low supply per capita, increasing product utilization, and limited institutional competition. We continue to invest in high-potential markets through these projects, which we expect will drive additional income and value creation for years to come.

In early 2025, we successfully refinanced the remaining portion of our debt coming due in 2025, addressing the near-term maturity and significantly reducing our interest expense going forward.

Through our sponsor's property management platform, they offer our customers unparalleled convenience and flexibility, allowing them to reserve and rent units in a way that suits them best. Whether in person at the store, over the phone with the call center, or on the website via a smartphone, tablet, or computer, a dedicated staff of operations professionals further supports our sponsor's operating platform.

We remain committed to executing our strategy with discipline and focus, and we are confident in the company's long-term trajectory. Thank you for your continued trust and support as we build on this momentum.

Continued successes,



H. Michael Schwartz
Chairman, CEO & President
Strategic Storage Trust VI, Inc.

SST VI PORTFOLIO AS OF 12/31/2024


BC
AB
SK
MB
ON
QC
WA
MT
ND
MN
NB
NS
ME
OR
ID
SD
WI
MI
NY
VT
NH
MA
CT
RI
WY
IA
NE
PA
NJ
NV
UT
CO
IL
IN
OH
MD
DE
KS
MO
WV
VA
KY
CA
AZ
OK
TN
NC
NM
AR
SC
MS
AL
GA
TX
LA
FL
1
1
1
1
1
1
1
2
4
13
4
Strategic Storage Trust VI, Inc.
30 Properties

OPERATING PORTFOLIO

STATE/ PROVINCE	# OF PROPERTIES	APPROX. PURCHASE	APPROX. NRSF(1)	APPROX. UNITS(2)
Alberta (Canada)*	1	$11,200,000	48,800	495
Arizona	4	$66,000,000	378,720	2,850
British Columbia (Canada)*	1	$32,300,000	59,180	925
Delaware	1	$19,650,000	80,545	820
Florida	4	$52,300,000	334,615	2,585
Nevada	1	$8,000,000	51,900	335
Ontario (Canada)*(3)	10	$251,850,000	1,059,735	9,755
Oregon	1	$15,000,000	55,830	520
Pennsylvania	1	$21,000,000	78,040	810
Washington	1	$25,000,000	99,745	1,095

1. Includes all rentable square feet consisting of storage units and parking units (approximately 247,900 square feet).
2. Includes all rentable units, consisting of storage units and parking units (approximately 975 units).
3. Includes one 50/50 Joint Venture with SmartCentres.

Total Properties	Total Approx. Purchased	Total NRSF	Total Units
25	$502,300,000	2,247,110	20,190

IN DEVELOPMENT

ADDRESS	CITY	PROVINCE	APPROX. PURCHASE	ESTIMATED NRSF	ESTIMATED UNITS
1480 Jane St.**	North York	ONT	50/50 JV $6,800,000	Estimated 98,500	Estimated 1,200
494 Gilbert Ave.**	York	ONT	50/50 JV $10,300,000	Estimated 121,500	Estimated 1,500
1983 Kipling Ave.*	Toronto	ONT	$1,600,000	Estimated 92,800	Estimated 930
St. Regis Blvd.**	Dorval	QC	50/50 JV $4,600,000	Estimated 112,000	Estimated 1,250
5500 Notre-Dame Quest **	Montréal	QC	50/50 JV $6,700,000	Estimated 124,000	Estimated 1,450

Total Properties	Total Approx. Purchased	Estimated NRSF	Estimated Units
5	$30,000,000	548,800	6,330

* Purchase price converted to USD based on the FX rate at acquisition date.
** Properties owned through 50/50 Joint Venture with SmartCentres. Properties are in development and not currently operational. Purchase prices converted to USD based on the FX rate at acquisition date.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to

Commission File Number: 000-56545

Strategic Storage Trust VI, Inc.
(Exact name of Registrant as specified in its charter)

Maryland **(State or other jurisdiction of incorporation or organization)**	**85-3494431** **(IRS Employer Identification No.)**

10 Terrace Rd.
Ladera Ranch, California 92694
(Address of principal executive offices)

(877) 327-3485
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
None	None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant: There is currently no established public market for the registrant's shares of common stock.

As of March 25, 2025, there were 11,380,453 outstanding shares of Class P common stock, 3,386,003 outstanding shares of Class A common stock, 5,398,323 outstanding shares of Class T common stock, 709,730 outstanding shares of Class W common stock, 4,652,099 outstanding shares of Class Y common stock, and 385,958 outstanding shares of Class Z common stock of the registrant.

Documents Incorporated by Reference:

The registrant incorporates by reference in Part III (Items 10, 11, 12, 13 and 14) of this Form 10-K portions of its Definitive Proxy Statement for the 2025 Annual Meeting of Stockholders.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 10-K of Strategic Storage Trust VI, Inc., other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, including known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "seek," "continue," or other similar words.

Any such forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which we operate, and beliefs of, and assumptions made by, our management and involve uncertainties that could significantly affect our financial results. Such statements include, but are not limited to: (i) statements about our plans, strategies, initiatives, and prospects; and (ii) statements about our future results of operations, capital expenditures, and liquidity. Such statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those projected or anticipated, including, without limitation:

- We have limited prior operating history and financing sources, and the prior performance of real estate investment programs sponsored by our Sponsor and its affiliates may not be an indication of our future results.
- We have incurred a net loss to date, have an accumulated deficit and our operations may not be profitable in 2025.
- There is currently no public trading market for our shares and there may never be one; therefore, it will be difficult for stockholders to sell their shares. Our charter does not require us to pursue a liquidity transaction at any time.
- Stockholders may be unable to sell their shares because their ability to have their shares redeemed pursuant to our share redemption program is subject to significant restrictions and limitations and if stockholders are able to sell their shares under the program, they may not be able to recover the amount of their investment in our shares.
- The actual value of shares that we redeem under our share redemption program may be substantially less than what we pay.
- Until we generate operating cash flows sufficient to pay distributions, we may pay distributions from financing activities, which may include borrowings in anticipation of future cash flows or the net proceeds of our Public Offering (which may constitute a return of capital); in such event, we will have fewer funds available for the acquisition of properties, and our stockholders' overall return may be reduced. Therefore, it is likely that some or all of the distributions that we make will represent a return of capital, at least in the first few years of operation. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions, and it is likely that we will use offering proceeds to fund a majority of our initial distributions.
- We may be unable to pay or maintain cash distributions or increase distributions over time.
- We may suffer from delays in locating suitable investments, which could adversely affect our ability to make distributions and the value of an investment in us.
- Our ability to operate profitably will depend upon the ability of our Advisor to efficiently manage our day-to-day operations and the ability of our Property Manager and affiliates of our Advisor to effectively manage our properties.
- Our Advisor, property manager, and their officers and certain of our key personnel will face competing demands relating to their time, and this may cause our operating results to suffer.
- Our Advisor will face conflicts of interest relating to the purchase of properties, including conflicts with SmartStop Self Storage REIT, Inc., Strategic Storage Growth Trust III, Inc. and Strategic Storage Trust X, and such conflicts may not be resolved in our favor, which could adversely affect our investment opportunities.
- Our Advisor and its affiliates will face conflicts of interest relating to the incentive fee structure under our operating partnership agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders.

- SmartStop Storage Advisors, LLC (“SSA”) may receive economic benefits from its status as a special limited partner without bearing any of the investment risk.
- Our board of directors may change any of our investment objectives without the consent of our stockholders, including our focus on income-producing and growth self storage properties.
- Payment of fees to our Advisor and its affiliates will reduce cash available for investment and distribution. There are a number of such fees that may have to be paid and certain fees may be added or the amounts increased without stockholder approval.
- The growth portion of our property acquisition strategy involves a higher risk of loss than more conservative investment strategies.
- Because we are focused on the self storage industry, our rental revenues will be significantly influenced by demand for self storage space generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.
- We will be subject to risks associated with joint venture partners in joint venture arrangements that otherwise may not be present in other real estate investments.
- We are subject to additional risks as a result of any joint venture interest or properties we acquire in Canada.
- Changes in the Canadian Dollar / USD exchange rate could have a material adverse effect on our operating results and the value of the investment of our stockholders.
- We have broad authority to incur debt, and high debt levels could hinder our ability to make distributions and could decrease the value of an investment in us.
- We have incurred, and intend to continue to incur, indebtedness secured by our properties, which may result in foreclosure.
- Failure to qualify as a REIT would adversely affect our operations and our ability to make distributions as we will incur additional tax liabilities.
- We have issued Series B Convertible Preferred Stock that ranks senior to all common stock and grants the holder superior rights compared to common stockholders, which may have the effect of diluting our stockholders’ interests in us and discouraging a takeover or other similar transaction.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the Securities and Exchange Commission. We cannot guarantee the accuracy of any such forward-looking statements contained in this Form 10-K, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For further information regarding risks and uncertainties associated with our business, and important factors that could cause our actual results to vary materially from those expressed or implied in such forward-looking statements, please refer to the factors listed and described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Risk Factors” sections of the documents we file from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, this report and our quarterly reports on Form 10-Q, copies of which may be obtained from our website at www.strategicreit.com.

PART I

ITEM 1. BUSINESS

Formation and Corporate Structure

Strategic Storage Trust VI, Inc., a Maryland corporation (the "Company"), was formed on October 14, 2020 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities and commenced formal operations on March 10, 2021. Our year-end is December 31. As used herein, "we," "us," "our" and "Company" refer to Strategic Storage Trust VI, Inc. and each of our subsidiaries.

SmartStop REIT Advisors, LLC is our sponsor (our "Sponsor"). Our Sponsor is an indirect subsidiary of SmartStop Self Storage REIT, Inc. ("SmartStop"). Our Sponsor is a company focused on providing self storage advisory, asset management, and property management services. Our Sponsor owns 82.5% of the economic interests (and 100% of the voting membership interests) of Strategic Storage Advisor VI, LLC (our "Advisor") and owns 100% of Strategic Storage Property Management VI, LLC (our "Property Manager").

We have no employees. Our Advisor, a Delaware limited liability company, was formed on October 7, 2020. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of an advisory agreement we entered into with our Advisor on February 26, 2021 (our "Private Offering Advisory Agreement"), which was amended and restated on March 17, 2022 (our "Advisory Agreement"). A majority of our officers are also officers of our Advisor, Sponsor and SmartStop.

On January 15, 2021, our Advisor purchased approximately 110 shares of our common stock for $1,000 and became our initial stockholder. Our Articles of Incorporation authorized 30,000 shares of common stock with a par value of $0.001 per share. Our Articles of Amendment and Restatement (our "Charter") authorized 700,000,000 shares of common stock with a par value of $0.001 per share and 200,000,000 shares of preferred stock with a par value of $0.001 per share. On February 26, 2021, pursuant to a confidential private placement memorandum (the "private placement memorandum"), we commenced a private offering of up to $200,000,000 in shares of our common stock and $20,000,000 in shares of common stock pursuant to our distribution reinvestment plan (the "Private Offering"). On March 10, 2021, we commenced formal operations.

In connection with the Public Offering, defined below, we filed articles of amendment to our Charter (the "Articles of Amendment") and articles supplementary to our Charter (the "Articles Supplementary"). Following the filing of the Articles of Amendment and the Articles Supplementary, we authorized 30,000,000 shares of common stock designated as Class P shares, 300,000,000 shares of common stock designated as Class A shares, 300,000,000 shares of common stock designated as Class T shares, and 70,000,000 shares of common stock designated as Class W shares. Any common stock sold in the Private Offering were redesignated as Class P common stock upon the filing of the Articles of Amendment. On May 28, 2021, we filed a Form S-11 Registration Statement, which was subsequently amended, with the Securities and Exchange Commission ("SEC") to register a maximum of $1,000,000,000 in shares of Class A, Class T, and Class W common stock for sale to the public (the "Primary Offering") and $95,000,000 in shares of Class A, Class T, and Class W common stock for sale pursuant to our distribution reinvestment plan. On March 17, 2022, the SEC declared our registration statement effective and the primary portion of our Private Offering was terminated.

On October 4, 2023, we filed a Post-Effective Amendment to our Registration Statement to register two new classes of common stock (Class Y shares and Class Z shares) with the SEC. On November 1, 2023, the Post-Effective Amendment to our Registration Statement became effective with the SEC. Also, on November 1, 2023, we filed articles supplementary to our Charter which reclassified 200,000,000 Class T shares as Class Y shares and 70,000,000 Class A shares as Class Z shares. Effective November 1, 2023, we began offering Class Y shares and Class Z shares in our Primary Offering for $9.30 per share and are offering Class A shares, Class T shares, Class W shares, Class Y shares and Class Z shares pursuant to our distribution reinvestment plan for $9.30 per share (collectively, the "Public Offering"). We continue to offer Class P shares pursuant to our distribution reinvestment plan in our Private Offering.

On February 1, 2024, our board of directors approved an extension of our Public Offering to March 17, 2025, as permitted under applicable SEC rules to continue to sell Class Y shares and Class Z shares in our Public Offering until the third anniversary of the effective date of our Public Offering, March 17, 2025. On December 20, 2024, our board of directors, further extended our Public Offering for an additional 180 days until September 13, 2025, upon the filing of a new registration statement, which was filed on January 24, 2025. We reserve the right to terminate our Public Offering at any time.

Pursuant to a Sponsor Funding Agreement, our Sponsor has agreed to fund the payment of (i) the upfront 3% sales commission for the sale of Class Y shares, (ii) the upfront 3% dealer manager fee for the Class Y shares, and (iii) the estimated 1% organization and offering expenses for the sale of Class Y shares and Class Z shares. In November 2023 our Sponsor agreed to reimburse the Company in cash to cover the dilution from the one-time stock dividend described below. In consideration for our Sponsor providing the funding for the front-end sales load and the cash to cover the dilution from the stock dividend, Strategic Storage Operating Partnership VI, L.P., a Delaware limited partnership (our "Operating Partnership") shall issue Series C Subordinated Convertible Units ("Series C Units") to our Sponsor equal to the dollar amount of such funding divided by the then-current offering price (initially $9.30 per share and currently $10.00 per share) for the Class Y shares and Class Z shares sold in the Public Offering. The Series C Units shall initially have no distribution, voting or other rights to participate in our Operating Partnership unless and until such Series C Units are converted into Class A Units of our Operating Partnership. The Series C Units shall automatically convert into Class A Units on a one-to-one basis upon our disclosure of an estimated net asset value per share equal to at least $10.00 per share for each of the Class A, Class P, Class T, Class W, Class Y, and Class Z shares calculated net of the value of Series C Units to be converted. Such conversion is limited such that the dilution caused by the conversion may not reduce the diluted estimated net asset value below $10.00 per share. No Series C Units were converted to Class A Units as a result of the Estimated Per Share NAV (as defined below) being declared.

On November 1, 2023, the Company's board of directors declared to holders of record of Class A shares, Class T shares and Class W shares, respectively, as of November 15, 2023 (a) a one-time stock dividend of 0.11075 Class A shares per Class A share outstanding, (b) a one-time stock dividend of 0.07526 Class T shares per Class T share outstanding, and (c) a one-time stock dividend of 0.01075 Class W shares per Class W share outstanding. These stock dividends were issued to provide such stockholders who purchased Class A shares, Class T shares, or Class W shares in the Public Offering the same number of shares of the applicable class as they would have received if they purchased their shares at a price of $9.30 per share, the offering price of Class Y shares and Class Z shares in the Public Offering. All per share amounts presented herein have been retroactively adjusted to reflect the impact of the one-time stock dividend.

On August 7, 2024, our board of directors, upon recommendation of our nominating and corporate governance committee, approved an estimated value per share ("Estimated Per Share NAV") of $10.00 for our Class A shares, Class P shares, Class T shares, Class W shares, Class Y shares, and Class Z shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2024. No Series C Units were converted to Class A Units as a result of this Estimated Per Share NAV being declared.

Prior to the termination of the primary portion of our Private Offering, approximately 10.6 million shares of Class P common stock were sold for gross offering proceeds of approximately $100.7 million. As of December 31, 2024, approximately 2.9 million Class A shares, approximately 4.8 million Class T shares, approximately 0.7 million Class W shares, approximately 4.0 million Class Y shares and approximately 0.3 million Class Z shares had been sold in the Primary Offering for gross offering proceeds of approximately $30.3 million, approximately $48.1 million, approximately $6.2 million, approximately $38.0 million and approximately $3.3 million, respectively. Through our distribution reinvestment plan, we have issued approximately 0.9 million Class P shares, approximately 0.2 million Class A shares, approximately 0.2 million Class T shares, approximately 35,600 Class W shares, approximately 63,200 Class Y shares and approximately 3,200 Class Z shares for gross proceeds of approximately $13.0 million.

We have invested the net proceeds from our Private Offering and Public Offering primarily in self storage facilities consisting of both income-producing and growth properties located in the United States and Canada. As of December 31, 2024, we owned 24 operating self storage properties located in seven states (Arizona, Delaware, Florida, Nevada, Oregon, Pennsylvania and Washington) and three Canadian provinces (Alberta, British Columbia and Ontario) and two development properties in Florida and Ontario. For more information, see Note 3 - Real Estate Facilities.

As of December 31, 2024, we owned 50% equity interests in five unconsolidated real estate ventures in two Canadian provinces (Ontario and Quebec). Our unconsolidated real estate ventures consist of one operating self storage property and four parcels of land that are intended to be developed into self storage facilities, with subsidiaries of SmartCentres Real Estate Investment Trust ("SmartCentres") owning the other 50% of such entities. For more information, see Note 4 - Investment in Unconsolidated Real Estate Ventures.

Our operating partnership, Strategic Storage Operating Partnership VI, L.P., a Delaware limited partnership (our "Operating Partnership"), was formed on October 15, 2020. On January 15, 2021, SmartStop Storage Advisors, LLC ("SSA"), an affiliate of our Advisor, purchased a limited partnership interest in our Operating Partnership for $1,000 and we

contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest. On February 26, 2021, in connection with entering into the Private Offering Advisory Agreement, SSA made an additional $1,000 investment in our Operating Partnership in exchange for additional limited partnership interests and a special limited partnership interest.

On March 10, 2021, SmartStop OP, L.P. (“SmartStop OP”), an affiliate of our Sponsor and the operating partnership of SmartStop, contributed $5.0 million to our Operating Partnership, in exchange for 549,451 units of limited partnership interest in our Operating Partnership (the “OP Investment”). The OP Investment was made net of sales commissions and dealer manager fees, but without giving effect to the early investor discounts available to purchasers of shares in the Private Offering. At the effective time of the OP Investment, SmartStop OP was admitted as a limited partner to our Operating Partnership. As of December 31, 2024, we owned approximately 98% of the common units of limited partnership interest of our Operating Partnership. The remaining approximately 2% of the common units are owned by SmartStop OP.

On January 30, 2023, we, our Operating Partnership, and an affiliate of our Sponsor (the “Preferred Investor”) entered into a Series A Cumulative Redeemable Preferred Unit Purchase Agreement (the “Preferred Unit Purchase Agreement”) pursuant to which our Operating Partnership issued and sold to the Preferred Investor, and the Preferred Investor purchased 600,000 Series A Cumulative Redeemable Preferred Units of Limited Partnership Interest (the “Preferred Units”) at a liquidation preference of $25.00 per unit (the “Liquidation Amount”) in consideration for the Preferred Investor making a capital contribution to our Operating Partnership in an amount of $15 million (the “Preferred Investment”). On May 2, 2023, we redeemed the full amount of Series A Preferred Units for an amount equal to $15 million plus the accrued and unpaid distributions. See Note 7 – Preferred Equity.

On May 1, 2023 (the “Commitment Date”), we entered into a preferred stock purchase agreement (the “Series B Purchase Agreement”) with Extra Space Storage LP (the “Investor”), a subsidiary of Extra Space Storage Inc. (NYSE: EXR), pursuant to which the Investor committed to purchase $150 million in preferred shares (the aggregate shares to be purchased, the “Preferred Shares”) of our new Series B Convertible Preferred Stock (the “Series B Convertible Preferred Stock”). The closing (the “ Closing”) in the amount of $150 million occurred on the Commitment Date and we incurred approximately $1.4 million in issuance costs related to the Series B Convertible Preferred Stock. See Note 7 - Preferred Equity.

Our Operating Partnership will own, directly or indirectly through one or more special purpose entities, all of the self storage properties that we acquire. We will conduct certain activities through our taxable REIT subsidiary, Strategic Storage TRS VI, Inc., a Delaware corporation (the “TRS”) which was formed on October 16, 2020 and is a wholly owned subsidiary of our Operating Partnership.

Our Property Manager, a Delaware limited liability company, was formed on October 7, 2020 to manage our properties. Our Property Manager will derive substantially all of its income from the property management services it performs for us. Our Property Manager may enter into sub-property management agreements with third party management companies and pay part of its management fee to such sub-property manager. See Note 9 – Related Party Transactions – Property Management Agreement, of the notes to the consolidated financial statements contained in this report.

Our dealer manager is Pacific Oak Capital Markets, LLC, a Delaware limited liability company (our “Dealer Manager”). On February 26, 2021, we entered into a dealer manager agreement with our Dealer Manager (the “Private Offering Dealer Manager Agreement”), pursuant to which our Dealer Manager was responsible for marketing our shares being offered pursuant to the Private Offering. In connection with our Public Offering, we entered into a dealer manager agreement with our Dealer Manager, pursuant to which our Dealer Manager is responsible for marketing our shares being offered pursuant to our Primary Offering (as amended, the "Dealer Manager Agreement"). An affiliate of our Dealer Manager increased its ownership interest from 10% to a 17.5% non-voting economic interest in our Advisor.

As we accept subscriptions for shares of our common stock, we transfer all of the net offering proceeds to our Operating Partnership as capital contributions in exchange for additional units of interest in our Operating Partnership. However, we will be deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership will be deemed to have simultaneously paid the sales commissions and other costs associated with the offerings. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions made to holders of common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in the limited partnership agreement of our Operating Partnership, which was amended and restated in connection with the Public Offering (as amended, the “Operating Partnership Agreement”). SSA and SmartStop OP are prohibited from

exchanging or otherwise transferring units representing $202,000 of the limited partnership units acquired in their initial investments in our Operating Partnership so long as our Advisor is acting as our Advisor pursuant to our Advisory Agreement.

Industry Summary

Self storage refers to properties that offer month-to-month storage unit rental for personal or business use. Self storage facilities offer a cost-effective and flexible storage alternative in which customers rent fully enclosed and secure spaces. Typical unit sizes range from 5x5 feet to 10x30 feet with facilities typically providing a variety of different sizes and configurations. Customers typically have access to their storage units 18 hours a day, with some facilities offering 24-hour access. Rental rates can vary and are determined by the location and size of the rental space, the level of security, and whether the unit is climate controlled. The short-term nature of self storage leases creates the opportunity for real-time rate increases, which has led well-positioned facilities to achieve substantial rate growth in a rising cost environment.

In addition to primary self storage operations, facilities also tend to have a number of other ancillary products that provide incremental revenues. This includes, but is not limited to, tenant insurance, protection or insurance plans, moving and packing supplies, locks and boxes, and other services. Sophisticated operators have the opportunity to substantially increase profitability of under-managed facilities post acquisition.

The customer base of self storage operators includes both local residential customers, typically within a 3- to 5-mile radius of the facility, as well as commercial users. According to the 2024 Self Storage Almanac, self storage facilities generally have a customer mix of approximately 80% residential, 13% commercial, 4% military and 3% students.

- Residential customers generally store items ranging from furniture, household items and appliances to cars, boats and recreational vehicles.
- Commercial customers tend to include small business owners who require easy and frequent access to their goods, records, extra inventory or storage for seasonal goods. Commercial customers are also increasingly utilizing self storage for their distribution logistics, as its ease of access, security, flexible lease terms, climate control features and proximity to their distribution destinations all drive operational results.
- While military and student users are a smaller portion of the overall mix, the mix tends to vary by location of the facility, with facilities near military bases and universities achieving higher military and student mixes, respectively.

The self storage industry is highly fragmented, with owners and operators ranging from individual property owners to institutional investors and large, publicly traded REITs. According to the 2024 Self Storage Almanac, there are approximately 52,000 primary self storage facilities in the U.S. representing a total of 2.1 billion rentable square feet. The largest 100 operators manage approximately 60% of net rentable square footage, but only 35% of all U.S.-based self storage properties. The five publicly listed self storage companies are Public Storage, Extra Space Storage Inc., AMERCO (the parent company of U-Haul), CubeSmart, and National Storage Affiliates Trust, which collectively operate approximately 23% of all U.S.-based self storage properties. Similar to the U.S., the self storage market in Canada exhibits highly fragmented ownership, albeit to a much greater extent. Colliers estimates that approximately 70% of all stores in Canada are owned by individuals with only one or two stores and the top 10 operators in Canada have roughly 20% market share. With the majority of the existing supply operated locally by non-institutional groups in the U.S and Canada, there is a significant market opportunity to acquire existing facilities and increase revenue and profitability through professional management, digitalization and physical expansion projects.

Business Overview

Unlike many other REITs and real estate companies, we are an operating business. We develop, acquire, and own self storage facilities. We do not directly manage or operate any of our properties. Rather, we rely on our property manager for such responsibilities. Our self storage facilities offer inexpensive, easily accessible, enclosed storage units or parking spaces to residential and commercial users on a month-to-month basis. Our facilities are fenced with computerized gates and well illuminated. Many of our properties provide customers with the convenience of direct vehicle access to their storage units. Most of our facilities offer climate controlled units that offer heating in the winter and cooling in the summer. Certain of our facilities also offers outside vehicle, boat and recreational vehicle storage areas. Our facilities are generally constructed of masonry or steel walls resting on concrete slabs and have standing seam metal, shingle, or tar and gravel roofs. Customers typically have access to their storage units 18 hours a day. Individual storage units are secured by a lock furnished by the customer to provide the customer with control of access to the space, and access to storage units is controlled by keypad enabled entry doors or gate.

As an operating business, self storage requires a much greater focus on strategic planning and tactical operation plans. Our property manager has in-house sales center, which gives us a strategic advantage over other non-institutional operators, allowing us to centralize our sales efforts as we capture new business over the phone, email, chat, and text. As we grow our portfolio of self storage facilities, we have been able to consolidate and streamline a number of aspects of our operations through economies of scale. For example, we expect that size and geographic diversification, as well as institution of a blanket property and casualty insurance program over all properties managed by our property manager nationwide, will reduce our total insurance costs per property. As we acquire facilities, increased diversification will further mitigate against risk and reduce the cost of insurance per property. We also utilize our property manager's digital marketing breadth and expertise which allows us to acquire customers efficiently by leveraging our property manager's portfolio size and technological proficiency. To the extent we can acquire facilities in clusters within geographic regions, we see property management efficiencies resulting in reduction of personnel and other administrative costs.

Investment Objectives

Overview

We have invested and will continue to invest a substantial amount of the net proceeds of the Public Offering in self storage facilities consisting of both income-producing and growth properties and related self storage real estate investments. We may also use net offering proceeds to pay down debt or make distributions if our cash flows from operations are insufficient. Our investment objectives, strategy, and policies may be amended or changed at any time by our board of directors. Although we have no plans at this time to change any of our investment objectives, our board of directors may change any and all such investment objectives, including our focus on self storage real estate investments, if our board of directors believes such changes are in the best interests of our stockholders. In addition, we may invest in mortgage loans, securities of real estate companies, and other real estate-related investments if our board of directors deems such investments to be in the best interests of our stockholders. We cannot assure our stockholders that our policies or investment objectives will be attained or that the value of our common stock will not decrease.

Primary Investment Objectives

Our primary investment objectives are to:

- invest in income-producing and growth self storage properties in a manner that allows us to qualify as a REIT for federal income tax purposes;
- achieve appreciation in the value of our properties and, hence, appreciation in stockholder value;
- grow net cash flow from operations in order to provide sustainable cash distributions to our stockholders over the long-term; and
- preserve and protect our stockholders' invested capital.

We cannot assure our stockholders that we will attain these primary investment objectives.

Liquidity Events

Subject to then-existing market conditions and the in sole discretion of our board of directors, we intend to seek one or more of the following liquidity events within three to five years after completion of our Public Offering:

- merge, reorganize, or otherwise transfer our company or its assets to another entity with listed securities;
- list our shares on a national securities exchange;
- commence the sale of all of our properties and liquidate our company; or
- otherwise create a liquidity event for our stockholders.

However, we cannot assure our stockholders that we will achieve one or more of the above-described liquidity events within the time frame contemplated or at all. This time frame represents our best faith estimate of the time necessary to build a portfolio sufficient to effectuate one of the liquidity events listed above. Our charter does not provide a date for termination of our corporate existence and does not require us to pursue a liquidity transaction at any time. Our board of directors has the sole discretion to continue operations beyond five years after completion of the offering if it deems such continuation to be in the best interests of our stockholders. Even if we do accomplish one or more of these liquidity events, we cannot guarantee that such liquidity event will result in proceeds per share higher than what was paid for shares in our Public Offering. At the time it becomes necessary for our board of directors to determine which liquidity event, if any, is in the best interests of us and our stockholders, we expect that the board of directors will take all relevant factors at that time into consideration when

making a liquidity event decision. We expect that the board will consider various factors including, but not limited to, costs and expenses related to each possible liquidity event and the potential subordinated distributions payable to our Advisor.

Self Storage Investment and Business Strategies

Self Storage Investment Strategy

We intend to use the net proceeds we raise in our Public Offering to acquire or develop income-producing and growth self storage properties and related self storage real estate investments in locations including, but not limited to, the United States and Canada, that are expected to support sustainable stockholder distributions over the long term while also achieving appreciation in the value of our properties and, hence, appreciation in stockholder value. While we intend to invest in a mix of income-producing and growth self storage properties, we do not have a planned allocation percentage between these two strategies at this time.

In order to implement our income-producing investment strategy, we will focus on self storage facilities with stabilized occupancy rates, but we have the opportunity for higher economic occupancy due to the property management capabilities of our property manager. In order to implement our growth investment strategy, we will focus on self storage facilities to be developed, currently under development, in lease-up, and self storage facilities in need of expansion, redevelopment, or repositioning. These properties may be undeveloped, under development, or in need of renovation. We will invest in self storage facilities located in primary and secondary markets. We may acquire properties with lower quality construction or management, with fewer amenities offered, or with low occupancy rates and reposition them by seeking to improve the property, management quality, amenities, and occupancy rates and thereby increase lease revenues and overall property value. We may also acquire properties in markets that are depressed or overbuilt with the anticipation that, within our targeted holding period, the markets will recover and favorably impact the value of these properties. We may also acquire properties from sellers who are distressed or face time-sensitive deadlines with the expectation that we can achieve better success with the properties. Many of the markets where we will acquire properties may have high growth potential in lease rates and sale prices.

We may consider the following property and market factors, among others, to identify potential self storage facility acquisitions:

- projected demand for facilities of a property's type in the area;
- a property's geographic location and type;
- a property's physical location in relation to population density, traffic counts, and access;
- construction quality and condition;
- potential for capital appreciation;
- proposed purchase price, terms, and conditions;
- historical financial performance;
- rental rates and occupancy levels for the property and competing properties in the area;
- potential for rent increases;
- demographics of the area;
- operating expenses being incurred and expected to be incurred, including, but not limited to property taxes and insurance costs;
- potential capital improvements and reserves required to maintain the property;
- prospects for liquidity through sale, financing, or refinancing of the property;
- potential competitors for expanding the physical layout of the property;
- the potential for the construction of new properties in the area;
- treatment under applicable federal, state, and local tax and other laws and regulations;
- evaluation of title and obtaining of satisfactory title insurance; and

- evaluation of any reasonably ascertainable risks such as environmental contamination.

Self Storage Business Strategy

Unlike many other REITs and real estate companies, we are an operating business. We develop, acquire and own self storage facilities. Our self storage facilities offer inexpensive, easily accessible, enclosed storage units or parking space to residential and commercial users on a month-to-month basis. Our facilities are fenced with computerized gates and well illuminated. Many of our properties provide customers with the convenience of direct vehicle access to their storage units. Our facilities, offer climate controlled units that offer heating in the winter and cooling in the summer. Certain of our facilities also offers outside vehicle, boat, and recreational vehicle storage areas. Our facilities generally will be constructed of masonry or steel walls resting on concrete slabs and have standing seam metal, shingle, or tar and gravel roofs. Customers typically have access to their storage units from 6:00 AM - 10:00 PM. Individual storage units are secured by a lock furnished by the customer to provide the customer with control of access to the space, and access to storage units is controlled by keypad enabled entry doors or gate.

As an operating business, self storage requires a much greater focus on strategic planning and tactical operation plans. Our property manager has in-house sales center, which gives us a strategic advantage over other non-institutional operators allowing us to centralize our sales efforts as we capture new business over the phone, email, chat, and text. As we grow our portfolio of self storage facilities, we have been able to consolidate and streamline a number of aspects of our operations through economies of scale. For example, we expect that size and geographic diversification, as well as institution of a blanket property and casualty insurance program over all properties managed by our property manager nationwide, will reduce our total insurance costs per property. As we acquire facilities, increased diversification will further mitigate against risk and reduce the cost of insurance per property. We also utilize our property manager’s digital marketing breadth and expertise which allows us to acquire customers efficiently by leveraging our property manager’s portfolio size and technological proficiency. To the extent we can acquire facilities in clusters within geographic regions, we see property management efficiencies resulting in reduction of personnel and other administrative costs.

Self Storage Focus

“Self storage” refers to properties that offer do-it-yourself, month-to-month storage unit rental for personal or business use. According to the 2024 Self Storage Almanac, there are approximately 52,000 primary self storage facilities in the United States representing a total of 2.1 billion rentable square feet. The largest 100 operators manage approximately 60% of net rentable square footage, but only 35% of all U.S.-based self storage properties. The five publicly listed self storage companies are Public Storage, Extra Space Storage Inc., AMERCO (the parent company of U-Haul), CubeSmart, and National Storage Affiliates Trust, which collectively operate approximately 23% of all U.S.-based self storage properties. Similar to the U.S., the self storage market in Canada exhibits highly fragmented ownership, albeit to a much greater extent. Colliers estimate that approximately 70% of all stores in Canada are owned by individuals with only one or two stores and the top 10 operators in Canada have roughly 20% market share. With the majority of the existing supply operated locally by non-institutional groups in the U.S and Canada, there is a significant market opportunity to acquire existing facilities and increase revenue and profitability through professional management, digitalization and physical expansion projects. As a result of the track record of our Sponsor and its affiliates in investing in self storage facilities, our experienced management team, and the fragmented nature of the self storage industry, we believe there is a significant opportunity for us to achieve market penetration and name recognition in this industry.

We intend to focus on pursuing investments in self storage facilities and related self storage real estate investments in markets with varying economic and demographic characteristics, including large urban cities, densely populated suburban cities, and smaller rural cities, as long as the property meets our acquisition criteria described below. We also intend to expand and develop certain facilities that we purchase in order to capitalize on underutilization and excess demand. The development of certain facilities we purchase may include an expansion of the self storage units or the services and ancillary products offered as well as making units available for office space. However, future investments will not be limited to any geographic area, to a type of facility, or to a specified percentage of our total assets. We will strategically invest in specific domestic or foreign markets when opportunities that meet our investment criteria are available. In general, when evaluating potential acquisitions of self storage facilities, the primary factor we will consider is the property’s current and projected cash flow.

Affiliation with SmartStop Self Storage REIT, Inc.

We believe that one of our greatest competitive strengths is our affiliation with SmartStop, which is one of the largest self storage companies in North America with an owned or managed portfolio, as of December 31, 2024, of 208

operating properties in 22 states and Canada comprising approximately 148,275 units and 16.7 million rentable square feet. SmartStop is a self-managed REIT with a fully integrated operations team of approximately 560 self storage professionals focused on growing the SmartStop® Self Storage brand. SmartStop indirectly owns our Sponsor, Advisor and Property Manager.

Proven Acquisition Execution in the Self Storage Space

Our Advisor's management team has significant experience acquiring self storage facilities across a broad spectrum of opportunities, including stabilized facilities, recently developed facilities in lease up, facilities that have just received a certificate of occupancy, facilities in need of renovation and/or re-development and ground up development. Our Advisor's dedicated acquisitions team, located in both the United States and Canada, possesses an average of over 20 years of real estate transaction experience and is responsible for executing all of our acquisitions through the use of its proprietary underwriting methodology. More importantly, our Advisor's acquisitions team has cultivated relationships in the industry that are highly beneficial to its overall deal sourcing. We believe that our Advisor maintains a competitive advantage in acquiring facilities given the scale of its business, its experience and the networks of its team.

Experienced Management Team with Extensive Operating Expertise

Our Advisor's management team has strong insight and operating acumen developed from decades of successfully operating self storage facilities and creating value while navigating through multiple real estate and economic cycles. Our Chief Executive Officer, H. Michael Schwartz, has transacted more than $6.5 billion in commercial real estate, with more than $4.8 billion in the self storage industry. The other six members of our advisor's management team have extensive self storage experience with an average of over 16 years in self storage roles. We benefit from the significant experience of our advisor's management team and its ability to effectively navigate changing market conditions and achieve sustained growth.

Institutional Quality, Technology-Driven Operations Focused on Customer Service

Over the past decade, SmartStop has made significant investments in technology, infrastructure, and human capital to support its operational and digital platforms and enable real-time decision making at scale. Digital tools, resources and enhancements are leveraged across its organization to jointly coordinate marketing and pricing activities, improve the customer experience, grow rental revenue and enhance expense efficiencies. Today, our Property Manager's technology-driven operating platform includes:

- consistent and recognizable brand across store locations;
- digital brand presence and protection;
- highly sophisticated and responsive user-friendly website with mobile optimization;
- proprietary data warehouse, algorithmically driving pricing changes;
- dedicated, in-house call center;
- ability to transact across a spectrum of mediums, including contactless, online rentals, call center rentals, reservations systems and in person rentals;
- highly trained staff, focused on enhancing the customer experience; and
- automated proprietary digital marketing algorithms driving near real time targeting and spend decisions.

Our Property Manager is focused on creating a convenient and hassle-free customer experience with an emphasis on the leasing process, regardless of individual customer preferences. Accordingly, our Property Manager offers website and call center reservations, in person leasing, call center leasing and website leasing, all from a variety of devices, including mobile phones and tablets. For the year ended December 31, 2024, approximately 34% of all rentals were executed in a contactless manner through our property manager's website, with another approximately 10-15% originating from our property manager's call center. Meeting the customer at their level has allowed our Property Manager to bolster its digital marketing efforts, primarily driven by a combination of pay-per-click and search engine optimization campaigns, to continue to maintain attractive returns on invested marketing dollars. As of October 31, 2022, SmartStop has migrated to a new property management software system that is fully integrated with all of its primary proprietary operations platform. The technological backbone of our Property Manager's operating platform is further supported by a dedicated staff of operations professionals, including over 400 store-level employees. SmartStop's dedicated staff, institutional technology platform and branding presence led to Newsweek ranking it #1 in the self storage business for Best Customer Service in 2021, 2023 and 2024.

Ability to Increase Below Market Rents

A key component of our property management platform is analyzing the rental rate gap between existing and incoming customers and assessing increased rents to existing customers where appropriate. This allows our Property Manager to drive additional revenue and net operating income growth. Many of the customers in our portfolio are leasing units at below market rental rates. Our Property Manager believes we can continue to utilize targeted rate increases without a material change in customer turnover at our properties.

General Acquisition and Investment Policies

We may invest in other types of real estate properties if our board of directors deems appropriate; however, we have no current intention of investing more than 20% of the net proceeds of our Public Offering in such other real estate properties. We will seek to make investments that will satisfy the primary investment objectives of providing regular cash distributions to our stockholders and achieving appreciation in the value of our properties and, hence, appreciation in stockholder value.

Our Advisor has substantial discretion with respect to the selection of specific properties. However, each acquisition is approved by our board of directors. The consideration paid for a property will ordinarily be based on the fair market value of the property as determined by a majority of our board of directors.

There is no limitation on the number, size, or type of properties that we may acquire or on the percentage of net offering proceeds that may be invested in any particular property type or single property. The number and mix of properties we acquire will depend upon real estate market conditions and other circumstances existing at the time of acquisition and the amount of proceeds raised in our Public Offerings. In determining whether to purchase a particular property, we may obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and may or may not be credited against the purchase price if the property is ultimately purchased.

Our Borrowing Strategy and Policies

We intend to use medium-to-high leverage (between 50% to 60% based on loan to purchase price ratio) to make our investments and, at certain times during our Public Offering, our debt leverage levels may be temporarily higher as we acquire properties in advance of funds being raised in our Public Offering. Our board of directors regularly monitors our investment pipeline in relation to our projected fundraising efforts and otherwise evaluates market conditions related to our debt leverage ratios throughout our Public Offering. As of December 31, 2024, our leverage ratio was approximately 52%.

We may borrow amounts from our Sponsor, our Advisor, or their affiliates only if such loan is approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction as fair, competitive, commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties under the same circumstances.

We may incur our indebtedness in the form of bank borrowings, purchase money obligations to the sellers of properties and publicly- or privately-placed debt instruments, or financing from institutional investors or other lenders, including our affiliates. We may obtain a credit facility for a pool of properties, or a separate loan for each acquisition. Our indebtedness may be unsecured or may be secured by mortgages or other interests in our properties. We may use borrowing proceeds to finance acquisitions of new properties, to pay for capital improvements, repairs, or build outs, to refinance existing indebtedness, to pay distributions, to fund redemptions of our shares, or to provide working capital.

There is no limitation on the amount we can borrow for the purchase of any property. Our aggregate borrowings, secured and unsecured, must be reasonable in relation to our net assets and must be reviewed by our board of directors at least quarterly. Our charter limits our borrowing to 300% of our net assets, as defined, (approximately 75% of the cost basis of our assets) unless any excess borrowing is approved by a majority of our independent directors and is disclosed to our stockholders in our next quarterly report, with a justification for such excess.

Except as set forth in our charter regarding debt limits, we may re-evaluate and change our debt strategy and policies in the future without a stockholder vote. Factors that we could consider when re-evaluating or changing our debt strategy and policies include then-current economic and market conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties to generate sufficient cash flow to cover debt service requirements, and other

similar factors. Further, we may increase or decrease our ratio of debt to equity in connection with any change of our borrowing policies.

Acquisition Structure

Although we are not limited as to the form our investments may take, our investments in real estate will generally constitute acquiring fee title or interests in joint ventures or similar entities that own and operate real estate. We may also enter into the following types of leases relating to real property:

- a ground lease in which we enter into a long-term lease (generally greater than 30 years) with the owner for use of the property during the term whereby the owner retains title to the land; or
- a master lease in which we enter into a long-term lease (typically 10 years with multiple renewal options) with the owner in which we agree to pay rent to the owner and pay all costs of operating and maintaining the property (a net lease) and typically have an option to purchase the property in the future.

We will acquire interests in real estate directly or indirectly through our operating partnership, Strategic Storage Operating Partnership VI, L.P., through other limited liability companies or limited partnerships, or through investments in joint ventures.

Conditions to Closing Acquisitions

Generally, we will not purchase any property unless and until we obtain at least a Phase I environmental assessment and history for each property to be purchased and we are sufficiently satisfied with the property’s environmental status. In addition, we will generally condition our obligation to close the purchase of any investment on the delivery and verification of certain documents from the seller or other independent professionals, including, but not limited to, where appropriate:

- appraisals, property surveys, and site audits;
- building plans and specifications, if available;
- soil reports, seismic studies, and flood zone studies, if available;
- licenses, permits, maps, and governmental approvals;
- historical financial statements and tax statement summaries of the properties;
- proof of marketable title, subject to such liens and encumbrances as are acceptable to us; and
- liability and title insurance policies.

Joint Venture Investments

We may acquire some of our properties in joint ventures, some of which may be entered into with affiliates of our Advisor, including SmartStop, Strategic Storage Growth Trust III, Inc. ("SSGT III") and Strategic Storage Trust X ("SST X"). We may also enter into joint ventures, general partnerships, co-tenancies, and other participations with real estate developers, owners, and others for the purpose of owning and leasing real properties. Among other reasons, we may want to acquire properties through a joint venture with third parties or affiliates in order to diversify our portfolio of properties in terms of geographic region or property type or to co-invest with one of our property management partners. Joint ventures may also allow us to acquire an interest in a property without requiring that we fund the entire purchase price. In addition, certain properties may be available to us only through joint ventures. In determining whether to recommend a particular joint venture, our Advisor will evaluate the real property which such joint venture owns or is being formed to own under the same criteria described elsewhere in this Annual Report.

We will only invest in real estate programs formed by, sponsored by, or affiliated with our Advisor or an affiliate of our Advisor if: (1) there are no duplicative property management or other fees; (2) the investment is on substantially the same terms and conditions as those received by the other investors; and (3) either (a) a majority of our directors, including a majority of our independent directors, who are not otherwise interested in the transaction (if any) approve the transaction as being fair and reasonable to our company and our stockholders, or (b) the transaction is fair to our company and our stockholders in the event all of our directors are interested in the transaction.

To the extent possible and if approved by our board of directors, including a majority of our independent directors, we will attempt to obtain a right of first refusal or option to buy if such venture partner elects to sell its interest in the property held by the joint venture. In the event that the venture partner were to elect to sell property held in any such joint venture, however, we may not have sufficient funds to exercise our right of first refusal to buy the venture partner's interest in the property held by the joint venture. Entering into joint ventures with affiliates of our Advisor will result in certain conflicts of interest.

Government Regulations

Our business will be subject to many laws and governmental regulations. The properties we acquire likely will be subject to various regulatory requirements, such as zoning, accessibility, and fire and life safety requirements. In addition, self storage operations are subject to particular laws and regulations, including laws relating to lien auction sales of stored property upon a default by the tenant. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We have formal policies designed to materially comply with all such regulatory requirements, however, changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently. We cannot assure stockholders that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by us and could have an adverse effect on our financial condition and results of operations.

Accommodations for Persons with Disabilities

We are subject to various rules, regulations and standards with respect to accommodations we must make for individuals with disabilities. For example, in the United States, under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. We are also subject to similar requirements in Ontario, Canada, under the Accessibility for Ontarians with Disabilities Act, or AODA. Complying with such requirements could require us to remove access barriers. Failing to comply could result in the imposition of fines by various governmental agencies or an award of damages to private litigants. Although we intend to acquire properties that substantially comply with these requirements, we may incur additional costs related to compliance. In addition, a number of additional governmental laws may require us to modify any properties we purchase, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to access by disabled persons. Although we believe that these costs will not have a material adverse effect on us, if required changes involve a greater amount of expenditures than we currently anticipate, our ability to make expected distributions could be adversely affected.

Environmental Matters

Under various federal, state, and local laws, ordinances, and regulations, a current or previous owner or operator of real property may be held liable for the costs of removing or remediating hazardous or toxic substances. These laws may impose clean-up responsibility and liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of the hazardous or toxic substances. The costs of investigating, removing, or remediating these substances may be substantial, and the presence of these substances may adversely affect our ability to rent units or sell the property, or to borrow using the property as collateral, and may expose us to liability resulting from any release of or exposure to these substances. If we arrange for the disposal or treatment of hazardous or toxic substances at another location, we may be liable for the costs of removing or remediating these substances at the disposal or treatment facility, whether or not the facility is owned or operated by us. We may be subject to claims by third parties based on damages and costs resulting from environmental contamination emanating from a site that we own or operate. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances.

Other Regulations

The properties we acquire likely will be subject to various federal, state, and local regulatory requirements, such as zoning and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We intend to acquire properties that are in material compliance with all such regulatory requirements. However, we cannot assure our stockholders that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by us and could have an adverse effect on our financial condition and results of operations.

Disposition Policies

We generally intend to hold each property we acquire for an extended period. However, we may sell a property at any time if, in our judgment, the sale of the property is in the best interests of our stockholders.

The determination of whether a particular property should be sold or otherwise disposed of will generally be made after consideration of relevant factors, including tax implications, prevailing economic conditions, other investment opportunities, and considerations specific to the condition, value, and financial performance of the property. In connection with our sales of properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale.

We may sell assets to third parties or to affiliates of our Advisor. Our nominating and corporate governance committee of our board of directors, which is comprised solely of independent directors, must review and approve all transactions between us and our Advisor and its affiliates.

Investment Limitations in Our Charter

Our charter places numerous limitations on us with respect to the manner in which we may invest our funds, most of which are required by various provisions of the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (the "NASAA REIT Guidelines"). Pursuant to the NASAA REIT Guidelines, we will not:

- Invest in equity securities unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction approve such investment as being fair, competitive, and commercially reasonable.
- Invest in commodities or commodity futures contracts, except for futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets and mortgages.
- Invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title.
- Make or invest in mortgage loans unless an appraisal is obtained concerning the underlying property, except for those mortgage loans insured or guaranteed by a government or government agency. In cases where our independent directors determine, and in all cases in which the transaction is with any of our directors or our Advisor and its affiliates, we will obtain an appraisal from an independent expert. We will maintain such appraisal in our records for at least five years and it will be available to our stockholders for inspection and duplication. We will also obtain a mortgagee's or owner's title insurance policy as to the priority of the mortgage or condition of the title.
- Make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans on such property would exceed an amount equal to 85% of the appraised value of such property, as determined by an appraisal, unless substantial justification exists for exceeding such limit because of the presence of other loan underwriting criteria.
- Make or invest in mortgage loans that are subordinate to any mortgage or equity interest of any of our directors, our Advisor, or their respective affiliates.
- Invest more than 10% of our total assets in unimproved property, indebtedness secured by a deed of trust, or mortgage loans on unimproved property; the term "unimproved property" means property not acquired for the purpose of producing rental or other operating income and on which there is no development or construction in progress or planned to commence within one year.
- Issue equity securities on a deferred payment basis or other similar arrangement.
- Issue debt securities in the absence of adequate cash flow to cover debt service, unless the historical debt service coverage (in the most recently completed fiscal year), as adjusted for known changes, is sufficient to service that higher level of debt as determined by the board of directors or a duly authorized executive officer.
- Issue equity securities that are assessable after we have received the consideration for which our board of directors authorized their issuance.

- Issue redeemable equity securities (as defined in the Investment Company Act of 1940), which restriction has no effect on our share redemption program or the ability of our operating partnership to issue redeemable partnership interests.
- Grant warrants or options to purchase shares to our Advisor or its affiliates or to officers or directors affiliated with our Advisor except on the same terms as options or warrants that are sold to the general public. Further, the amount of the options or warrants cannot exceed an amount equal to 10% of outstanding shares on the date of grant of the warrants and options.
- Lend money to our directors, or to our Advisor or its affiliates, except for certain mortgage loans described above.
- Borrow if such debt causes our total indebtedness to exceed 300% of our "net assets" (as defined in our charter in accordance with the NASAA REIT Guidelines), unless approved by a majority of the independent directors.
- Make an investment if the related acquisition fees and expenses are not reasonable or exceed 6% of the contract purchase price for the asset or, in the case of a mortgage loan, 6% of the funds advanced, provided that the investment may be made if a majority of the directors, including a majority of the independent directors, not otherwise interested in the transaction determines that the transaction is commercially competitive, fair, and reasonable to us.
- Acquire equity securities unless a majority of our directors, including a majority of the independent directors, not otherwise interested in the transaction approve such investment as being fair, competitive, and commercially reasonable, provided that investments in equity securities in "publicly traded entities" that are otherwise approved by a majority of our directors, including a majority of the independent directors, shall be deemed fair, competitive, and commercially reasonable if we acquire the equity securities through a trade that is effected in a recognized securities market (a "publicly traded entity" shall mean any entity having securities listed on a national securities exchange or included for quotation on an inter-dealer quotation system) and provided further that this limitation does not apply to (1) acquisitions effected through the purchase of all of the equity securities of an existing entity, (2) the investment in wholly-owned subsidiaries of ours, or (3) investments in asset-backed securities.

Our charter also provides that we will not (a) engage in trading of securities, as compared with investment activities, (b) engage in underwriting or the agency distribution of securities issued by others, or (c) acquire securities in any company holding investments or engaging in certain other activities as described in our charter.

In addition, our charter also includes many other investment limitations, such as in connection with conflict of interest transactions, and with respect to roll-up transactions.

Changes in Investment Policies and Limitations

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interests of our stockholders. Each determination and the basis for that determination is required to be set forth in the applicable meeting minutes. The methods of implementing our investment policies may also vary as new investment techniques are developed. The methods of implementing our investment objectives and policies, except as otherwise provided in our charter, may be altered by a majority of our directors, including a majority of our independent directors, without the approval of our stockholders. The determination by our board of directors that it is no longer in our best interests to continue to be qualified as a REIT shall require the concurrence of two-thirds of the board of directors. Investment policies and limitations specifically set forth in our charter, however, may only be amended by a vote of the stockholders holding a majority of our outstanding shares.

Investments in Mortgage Loans

While we intend to emphasize equity real estate investments and, hence, operate as what is generally referred to as an "equity REIT," as opposed to a "mortgage REIT," we may invest in first or second mortgage loans, mezzanine loans secured by an interest in the entity owning the real estate, or other similar real estate loans consistent with our REIT status. We may make such loans to developers in connection with construction and redevelopment of properties. Such mortgages may or may not be insured or guaranteed by the Federal Housing Administration, the Veterans Benefits Administration, or another third party. We may also invest in participating or convertible loans if our board of directors concludes that we and our

stockholders may benefit from the cash flow or any appreciation in the value of the subject property. Such mortgages are similar to equity participation.

Investment Company Act of 1940 and Certain Other Policies

We intend to operate in such a manner that we will not be subject to regulation under the Investment Company Act of 1940, or the 1940 Act. Our Advisor will continually review our investment activity to attempt to ensure that we do not come within the application of the 1940 Act. Among other things, our Advisor will attempt to monitor the proportion of our portfolio that is placed in various investments so that we do not come within the definition of an "investment company" under the 1940 Act. If at any time the character of our investments could cause us to be deemed as an investment company for purposes of the 1940 Act, we will take all necessary actions to attempt to ensure that we are not deemed to be an "investment company." In addition, we do not intend to underwrite securities of other issuers or actively trade in loans or other investments.

Subject to the restrictions we must follow in order to qualify to be taxed as a REIT, we may make investments other than as previously described, although we do not currently intend to do so. We have authority to purchase or otherwise reacquire our common shares or any of our other securities. We have no present intention of repurchasing any of our common shares except pursuant to our share redemption program, and we would only take such action in conformity with applicable federal and state laws and the requirements for qualifying as a REIT under the Code.

Competition

The extent of competition in a market area depends significantly on local market conditions. The primary factors upon which competition in the self storage industry is based are location, rental rates, suitability of the property's design and the manner in which the property is operated and marketed. We believe we will compete successfully on these bases.

Many of our competitors are larger and have substantially greater resources than we do. Such competitors may, among other possible advantages, be capable of paying higher prices for acquisitions and obtaining financing on better terms than us.

Employees

We have no employees. The employees of our Advisor and its affiliates provide management, acquisition, advisory and certain administrative services for us.

Available Information

Stockholders may obtain copies of our filings with the SEC, free of charge from the website maintained by the SEC at www.sec.gov or from our website at www.strategicreit.com/products/sst6.

We are providing the address to our website solely for informational purposes. The information on our website is not a part of, nor is it incorporated by reference into, this report.

ITEM 1A. RISK FACTORS

Below are risks and uncertainties that could adversely affect our operations that we believe are material to stockholders. Additional risks and uncertainties not presently known to us or that we do not consider material based on the information currently available to us may also harm our business. Unless the context otherwise requires, references to stockholders are generally intended to be references to our common stockholders.

Risks Related to an Investment in Strategic Storage Trust VI, Inc.

We have limited operating history and established financing sources and we cannot assure our stockholders that we will be successful in the marketplace.

We have limited prior financial and operating history that investors may use to evaluate our ability to successfully and profitably implement our business plans. We were incorporated on October 14, 2020 and commenced formal operations on March 10, 2021. As of December 31, 2024, we owned 24 operating self storage facilities located in seven states (Arizona,

Delaware, Florida, Nevada, Oregon, Pennsylvania and Washington) and three Canadian provinces (Alberta, British Columbia and Ontario), two wholly-owned developmental properties in Florida and Ontario, as well as 50% equity interests in five unconsolidated real estate ventures located in the two Canadian provinces (Ontario and Quebec). Our unconsolidated real estate ventures consist of one operating self storage property and four parcels of land that are intended to be developed into self storage facilities, with subsidiaries of SmartCentres owning the other 50% of such entity.

We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not be able to establish profitable operations either in the short- or long-term. Due to our limited operating history, we are relatively untested and face heightened uncertainties with respect to our ability to generate sufficient revenue to enable profitable operations. Furthermore, the prior performance of our Sponsor and its affiliates, or their real estate investment programs, should not be relied upon as an indicator of our future performance. We cannot guarantee that we will be able to find suitable investments with the proceeds of our Public Offering. Our failure to timely invest in quality assets could diminish returns to investors and our ability to pay distributions to our stockholders. Such risks and uncertainties could have a material adverse effect on our results of operations and therefore on the value of an investment in our stock.

The prior performance of real estate investment programs sponsored by affiliates of our Sponsor may not be an indication of our future results.

The past performance of our Sponsor and its affiliates, or their real estate investment programs should not be relied upon as an indicator of our future performance. We cannot guarantee that we will be able to find suitable investments with the proceeds of our initial public offering. Our failure to timely invest the proceeds of our Public Offering, or to invest in quality assets, could diminish returns to investors and our ability to pay distributions to our stockholders.

We have incurred a net loss to date, have an accumulated deficit, and our operations may not be profitable in 2025.

We incurred a net loss attributable to our common stockholders of approximately $47.3 million for the fiscal year ended December 31, 2024. Our accumulated deficit was approximately $111.4 million as of December 31, 2024. Given that we are still early in our fundraising and acquisition stage, our operations may not be profitable in 2025.

There is currently no public trading market for our shares and there may never be one; therefore, it will be difficult for our stockholders to sell their shares. Our charter does not require us to pursue a liquidity transaction at any time.

There is currently no public market for our shares and there may never be one. Stockholders may not sell their shares unless the buyer meets applicable suitability and minimum purchase standards. Our charter also prohibits the ownership by any one individual of more than 9.8% of our stock, unless waived by our board of directors, which may inhibit large investors from desiring to purchase our stockholders' shares. Moreover, our share redemption program includes numerous restrictions that would limit a stockholder's ability to sell their shares to us. Our board of directors could choose to amend, suspend, or terminate our share redemption program upon 30 days' notice. Therefore, it may be difficult for our stockholders to sell their shares promptly or at all. If stockholders are able to sell their shares, they will likely have to sell them at a substantial discount to the price they paid for the shares. It also is likely that our shares would not be accepted as the primary collateral for a loan. Our shares should be considered a long-term investment because of their illiquid nature.

Our stockholders may be unable to sell their shares because their ability to have their shares redeemed pursuant to our share redemption program is subject to significant restrictions and limitations and if our stockholders are able to sell their shares under the program, our stockholders may not be able to recover the amount of their investment in our shares.

Even though our share redemption program may provide our stockholders with a limited opportunity to sell their shares to us after they have held them for a period of one year, our stockholders should be fully aware that our share redemption program contains significant restrictions and limitations. Further, our board of directors may limit, suspend, terminate or amend any provision of the share redemption program upon 30 days' notice. Redemptions of shares, when requested, are generally made quarterly to the extent we have sufficient funds available to us to fund such redemptions. During any calendar year, we will not redeem in excess of 5% of the weighted average number of shares outstanding during the prior calendar year and redemptions will be funded solely from proceeds from our distribution reinvestment plan. We are not obligated to redeem shares under our share redemption program. Therefore, in making a decision to purchase our shares, our stockholders should not assume that they will be able to sell any of their shares back to us pursuant to our share redemption program at any time or at all.

The purchase price for shares we repurchase under our share redemption program will depend on whether such shares were purchased in our private offering or in our public offering and under most circumstances will be less than the amount paid for such shares. For shares purchased in our public offering, the redemption price per share will be equal to 93% of the then-current estimated net asset value per share for such class of shares once our board of directors approves such an estimated net asset value per share. For shares purchased in our private offering, the redemption price per share depends on the length of time such shares have been held. Accordingly, you may receive less by selling your shares back to us than you would receive if our investments were sold for their estimated values and such proceeds were distributed in our liquidation.

The actual value of shares that we redeem under our share redemption program may be substantially less than what we pay.

Under our share redemption program, shares may be redeemed at varying prices depending on factors such as how such shares were acquired, the number of years such shares have been held, the circumstances under which such shares are being redeemed. Because we may only calculate the value per share for our shares annually, the net asset value per share may not accurately represent the actual value of our common stock, and the actual value per share of our common stock at any particular time may be higher or lower than the actual net asset value per share at such time. Accordingly, the actual value of the shares that we redeem may be less than the redemption price per share that we pay, and, if so, then the redemption will be dilutive to our remaining stockholders. Alternatively, if, at the time of redemption, the net asset value of the shares that we redeem is higher than the redemption price, the redeeming stockholder will not benefit from any increase in the value of the underlying assets.

We may only calculate the value per share for our shares annually and, therefore, our stockholders may not be able to determine the net asset value of their shares on an ongoing basis.

On August 7, 2024, our board of directors approved an estimated value per share for our Class A shares, Class P shares, Class T shares, Class W shares, Class Y shares, and Class Z shares of $10.00 as of March 31, 2024. Our board of directors approved this estimated value per share pursuant to rules promulgated by FINRA, which, in our case, required us to disclose an estimated per share value of our shares based on a valuation no later than 150 days following the second anniversary of the date we commenced our Public Offering. When determining the estimated value per share, there are currently no SEC, federal and state rules that establish requirements specifying the methodology to employ in determining an estimated value per share; provided, however, that the determination of the estimated value per share must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert or service and must be derived from a methodology that conforms to standard industry practice.

We intend to use this estimated per share value of our shares until the next net asset valuation approved by our board of directors, which we are required to approve at least annually. We may not calculate the net asset value per share for our shares more than annually. Therefore, our stockholders may not be able to determine the net asset value of their shares on an ongoing basis.

In determining our estimated value per share, we primarily relied upon a valuation of our portfolio of properties as of March 31, 2024. Valuations and appraisals of our properties are estimates of fair value and may not necessarily correspond to realizable value upon the sale of such properties, therefore our estimated net asset value per share may not reflect the amount that would be realized upon a sale of each of our properties.

For the purposes of calculating the estimated value per share, an independent third party appraiser valued our properties as of March 31, 2024. The valuation methodologies used to value our properties involved certain subjective judgments. Ultimate realization of the value of an asset depends to a great extent on economic and other conditions beyond our control and the control of our advisor and independent appraiser. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. Therefore, the valuations of our properties and our investments in real estate related assets may not correspond to the timely realizable value upon a sale of those assets. Because our share prices are primarily based on the estimated net asset value per share, our stockholders may pay more than realizable value when such shares are purchased or receive less than realizable value when such shares are sold.

The offering price of our shares may not be indicative of the price at which our shares would trade if they were actively traded.

Upon calculating our initial estimated value per share, our board of directors determined the offering price of our shares based upon a number of factors but primarily based on the estimated per share value of our shares determined by our board of directors. There are no established criteria for valuing issued or outstanding shares of companies like us. Therefore, our offering price may not be indicative of either the price at which our shares would trade if they were listed on a national exchange or actively traded by brokers or of the proceeds that a stockholder would receive if we were liquidated or dissolved and the proceeds were distributed to our stockholders.

Our current share price is primarily based on our estimated value per share, which was based on an estimate of the value of our properties — consisting principally of illiquid commercial real estate — as of March 31, 2024. The valuation methodologies used by the independent appraiser retained by our board of directors to estimate the value of our wholly-owned self storage facilities as of March 31, 2024 involved subjective judgments, assumptions, and opinions, which may or may not turn out to be correct. In addition, our board of directors based our share price primarily on the estimated value per share which, although heavily reliant upon the independent appraisal, involved certain subjective judgments, assumptions, and opinions of management. As a result, our share price may not reflect the precise amount that might be paid to for your shares in a market transaction.

We have paid, and may continue to pay, distributions from sources other than cash flow from operations, which may include borrowings or the net proceeds of our Public Offering (which may constitute a return of capital); therefore, we will have fewer funds available for the acquisition of properties, and our stockholders' overall return may be reduced. Therefore, it is likely that some or all of the distributions that we make will represent a return of capital to stockholders, at least in the first few years of operation.

In the event we do not have enough cash from operations to fund our distributions, we may borrow, issue additional securities, or sell assets in order to fund the distributions or make the distributions out of net proceeds from our Public Offering (which may constitute a return of capital). Therefore, it is likely that some or all of the distributions that we make will represent a return of capital to stockholders, at least in the first few years of operation. From the commencement of paying cash distributions in March 2021, 100% of our cash distributions to common stockholders have been paid from the net proceeds of our Private Offering and our Public Offering. We are not prohibited from undertaking such activities by our charter, bylaws, or investment policies, and we may use an unlimited amount from any source to pay our distributions, and it is likely that we will continue to use offering proceeds to fund a majority of our initial distributions. Payment of distributions in excess of earnings may have a dilutive effect on the value of our shares. If we pay distributions from sources other than cash flow from operations, we will have fewer funds available for acquiring properties, which may reduce our stockholders' overall returns. Additionally, to the extent distributions exceed cash flow from operations, a stockholder's basis in our stock may be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize a capital gain.

We may be unable to pay or maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. During the term of our Public Offering, distributions will be based principally on distribution expectations of our potential investors and cash available from our operations. The amount of cash available for distribution will be affected by many factors, such as our ability to buy properties as offering proceeds become available, and our operating expense levels, as well as many other variables. Actual cash available for distribution may vary substantially from estimates. We cannot assure our stockholders that we will be able to continue to pay distributions or that distributions will increase over time, nor can we give any assurance that rents from the properties will increase or that future acquisitions of real properties will increase our cash available for distribution to stockholders. Our actual results may differ significantly from the assumptions used by our board of directors in establishing the distribution rate to stockholders.

The Series B Convertible Preferred Stock rank senior to all classes or series of stock in our company, and therefore, any cash we have to pay distributions may be used to pay distributions to the Series B Preferred Investor first, which could have a negative impact on our ability to pay distributions to you.

On May 1, 2023, we issued $150 million in shares of our Series B Convertible Preferred Stock (the "Series B Convertible Preferred Stock") to Extra Space Storage LP (the "Series B Preferred Investor"), a subsidiary of Extra Space Storage Inc. (NYSE: EXR), pursuant to a preferred stock purchase agreement (the "Series B Preferred Stock Purchase Agreement").

The Series B Convertible Preferred Stock ranks senior to all common stockholders, and therefore, the rights of holders of Series B Convertible Preferred Stock to distributions may be senior to distributions to our common stockholders. Furthermore, distributions on the Series B Convertible Preferred Stock are cumulative and are payable quarterly. The Series

B Preferred Investor has a liquidation preference in the event of our involuntary liquidation, dissolution or winding up of the affairs of our company (a "liquidation") which could negatively affect any payments to our common stockholders in the event of a liquidation. In addition, our company's right to redeem the Series B Convertible Preferred Stock at any time could have a negative effect on our ability to pay distributions to you.

The value of a share of our common stock may be diluted if we issue a stock distribution.

Our board of directors may declare stock distributions. While our objective is to acquire assets that appreciate in value, there can be no assurance that assets we acquire will appreciate in value. Furthermore, we are uncertain as to whether we will change our per share public offering prices during the Public Offering. Therefore, if our board declared a stock distribution for investors who purchase our shares early in the Public Offering, as compared with later investors, those investors who received the stock distribution will receive more shares for the same cash investment as a result of any stock distributions. Because they own more shares, upon a sale or liquidation of the company, these early investors will receive more sales proceeds or liquidating distributions relative to their invested capital compared to later investors. Furthermore, unless our assets appreciate in an amount sufficient to offset the dilutive effect of the prior stock distributions, the value per share for later investors purchasing our stock will be below the value per share of earlier investors.

As a result of our sponsor paying the front-end load pursuant to the Sponsor Funding Agreement and the ultimate conversion of the Series C Units to be issued to the sponsor into Class A Units, the holders of the Class W shares and Class Z shares would suffer more dilution than holders of the Class T shares and Class Y shares relative to shares that were or could have been sold previously through RIAs net of the front-end load resulting in a gross-up of shares.

On November 1, 2023, we entered into a Sponsor Funding Agreement with our sponsor pursuant to which our sponsor agreed to fund the payment of (i) the upfront 3% sales commission for the sale of Class Y shares sold in the primary offering, (ii) the upfront 3% dealer manager fee for the Class Y shares sold in the primary offering, and (iii) the estimated 1% organization and offering expenses for the sale of Class Y shares and Class Z shares sold in the primary offering. Our sponsor also reimbursed us in cash to cover the dilution from certain one-time stock dividends which were issued by us to our existing stockholders in connection with the sponsor funding changes to the primary offering, which reimbursement was approximately $6.6 million. In consideration for our sponsor providing the funding for the front-end sales load and the cash to cover the dilution from the stock dividends described above, our operating partnership will issue a number of Series C Subordinated Convertible Units of limited partnership interest in our operating partnership (the "Series C Units") to our sponsor equal to the dollar amount of such funding divided by the then-current offering price for the Class Y shares and Class Z shares sold in the primary offering, which was initially $9.30 per share. The Series C units are subordinated such that our sponsor is not entitled to distribution, voting or other rights to participate in our operating partnership, unless and until such units are converted into Class A Units of our operating partnership. The Series C Units shall automatically convert into Class A Units on a one-to-one basis upon our disclosure of an estimated net asset value per share equal to at least $10.00 per share for each class of our shares of common stock, including the Class Y shares and Class Z shares, calculated net of the value of the Series C Units to be converted. In the event that the Series C Units are so converted into Class A Units, the holders of the Class W shares and Class Z shares would suffer more dilution than holders of the Class T shares and Class Y shares relative to shares that were or could have been sold previously through RIAs net of the front-end load resulting in a gross-up of shares.

If we, through our Advisor, are unable to find suitable investments, then we may not be able to achieve our investment objectives or continue to pay distributions.

Our ability to achieve our investment objectives and to continue to pay distributions is dependent upon the performance of our Advisor in selecting our investments and arranging financing. As of December 31, 2024, we own 24 operating self storage facilities, joint venture interests in one operating and four development properties and two wholly-owned development properties. Stockholders will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments prior to the time we make them. Stockholders must rely entirely on the management ability of our Advisor and the oversight of our board of directors. We cannot be sure that our Advisor will be successful in obtaining suitable investments on financially attractive terms or that, if it makes investments on our behalf, our objectives will be achieved. If we are unable to find suitable investments, we will hold the proceeds of our Public Offering in an interest-bearing account or invest the proceeds in short-term, investment-grade investments. In such an event, our ability to pay distributions to our stockholders would be adversely affected.

We may suffer from delays in locating suitable investments, which could adversely affect our ability to make distributions and the value of stockholders' investments.

We could suffer from delays in locating suitable investments, particularly as a result of our reliance on our Advisor at times when management of our Advisor is simultaneously seeking to locate suitable investments for other affiliated programs, including SmartStop, SSGT III and SST X. Delays we encounter in the selection, acquisition, and development of income-producing and growth properties are likely to adversely affect our ability to make distributions and may also adversely affect the value of an investment in us. In such event, we may pay all or a substantial portion of any distributions from the proceeds of our Private Offering and our Public Offering or from borrowings in anticipation of future cash flow, which may constitute a return of capital. We are not prohibited from undertaking such activities by our charter, bylaws, or investment policies. We have established no maximum of distributions to be paid from such funds. Distributions from the proceeds of our Private Offering or our Public Offering or from borrowings also could reduce the amount of capital we ultimately invest in properties. This, in turn, would reduce the value of an investment in us. In particular, if we acquire properties prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available storage units. Therefore, our stockholders could suffer delays in the receipt of cash distributions attributable to those particular properties.

If any of our Sponsor, Advisor, or Property Manager lose or are unable to retain their executive officers, then our ability to implement our investment objectives could be delayed or hindered, which could adversely affect our ability to make distributions and the value of an investment in us.

Our success depends to a significant degree upon the contributions of our executive officers and the executive officers of our Sponsor, Advisor, and Property Manager, each of whom would be difficult to replace. None of our Sponsor, our Advisor, or our Property Manager, as applicable, has an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or our Sponsor, our Advisor, or our Property Manager. If any of these executive officers were to cease their affiliation with our Sponsor, our Advisor, or our Property Manager, our operating results could suffer. If our Sponsor, our Advisor, or our Property Manager loses or is unable to retain its executive officers or does not establish or maintain appropriate strategic relationships, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of an investment in us.

Our ability to operate profitably will depend upon the ability of our Advisor to efficiently manage our day-to-day operations and the ability of our Property Manager and affiliates of our Advisor to effectively manage our properties.

We will rely on our Advisor to manage our business and assets. Our Advisor will make all decisions with respect to our day-to-day operations. In addition, we will rely on our Property Manager to effectively manage and operate our properties. Thus, the success of our business will depend in large part on the ability of our Advisor, its affiliates, and our Property Manager to manage and operate our properties. Any adversity experienced by our Advisor, its affiliates, or our Property Manager or problems in our relationship with these entities could adversely impact our operations and, consequently, our cash flow and ability to make distributions to our stockholders.

We do not own or control the intellectual property rights to the "SmartStop® Self Storage" brand and other trademarks and intellectual property that we expect to use in connection with our properties; therefore, we could potentially lose revenues and incur significant costs if we cease to operate under this brand.

SmartStop owns and controls the intellectual property rights to the "SmartStop® Self Storage" brand, the website www.smartstopselfstorage.com, and other intellectual property that we expect to use in connection with our business and our properties. We will be authorized to use this brand and other intellectual property pursuant to a license and our property management agreements. In the event that we ever cease to operate under the "SmartStop® Self Storage" brand, which has garnered substantial value due to its goodwill and reputation associated therewith, we may lose market share and customers, which could result in lost revenues. In addition, we could incur significant costs to change the signage and otherwise change our name and brand.

We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements.

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. We are an "emerging growth company," as defined in the JOBS Act, and are eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that are normally applicable to public companies.

We could remain an "emerging growth company" for up to five years, or until the earliest of (1) the last day of the first fiscal year in which we have total annual gross revenue of $1.235 billion or more, (2) December 31 of the fiscal year that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of our common stock held by non-affiliates exceeds $700 million, measured as of the last business day of our most recently completed second fiscal quarter, and we have been publicly reporting for at least 12 months), or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. Under the JOBS Act, emerging growth companies are not required to (1) provide an auditor's attestation report on management's assessment of the effectiveness of internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with new audit rules adopted by the Public Company Accounting Oversight Board after April 5, 2012 (unless the SEC determines otherwise), (3) provide certain disclosures relating to executive compensation generally required for larger public companies, or (4) hold shareholder advisory votes on executive compensation. If we take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result.

Additionally, the JOBS Act provides that an "emerging growth company" may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means an "emerging growth company" can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, we are electing to "opt out" of such extended transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards are required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

We may utilize a portion of the proceeds of our Public Offering to fund the development or purchase of income-producing and growth self storage properties (whether through loans, preferred equity investments, or otherwise), and we may invest in mortgage or other loans, but if these loans and investments are not fully repaid, the resulting losses could reduce the value of a stockholder's investment.

We will use the net offering proceeds of our Public Offering to purchase primarily a mix of income-producing and growth self storage facilities, to repay debt financing that we may incur when acquiring properties, and to pay real estate commissions, acquisition fees, and acquisition expenses relating to the selection and acquisition of properties, including amounts paid to our Advisor and its affiliates. In addition, we may utilize a portion of the net offering proceeds to make loans to, or preferred equity investments in, entities developing or acquiring self storage facilities, including affiliates of our Advisor, subject to the limitations in our charter. We may also invest in first or second mortgage loans, mezzanine loans secured by an interest in the entity owning the real estate or other similar real estate loans consistent with our REIT status. We may also invest in participating or convertible mortgages if our board of directors concludes that we and our stockholders may benefit from the cash flow or any appreciation in the value of the subject property. There can be no assurance that a preferred equity investment will be redeemed in full in accordance with the terms of the investment. There can also be no assurance that the foregoing loans will be repaid to us in part or in full in accordance with the terms of the loan or that we will receive interest payments on the outstanding balance of the loan. We anticipate that these loans (other than mezzanine loans) will be secured by mortgages on the self storage facilities, but in the event of a foreclosure, there can be no assurances that we will recover the outstanding balance of the loan. If there are defaults under these loans, we may not be able to repossess and sell the underlying properties quickly. The resulting time delay and associated costs could reduce the value of our investment in the defaulted loans. An action to foreclose on a property securing a mortgage loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan.

Government regulation of investment advice could have a negative impact on our ability to raise capital.

On June 5, 2019, the SEC adopted Regulation Best Interest, which establishes a new standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that enhances the standard beyond suitability. Broker-dealers have been required to comply with Regulation Best Interest since June 30, 2020. Regulation Best Interest includes the general obligation that broker-dealers shall act in the "best interest" of retail customers in making any recommendation of any securities transaction or investment strategy, without putting the financial or other interests of the broker-dealer ahead of the retail customer. When making such a recommendation, a broker-dealer must act in such customer's best interest at the time the recommendation is made. Furthermore, broker-dealers are under a duty of care to evaluate other reasonably available alternatives in the purchaser's best interest and such alternatives are likely to exist. Additionally, under Regulation Best Interest, high cost, high risk, and

complex products may require greater scrutiny by broker-dealers and their salespersons before they recommend such products. Listed entities may be reasonable alternatives to an investment in us, and may feature characteristics like lower cost, less complexity, and lesser or different risks than an investment in us; investments in listed securities often involve nominal or no commissions at the time of initial purchase. The general obligation can be satisfied by the broker-dealer's compliance with four specified component obligations: (i) provide certain required disclosure before or at the time of the recommendation, about the recommendation and the relationship between the broker-dealer and the retail customer; (ii) exercise reasonable diligence, care, and skill in making the recommendation; (iii) establish, maintain, and enforce written policies and procedures reasonably designed to address conflicts of interest; and (iv) establish, maintain, and enforce written policies and procedures reasonably designed to achieve compliance with Regulation Best Interest. Like existing suitability obligations, the component obligations of Regulation Best Interest contain a quantitative standard. Such quantitative standard may be more or less restrictive pursuant to Regulation Best Interest than under the suitability standard. In addition, broker-dealers are required to provide retail investors a brief relationship summary, or Form CRS, that summarizes for the investor key information about the broker-dealer. Form CRS is different from the prospectus for our Public Offering, which contains information regarding our Public Offering and our company. The impact of Regulation Best Interest on broker-dealers cannot be determined at this time as no administrative or case law exists under Regulation Best Interest and the full scope of its applicability is uncertain.

In addition, the DOL recently adopted its proposed prohibited transaction class exemption allowing investment advisors, broker-dealers, banks, insurance companies and other financial firms that provide fiduciary investment advice to give retirement investment advice using "Impartial Conduct Standards," which are intended to be consistent with the Regulation Best Interest and the fiduciary duty of registered investment advisers under securities laws. The Impartial Conduct Standards generally require investment advice fiduciaries to provide advice in the best interest of retirement investors, charge only reasonable compensation, and make no materially misleading statements. The proposed exemption also describes when advice about rollovers to individual retirement accounts could be considered fiduciary advice under ERISA and the Code.

In addition to the SEC and DOL rules, several states, including Connecticut, Maryland, Massachusetts, Nevada, New Jersey, and New York, have passed laws or proposed regulations requiring investment advisers, broker-dealers and/or agents to disclose conflicts of interest to clients or to meet standards that their advice be in the customer's best interest. These recent developments could result in additional requirements imposed on such persons related to the marketing of our shares.

In comparison to the standards of Regulation Best Interest, the Massachusetts fiduciary standard, for example, requires broker-dealers to adhere to the duties of utmost care and loyalty to customers. The Massachusetts standard requires a broker-dealer to make recommendations without regard to the financial or any other interest of any party other than the retail customer, and that broker-dealers must make all reasonably practicable efforts to avoid conflicts of interest, eliminate conflicts that cannot reasonably be avoided, and mitigate conflicts that cannot reasonably be avoided or eliminated.

While we continue to monitor and evaluate the various proposals, we cannot predict what other proposals may be made, or what legislation or regulation may be introduced or become law. Given the recent adoption of the rules described above and the pendency of others, the potential impact on the marketing of our shares through the impacted channels is uncertain.

Risks Related to Conflicts of Interest

Our Advisor, Property Manager, and their officers and certain of our key personnel will face competing demands relating to their time, and this may cause our operating results to suffer.

Our Advisor, Property Manager, and their officers and certain of our key personnel and their respective affiliates are key personnel, advisors, managers, and sponsors of other real estate programs having investment objectives and legal and financial obligations similar to ours, including SmartStop, SSGT III and SST X, and may have other business interests as well. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. Our Advisor and its affiliates will devote such time as they determine to be necessary to conduct our business affairs in an appropriate manner. However, time spent on these other initiatives diverts attention from our activities, which could negatively impact us.

Our executive officers and one of our directors face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to successfully implement our investment objectives and to generate returns to stockholders.

Our executive officers and one of our directors are also officers of our Advisor, our Property Manager, and other affiliated entities, including SmartStop, SSGT III and SST X. As a result, these individuals owe fiduciary duties to these other entities and their owners, which fiduciary duties may conflict with the duties that they owe to our stockholders and us. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could harm the implementation of our investment objectives. Conflicts with our business and interests are most likely to arise from involvement in activities related to (1) allocation of new investments and management time and services between us and the other entities, (2) our purchase of properties from, or sale of properties to, affiliated entities, (3) the timing and terms of the investment in or sale of an asset, (4) development of our properties by affiliates, (5) investments with affiliates of our Advisor, (6) compensation to our Advisor, and (7) our relationship with our Property Manager. If we do not successfully implement our investment objectives, we may be unable to generate cash needed to make distributions to stockholders and to maintain or increase the value of our assets.

Our Advisor will face conflicts of interest relating to the purchase of properties, including conflicts with SmartStop, SSGT III and SST X, and such conflicts may not be resolved in our favor, which could adversely affect our investment opportunities.

We may be buying properties at the same time as one or more of the other programs managed by officers and key personnel of our Advisor, including SmartStop, a public non-traded REIT that invests in self storage properties with total assets of approximately $2.0 billion as of December 31, 2024; SSGT III, a private REIT sponsored by our sponsor that invests in self storage properties with total assets of approximately $228 million as of December 31, 2024; SST X, a private REIT recently launched by our sponsor that intends to invest in self storage properties; and other private programs sponsored by our Sponsor. An affiliate of our Sponsor will have the first right to purchase certain self storage properties, and may have access to significantly greater capital than us. Our Advisor and our Property Manager will have conflicts of interest in allocating potential properties, acquisition expenses, management time, services and other functions between various existing enterprises or future enterprises with which they may be or become involved and our Sponsor's investment allocation policy may not mitigate these risks. There is a risk that our Advisor will choose a property that provides lower returns to us than a property purchased by another program sponsored by our Sponsor or its affiliates. We cannot be sure that officers and key personnel acting on behalf of our Advisor and on behalf of these other programs will act in our best interests when deciding whether to allocate any particular property to us. Such conflicts that are not resolved in our favor could result in a reduced level of distributions we may be able to pay to stockholders and the value of our stockholders' investments. If our Advisor or its affiliates breach their legal or other obligations or duties to us, or do not resolve conflicts of interest in a manner described in our prospectus, we may not meet our investment objectives, which could reduce our expected cash available for distribution to stockholders and the value of our stockholders' investments.

We may face a conflict of interest if we purchase properties from affiliates of our Advisor.

We may purchase properties from one or more affiliates of our Advisor in the future. A conflict of interest may exist if such acquisition occurs. The business interests of our Advisor and its affiliates may be adverse to, or to the detriment of, our interests. Additionally, the prices we pay to affiliates of our Advisor for our properties may be equal to, or in excess of, the prices paid by them, plus the costs incurred by them relating to the acquisition and financing of the properties. These prices will not be the subject of arm's-length negotiations, which could mean that the acquisitions may be on terms less favorable to us than those negotiated in an arm's-length transaction. Even though we will use an independent third-party appraiser to determine fair market value when acquiring properties from our Advisor and its affiliates, we may pay more for particular properties than we would have in an arm's-length transaction, which would reduce our cash available for investment in other properties or distribution to our stockholders.

Furthermore, because any agreement that we enter into with affiliates of our Advisor will not be negotiated in an arm's-length transaction, and as a result of the affiliation between our Advisor and its affiliates, our Advisor may be reluctant to enforce the agreements against such entities. Our board of directors will approve all transactions between us and our Advisor and its affiliates.

We may face a conflict of interest if we sell properties to affiliates of our Advisor.

We may sell properties to one or more affiliates of our Advisor in the future. A conflict may exist if such disposition occurs. The business interests of our Advisor and its affiliates may be adverse to, or to the detriment of, our interests. Additionally, the offers we receive from affiliates of our Advisor for our properties may be equal to, or less than, the prices we paid for the properties. These prices will not be the subject of arm's-length negotiations, which could mean that the dispositions may be on terms less favorable to us than those negotiated in an arm's-length transaction. Even though we will

use an independent third-party appraiser to determine fair market value when selling properties to our Advisor and its affiliates, we may not be offered as much for particular properties than we may have been offered in an arm's-length transaction, which would reduce our cash available for investment in other properties or distribution to our stockholders.

Furthermore, because any agreement that we enter into with affiliates of our Advisor will not be negotiated in an arm's-length transaction, and as a result of the affiliation between our Advisor and its affiliates, our Advisor may be reluctant to enforce the agreements against such entities. Our board of directors will approve all transactions between us and our Advisor and its affiliates.

Our Advisor and its affiliates will face conflicts of interest relating to the Series C Units and the incentive fee structure under our operating partnership agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders.

Pursuant to our operating partnership agreement, SmartStop Storage Advisors, LLC, an affiliate of our Advisor ("SSA"), will be entitled to distributions that are structured in a manner intended to provide incentives to our Advisor to perform in our best interests and in the best interests of our stockholders. The amount of such compensation has not been determined as a result of arm's-length negotiations, and such amounts may be greater than otherwise would be payable to independent third parties. However, because our Advisor does not maintain a significant equity interest in us and is entitled to receive substantial minimum compensation regardless of performance, our Advisor's interests will not be wholly aligned with those of our stockholders. In addition, in connection with the sponsor providing funding for the up-front load for the sale of Class Y and Class Z shares, and to cover the dilution from the stock distributions, our sponsor will be issued Series C Units, which may be convertible into Class A Units upon our estimated net asset value achieving certain thresholds. In that regard, our Advisor could be motivated to recommend riskier or more speculative investments or to defer engaging in an extraordinary transaction in order for us to generate the specified levels of performance or sales proceeds that would entitle SSA to distributions and the conversion of the Series C Units into Class A Units. In addition, SSA's entitlement to distributions upon the sale of our assets and to participate in sale proceeds could result in our Advisor recommending sales of our investments at the earliest possible time at which sales of investments would produce the level of return that would entitle our Advisor and its affiliates to compensation relating to such sales, even if continued ownership of those investments might be in our best long-term interest.

Our operating partnership agreement will require us to pay a performance-based termination distribution to SSA in the event that we terminate our Advisor prior to the listing of our shares for trading on an exchange or, absent such listing, in respect of its participation in net sale proceeds. To avoid paying this distribution, our board of directors may decide against terminating the advisory agreement prior to our listing of our shares or disposition of our investments even if, but for the termination distribution, termination of the advisory agreement would be in our best interest. In addition, the requirement to pay the distribution to SSA at termination could cause us to make different investment or disposition decisions than we would otherwise make in order to satisfy our obligation to pay the distribution to SSA.

Our Advisor will face conflicts of interest relating to joint ventures that we may form with affiliates of our Advisor, which conflicts could result in a disproportionate benefit to other joint venture partners at our expense.

We may enter into joint ventures with affiliates of our Advisor, including other programs sponsored by our Sponsor or its affiliates, for the acquisition, development, or improvement of properties. Our Advisor may have conflicts of interest in determining which program should enter into any particular joint venture agreement. The co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. In addition, our Advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated co-venturer and in managing the joint venture. Since our Advisor and its affiliates will control both the affiliated co-venturer and, to a certain extent, us, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers, which may result in the co-venturer receiving benefits greater than the benefits that we receive. In addition, we may assume liabilities related to the joint venture that exceed the percentage of our investment in the joint venture, and this could reduce the returns on our stockholders' investments.

There is no separate counsel for us and our affiliates, which could result in conflicts of interest.

Nelson Mullins Riley & Scarborough LLP ("Nelson Mullins") acts as legal counsel to us and also represents our Sponsor, Advisor, Property Manager, and some of their affiliates. There is a possibility in the future that the interests of the various parties may become adverse and, under the code of professional responsibility of the legal profession, Nelson Mullins

may be precluded from representing any one or all of such parties. If any situation arises in which our interests appear to be in conflict with those of our Sponsor, our Advisor, our Property Manager, or their affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected. Moreover, should a conflict of interest not be readily apparent, Nelson Mullins may inadvertently act in derogation of the interest of the parties, which could affect our ability to meet our investment objectives.

Risks Related to Our Corporate Structure

The limit on the number of shares a person may own may discourage a takeover that could otherwise result in a premium price to our stockholders.

In order for us to qualify as a REIT, no more than 50% of our outstanding stock may be beneficially owned, directly or indirectly, by five or fewer individuals (including certain types of entities) at any time during the last half of each taxable year. To ensure that we do not fail to qualify as a REIT under this test, our charter restricts ownership by one person or entity to no more than 9.8% of the value of our then-outstanding capital stock or more than 9.8% of the value or number of shares, whichever is more restrictive, of our then-outstanding common stock. Our charter also prohibits transfers of our stock that would result in (i) our stock being beneficially owned by fewer than 100 persons or (ii) our owning 10% or more of one of our tenants or customers. These restrictions may have the effect of delaying, deferring, or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of common stockholders or discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

Our charter permits our board of directors to issue up to 900,000,000 shares of capital stock. In addition, our board of directors, without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that we have authority to issue. Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Preferred stock could also have the effect of delaying, deferring or preventing a change in control of our company, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

We will not be afforded the protections of Maryland law relating to control share acquisitions and business combinations.

Maryland law contains many provisions that may prevent someone from acquiring control of our company, including the control share acquisition statute (which eliminates voting rights for certain controlling levels of shares) and the business combination statute (which prohibits a merger or consolidation of us with a 10% stockholder for a specified period of time). These laws may delay or prevent offers to acquire our company and may increase the difficulty of consummating any such offers, even if such a transaction would be in our stockholders' best interests. Because our charter contains limitations on ownership of 9.8% or more of our shares of common stock, we opted out of the control share acquisition statute and the business combination statute. Therefore, we will not be afforded the protections of these statutes and, accordingly, there is no guarantee that the ownership limitations contained in our charter will provide the same measure of protection as these statutes and prevent an undesired change of control.

SSA may receive economic benefits from its status as a special limited partner without bearing any of the investment risk.

SSA is a special limited partner in our Operating Partnership. As the special limited partner, SSA is entitled to receive, among other distributions, an incentive distribution of net proceeds from the sale of properties after we have received and paid to our stockholders the threshold return. We will bear all of the risk associated with the properties but, as a result of the incentive distributions to SSA, we may not be entitled to all of the Operating Partnership's proceeds from a property sale and certain other events.

A stockholders' investment return may be reduced if we are required to register as an investment company under the Investment Company Act of 1940; if we become an unregistered investment company, we will not be able to continue our business.

We do not intend to register as an investment company under the Investment Company Act of 1940 (the "1940 Act"). As of the date of this report, our intended investments in real estate will represent the substantial majority of our total asset mix, which would not subject us to the 1940 Act. In order to maintain our exemption from regulation under the 1940 Act, we must engage primarily in the business of buying real estate, and these investments must be made within a year after our Public Offering ends. If we are unable to invest a significant portion of the proceeds of our Public Offering in properties within one year of its termination, we may avoid being required to register as an investment company by temporarily investing any unused proceeds in government securities with low returns. This would reduce the cash available for distribution to investors and possibly lower a stockholder's returns.

To maintain compliance with our 1940 Act exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may be required to acquire additional income- or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in companies that we would otherwise want to acquire. If we are required to register as an investment company but fail to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Stockholders are bound by the majority vote on matters on which our stockholders are entitled to vote and, therefore, a stockholder vote on a particular matter may be superseded by the vote of other stockholders.

Stockholders may vote on certain matters at any annual or special meeting of stockholders, including the election of directors. However, a stockholder will be bound by the majority vote on matters requiring approval of a majority of the stockholders even if they do not vote with the majority on any such matter.

Our stockholders have limited control over changes in our policies and operations and may not be able to change such policies and operations, except as provided for in our charter and under applicable law.

Our board of directors determines our major policies, including our policies regarding investments, financing, growth, REIT qualification, and distributions. Our board of directors may amend or revise these and other policies without a vote of our stockholders. Under the Maryland General Corporation Law ("MGCL") and our charter, our stockholders have a right to vote only on the following:

- the election or removal of directors;
- any amendment of our charter, except that our board of directors may amend our charter without stockholder approval to (a) increase or decrease the aggregate number of our shares, (b) increase or decrease the number of our shares of any class or series that we have the authority to issue, or (c) classify or reclassify any unissued shares by setting or changing the preferences, conversion or other rights, restrictions, limitations as to distributions, qualifications or terms and conditions of redemption of such shares, provided however, that any such amendment does not adversely affect the rights, preferences and privileges of the stockholders;
- our liquidation or dissolution; and
- any merger, reorganization, consolidation or sale or other disposition of substantially all of our assets.

The board of directors must declare advisable any amendment to the charter or any merger, consolidation, transfer of substantially all assets, share exchange, or dissolution, prior to such amendment or transaction, under the MGCL. All other matters are subject to the discretion of our board of directors. Therefore, our stockholders are limited in their ability to change our policies and operations.

Our rights and the rights of our stockholders to recover claims against our officers, directors, and our Advisor are limited, which could reduce our stockholders' and our recovery against them if they cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation's best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter requires us to indemnify our directors, officers, and our Advisor and its affiliates for actions taken by them in good faith and without negligence or misconduct. Our advisory agreement further requires us to indemnify our Advisor and its affiliates for liabilities arising in the performance of

their duties under the advisory agreement, subject to certain limitations. Additionally, our charter limits the liability of our directors and officers for monetary damages to the maximum extent permitted under Maryland law. As a result, we and our stockholders may have more limited rights against our directors, officers, employees, and agents, and our Advisor and its affiliates, than might otherwise exist under common law, which could reduce our stockholders' and our recovery against them. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees, and agents or our Advisor in some cases which would decrease the cash otherwise available for distribution to our stockholders.

Our board of directors may change any of our investment objectives without our stockholders' consent, including our focus on income-producing and growth self storage properties.

Our board of directors may change any of our investment objectives, including our focus on income-producing and growth self storage properties, without obtaining prior stockholder consent. If our stockholders do not agree with a decision of our board of directors to change any of our investment objectives, our stockholders only have limited control over such changes. Additionally, we cannot assure our stockholders that we would be successful in attaining any of these investment objectives, which may adversely impact our financial performance and ability to make distributions to our stockholders.

Our stockholders' interests in us will be diluted as we issue additional shares.

Our stockholders will not have preemptive rights to any shares issued by us in the future. Subject to any limitations set forth under Maryland law, our board of directors may increase the number of authorized shares of stock (currently 900,000,000 shares), increase or decrease the number of shares of any class or series of stock designated, or reclassify any unissued shares without the necessity of obtaining stockholder approval. All such shares may be issued in the discretion of our board of directors. Therefore, as we (1) sell shares in our Public Offering or sell additional shares in the future, including those issued pursuant to our distribution reinvestment plan, (2) sell securities that are convertible into shares of our common stock, (3) issue shares of our common stock in a private offering of securities to institutional investors, (4) issue restricted shares of our common stock to our independent directors, (5) issue shares to our Advisor, its successors or assigns, in payment of an outstanding fee obligation as set forth under our advisory agreement, or (6) issue shares of our common stock in a merger or to sellers of properties acquired by us in connection with an exchange of limited partnership interests of our operating partnership, existing stockholders and investors purchasing shares in our Public Offering will experience dilution of their equity investment in us. Because the limited partnership interests of our operating partnership may, in the discretion of our board of directors, be exchanged for shares of our common stock, any merger, exchange, or conversion between our operating partnership and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons, our stockholders may experience substantial dilution of their percentage ownership of our shares.

Payment of fees to our Advisor and its affiliates will reduce cash available for investment and distribution. There are a number of such fees that may have to be paid and certain fees may be added or the amounts increased without stockholder approval.

Our Advisor and its affiliates will perform services for us in connection with the offer and sale of our shares, the selection and acquisition of our investments and the management of our properties. They will be paid substantial fees for these services, which will reduce the amount of cash available for investment in properties or distribution to stockholders. As additional compensation for selling Class Y shares in the offering and the prior sale of Class T Shares and for ongoing stockholder services, we pay our dealer manager a stockholder servicing fee. We will also pay a dealer manager servicing fee in connection with sales of our Class Z shares in the offering and the prior sale of Class W shares. The amount available for distributions on all Class T shares, Class Y shares, Class W shares and Class Z shares is reduced by the amount of such fees payable to our dealer manager. Payment of these fees to our Advisor and its affiliates will reduce cash available for investment and distribution. Furthermore, subject to limitations in our charter, the fees, compensation, income, expense reimbursements, incentive distributions and other payments payable to our Advisor and its affiliates may increase during our Public Offering or in the future without stockholder approval if such increase is approved by a majority of our independent directors.

We are uncertain of our sources of debt or equity for funding our future capital needs. If we cannot obtain funding on acceptable terms, our ability to make necessary capital improvements to our properties, pay other expenses, or expand our business may be impaired or delayed.

The gross proceeds of our Public Offering will be used to purchase real estate investments and to pay various fees and expenses. In addition, to qualify as a REIT, we generally must distribute to our stockholders at least 90% of our taxable

income each year, excluding capital gains. Because of this distribution requirement, it is not likely that we will be able to fund a significant portion of our future capital needs from retained earnings. To the extent we obtain any sources of debt or equity for future funding, such sources of funding may not be available to us on favorable terms or at all. If we do not have access to sufficient funding in the future, we may not be able to make necessary capital improvements to our properties, pay other expenses, or expand our business.

Risks Related to the Self Storage Industry

The growth portion of our property acquisition strategy involves a higher risk of loss than more conservative investment strategies.

A portion of our strategy for acquiring properties will involve the acquisition of self storage properties that require lease-up or repositioning in order to increase the value of such properties. In addition, we may be acquiring facilities in markets that are depressed or overbuilt, and/or have high growth potential in real estate lease rates and sale prices. As a result of our investment in these types of markets, we will face increased risks relating to changes in local market conditions and increased competition for similar properties in the same market, as well as increased risks that these markets will not recover and the value of our properties in these markets will not increase, or will decrease, over time. For these and other reasons, we cannot assure our stockholders that we will be profitable or that we will realize growth in the value of our properties, and as a result, our ability to make distributions to our stockholders could be affected. Our intended approach to acquiring and operating growth assets involves more risk than comparable real estate programs that have a targeted holding period for investments that is longer than ours, utilize leverage to a lesser degree and/or employ more conservative investment strategies.

Because we are focused on the self storage industry, our rental revenues will be significantly influenced by demand for self storage space generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

Because our portfolio of properties consists primarily of self storage facilities, we are subject to risks inherent in investments in a single industry. A decrease in the demand for self storage space would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio. Demand for self storage space has been and could be adversely affected by weakness in the national, regional, and local economies and changes in supply of or demand for similar or competing self storage facilities in an area. To the extent that any of these conditions occur, they are likely to affect demand, and market rents, for self storage space, which could cause a decrease in our rental revenue. Any such decrease could have a material adverse impact on our business, financial condition, and results of operations. We do not expect to invest in other real estate or businesses to hedge against the risk that industry trends might decrease the profitability of our self storage-related investments.

We face significant competition in the self storage industry, which may increase the cost of acquisitions or developments or impede our ability to retain customers or re-let space when existing customers vacate.

We face intense competition in every market in which we purchase self storage facilities. We compete with numerous national, regional, and local developers, owners and operators in the self storage industry, including the Managed REITs, publicly traded REITs, other REITs and institutional investment funds. Moreover, development of self storage facilities has increased in recent years, which has intensified competition, and we expect it will continue to do so as newly developed facilities are opened. In addition, competition for suitable investments may reduce the number of suitable investment opportunities available to us, may increase acquisition costs, and may reduce demand for self storage units in certain areas where our facilities are located, all of which may adversely affect our operating results. Additionally, an economic slowdown in a particular market could have a negative effect on our self storage revenues.

If competitors build new facilities that compete with our facilities or offer space at rental rates below the rental rates we charge our customers, we may lose potential or existing customers and we may be pressured to discount our rental rates to retain customers. In addition, increased competition for customers may require us to make capital improvements to facilities that we would not otherwise make. As a result, our rental income could decline, which could have a material adverse impact on our business, financial condition, and results of operations.

The acquisition of new properties may give rise to difficulties in predicting revenue potential.

New acquisitions could fail to perform in accordance with our expectations. If we fail to accurately estimate occupancy levels, rental rates, operating costs, or costs of improvements to bring an acquired facility up to our standards, the performance of the facility may be below expectations. Properties we acquire may have characteristics or deficiencies affecting their valuation or revenue potential that we have not yet discovered. We cannot assure our stockholders that the performance of properties we acquire will increase or be maintained under our management.

We may be unable to promptly re-let units within our facilities at satisfactory rental rates.

Generally, our unit leases are on a month-to-month basis. Delays in re-letting units as vacancies arise would reduce our revenues and could adversely affect our operating performance. In addition, lower-than-expected rental rates and higher rental concessions upon re-letting could adversely affect our rental revenues and impede our growth.

We may not be successful in identifying and consummating suitable acquisitions, or integrating and operating acquired properties, which may adversely impact our growth and results of operations.

We expect to make future acquisitions of self storage properties. We may not be successful in identifying and consummating suitable acquisitions that meet our criteria, which may impede our growth. We may encounter competition when we seek to acquire properties, especially for brokered portfolios. Aggressive bidding practices by prospective acquirers have been commonplace and this competition also may be a challenge for our acquisition strategy and potentially result in our paying higher prices for acquisitions, including, in some instances, paying consideration for certain properties that may be more than others are willing to pay for such properties. Should we pay higher prices for self storage properties or other assets, our operating results may suffer. Furthermore, when we acquire self storage properties, we will be required to integrate them into our then-existing portfolio. The acquired properties may turn out to be less compatible with our acquisition strategy than originally anticipated, may cause disruptions in our operations, or may divert management's attention away from day-to-day operations, which could impair our results of operations. Our ability to acquire or integrate properties may also be constrained by the following additional risks:

- we face competition from national (e.g., large public and private self storage companies, institutional investors and private equity funds), regional and local owners, operators and developers of self storage properties, which may result in higher property acquisition prices and reduced yields;
- the inability to achieve satisfactory completion of due diligence investigations and other customary closing conditions;
- we may fail to finance an acquisition on favorable terms or at all;
- spending more than the time and amounts budgeted to make necessary improvements or renovations to acquired properties;
- the inability to accurately estimate physical occupancy levels, rental rates, operating costs or costs of improvements to bring an acquired property up to an acceptable level of quality to meet our expected standards; and
- we may acquire properties subject to liabilities without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by persons dealing with the former owners of the properties and claims for indemnification by general partners, trustees, officers and others indemnified by the former owners of the properties.

We depend on our property manager's on-site personnel to maximize customer satisfaction at each of our facilities, and any difficulties our property manager encounters in hiring, training, and retaining skilled field personnel may adversely affect our rental revenues.

The customer service, marketing skills, knowledge of local market demand and competitive dynamics of our property manager's facility managers are contributing factors to our ability to maximize our rental income and to achieve the highest sustainable rent levels at each of our facilities. If our property manager is unable to successfully recruit, train, and retain qualified field personnel, our rental incomes may be adversely affected, which could impair our ability to make distributions to our stockholders.

Legal claims related to moisture infiltration and mold could arise in one or more of our properties, which could adversely affect our revenues.

There has been an increasing number of claims and litigation against owners and managers of rental and self storage properties relating to moisture infiltration, which can result in mold or other property damage. We cannot guarantee that moisture infiltration will not occur at one or more of our properties. When we receive a complaint concerning moisture infiltration, condensation or mold problems, and/or become aware that an air quality concern exists, we will implement corrective measures in accordance with guidelines and protocols we have developed with the assistance of outside experts. We cannot assure our stockholders that material legal claims relating to moisture infiltration and the presence of, or exposure to, mold will not arise in the future. These legal claims could require significant expenditures for legal defense representation which could adversely affect our revenues.

Delays in development and lease-up of our properties would reduce our profitability.

We may acquire properties that require repositioning or redeveloping such properties with the goal of increasing cash flow, value or both. Construction delays to new or existing self storage properties due to weather, unforeseen site conditions, personnel problems, and other factors could delay our anticipated customer occupancy plan which could adversely affect our profitability and cash flow. Furthermore, our estimate of the costs of repositioning or redeveloping an acquired property may prove to be inaccurate, which may result in our failure to meet our profitability goals. We may also encounter unforeseen cost increases associated with building materials or construction services resulting from trade tensions, disruptions, tariffs, duties or restrictions or an epidemic, pandemic or other health crisis, such as the COVID-19 outbreak. Additionally, we may acquire a new property that has a relatively low physical occupancy, and the cash flow from existing operations may be insufficient to pay the operating expenses associated with that property until the property is adequately leased. If one or more of these properties do not perform as expected or we are unable to successfully integrate new properties into our existing operations, our financial performance may be adversely affected.

The risks associated with storage contents may increase our operating costs or expose us to potential liability that may not be covered by insurance, which may have adverse effects on our business, financial condition, and results of operations.

The self storage facilities we own and operate are leased directly to customers who store their belongings without any immediate inspections or oversight from us. We may unintentionally lease space to groups engaged in illegal and dangerous activities. Damage to storage contents may occur due to, among other occurrences, the following: war, acts of terrorism, earthquakes, floods, hurricanes, pollution, environmental matters, fires or events caused by fault of a customer, fault of a third party, or fault of our own. Such damage may or may not be covered by insurance maintained by us, if any. We will determine the amounts and types of insurance coverage that we will maintain, including any coverage over the contents of any properties in which we may invest. Such determinations will be made on a case-by-case basis based on the type, value, location, and risks associated with each investment, as well as any lender requirements, among any other factors we may consider relevant. There is no guarantee as to the type of insurance that we will obtain for any investments that we may make and there is no guarantee that any particular damage to storage contents would be covered by such insurance, even if obtained. The costs associated with maintaining such insurance, as well as any liability imposed upon us due to damage to storage contents, may have a material adverse impact on our business, financial condition, and results of operations.

Additionally, although we require our customers to sign an agreement stating that they will not store flammable, hazardous, illegal, or dangerous contents in the self storage units, we cannot ensure that our customers will abide by such agreement or otherwise comply with applicable laws, including environmental, health and safety laws. The storage of such materials or violation of applicable laws might cause destruction to a facility or impose liability on us for the costs of removal or remediation if these various contents or substances are released on, from or in a facility, which may have a material adverse impact on our business, financial condition, and results of operations.

Our operating results may be affected by regulatory changes that have an adverse impact on our specific facilities, including our ability to obtain required permits and approvals, which may adversely affect our business, financial condition, and results of operations.

Certain regulatory changes may have a direct impact on our self storage facilities, including but not limited to, land use, zoning, and permitting requirements by governmental authorities at the local level, which can restrict the availability of land for development, and special zoning codes which omit certain uses of property from a zoning category. These special uses (i.e., hospitals, schools, and self storage facilities) are allowed in that particular zoning classification only by obtaining a special use permit and the permission of local zoning authority. If we are delayed in obtaining or unable to obtain a special

use permit where one is required, new developments or expansion of existing developments could be delayed or reduced. Additionally, certain municipalities require holders of a special use permit to have higher levels of liability coverage than is normally required. The acquisition of, or the inability to obtain, a special use permit and the possibility of higher levels of insurance coverage associated therewith may have an adverse impact on our business, financial condition, and results of operations.

General Risks Related to Investments in Real Estate

Our operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, and we cannot assure stockholders that we will be profitable or that we will realize growth in the value of our real estate properties.

Our operating results will be subject to risks generally incident to the ownership of real estate, including:

- changes in general economic or local conditions;
- changes in supply of or demand for similar or competing properties in an area, including additional competing developments;
- changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;
- changes in tax, real estate, environmental and zoning laws;
- changes in property tax assessments and insurance costs; and
- increases in interest rates and tight money supply.

These and other reasons may prevent us from being profitable or from realizing growth or maintaining the value of our real estate properties.

We may suffer reduced or delayed revenues for, or have difficulty selling, properties with vacancies.

We anticipate that the majority of the properties we acquire will have some level of vacancy at the time of closing either because the property is in the process of being developed and constructed, it is newly constructed and in the process of obtaining tenants, or because of economic or competitive or other factors. Shortly after a new property is opened, during a time of development and construction, or because of economic or competitive or other factors, we may suffer reduced revenues resulting in lower cash distributions to you due to a lack of an optimum level of tenants. In addition, the resale value of the real property could be diminished because the market value may depend principally upon the value of the leases of such real property. In addition, because properties' market values depend principally upon the occupancy rates, the resale value of properties with prolonged low occupancy rates could suffer, which could further reduce your return.

Our operating results may be negatively affected by our construction and development activities, whether as a result of an increased cost of labor and materials, or increased costs and risks associated with potential development and construction delays, each of which could diminish the return on a stockholder's investment.

We may invest some or all of the proceeds available for investment in the acquisition, development, and/or redevelopment of properties upon which we will develop and construct improvements. We could incur substantial capital obligations in connection with these types of investments, including costs associated with an increase in the cost of the underlying labor and materials. We also will be subject to risks relating to uncertainties associated with rezoning for development and environmental concerns of governmental entities and/or community groups and our builder's ability to control construction costs or to build in conformity with plans, specifications, and timetables. The builder's failure to perform may necessitate legal action by us to rescind the purchase or the construction contract or to compel performance. Performance may also be affected or delayed by conditions beyond the builder's control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases for space at a newly developed project. We may incur additional risks when we make periodic progress payments or other advances to such builders prior to completion of construction. These and other such factors can result in increased costs of a project or loss of our investment. Substantial capital obligations could delay our ability to make distributions. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. Furthermore, we must rely upon projections of rental income and expenses and estimates of the fair market value of property upon completion of construction when agreeing upon a price to be paid for the property at the time of acquisition of the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

In addition, we may invest in unimproved real property. Returns from development of unimproved properties are also subject to risks and uncertainties associated with rezoning the land for development and environmental concerns of governmental entities and/or community groups. Although our intention is to limit any investment in unimproved property to property we intend to develop, your investment nevertheless is subject to the risks associated with investments in unimproved real property.

We may obtain only limited warranties when we purchase a property.

The seller of a property will often sell such property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations, and indemnifications that will only survive for a limited period after the closing. Also, many sellers of real estate are single purpose entities without significant other assets. The purchase of properties with limited warranties or from undercapitalized sellers increases the risk that we may lose some or all of our invested capital in the property as well as the loss of rental income from that property.

If we enter into non-compete agreements with the sellers of the properties that we acquire, and the terms of those agreements expire, the sellers may compete with us within the general location of one of our properties, which could have an adverse effect on our operating results and returns to our stockholders.

We may enter into non-compete agreements with the sellers of the properties that we acquire in order to prohibit the seller from owning, operating, or being employed by a competing property for a predetermined time frame and within a geographic radius of a property we acquire. When these non-compete agreements expire, we may face the risk that the seller will develop, own, operate or become employed by a competing property within the general location of one of our properties, which could have an adverse effect on our operating results and returns to our stockholders.

Costs of complying with governmental laws and regulations, including those relating to environmental matters, may adversely affect our income and the cash available for distribution.

All real property, including our self storage properties, and the operations conducted on real property are subject to federal, state, and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation, and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liability on customers, owners, or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. This liability could be substantial. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent a property, or to pledge such property as collateral for future borrowings.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Additionally, our customers' activities, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, there are various local, state, and federal fire, health, life-safety, and similar regulations with which we may be required to comply, and that may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines, or damages we must pay will reduce our ability to continue to pay distributions at the current rate to our stockholders and may reduce the value of our stockholders' investments.

We cannot assure our stockholders that the independent third party environmental assessments we obtain prior to acquiring any properties we purchase will reveal all environmental liabilities or that a prior owner of a property did not create a material environmental condition not known to us. We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist in the future. We cannot assure our stockholders that our business, assets, results of operations, liquidity, or financial condition will not be adversely affected by these laws, which may adversely affect cash available for distribution, and the amount of distributions to our stockholders.

Costs of complying with governmental laws and regulations, including those relating to regulations accommodating disabilities, may affect cash available for distribution.

We are subject to various rules, regulations and standards with respect to accommodations we must make for individuals with disabilities. For example, in the United States, under the Americans with Disabilities Act of 1990, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. We are also subject to similar requirements in Ontario, Canada, under the Accessibility for Ontarians with Disabilities Act, or AODA. Under these regulations, places of public accommodation, which include our self storage facilities, are required to comply with certain requirements related to access and use by disabled persons. These requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. We will attempt to acquire properties that comply with such regulations or place the burden on the seller or other third party to ensure compliance with such regulations. However, we cannot assure our stockholders that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, our funds used for such compliance may affect cash available for distribution and the amount of distributions to our stockholders.

Our inability to sell a property when we desire to do so could adversely impact our ability to pay cash distributions to our stockholders.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates, and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Real estate generally cannot be sold quickly. Also, the tax laws applicable to REITs require that we hold our properties for investment, rather than for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interest. Therefore, we may not be able to dispose of properties promptly, or on favorable terms, in response to economic or other market conditions, and this may adversely impact our ability to make distributions to our stockholders.

In addition, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure our stockholders that we will have funds available to correct such defects or to make such improvements.

In acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would also restrict our ability to sell a property.

We may not be able to sell our properties at a price equal to, or greater than, the price for which we purchased such properties, which may lead to a decrease in the value of our assets.

We may be purchasing our properties at a time when capitalization rates are at historically low levels and purchase prices are high. Therefore, the value of our properties may not increase over time, which may restrict our ability to sell our properties, or in the event we are able to sell such property, may lead to a sale price less than the price that we paid to purchase the properties.

We may acquire or finance properties with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

Lock-out provisions are provisions that generally prohibit repayment of a loan balance for a certain number of years following the origination date of a loan. Such provisions are typically provided for by the Internal Revenue Code or the terms of the agreement underlying a loan. Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing properties. These provisions would affect our ability to turn our investments into cash and thus affect cash available for distribution to you. In some circumstances, lock-out provisions may prohibit us from reducing or increasing the amount of indebtedness with respect to any properties.

Lock-out provisions could impair our ability to take actions during the lock-out period that would otherwise be in your best interests and, therefore, may have an adverse impact on the value of the shares, relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

If we sell properties by providing financing to purchasers, defaults by the purchasers would adversely affect our cash flows.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk that the purchaser may default, which could negatively impact our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property we may accept upon the sale are actually paid, sold, refinanced, or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to make distributions to our stockholders.

Rising expenses could reduce cash flow and funds available for future acquisitions.

If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds for that property's operating expenses. Our properties will be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs, and maintenance and administrative expenses.

If we are unable to offset such cost increases through rent increases, we could be required to fund those increases in operating costs which could adversely affect funds available for future acquisitions or cash available for distribution.

If we suffer losses that are not covered by insurance or that are in excess of insurance coverage, we could lose invested capital and anticipated profits.

Material losses may occur in excess of insurance proceeds with respect to any property, as insurance may not be sufficient to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, acts of terrorism, earthquakes, floods, fires, hurricanes, pollution, or environmental matters, which are either uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. In addition, we may decide not to obtain any or adequate earthquake or similar catastrophic insurance coverage because the premiums are too high even in instances where it may otherwise be available. Insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase specific coverage against terrorism as a condition for providing mortgage loans. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our potential properties. In these instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure you that we will have adequate coverage for such losses. The Terrorism Risk Insurance Act of 2002 is designed for a sharing of terrorism losses between insurance companies and the federal government. We cannot be certain how this act will impact us or what additional cost to us, if any, could result. If such an event damaged or destroyed one or more of our properties, we could lose both our invested capital and anticipated profits from such property.

Delays in the acquisition, development, and construction of properties may have adverse effects on our results of operations and returns to our stockholders.

Delays we encounter in the selection, acquisition, and development of real properties could adversely affect your returns. From time to time we may acquire unimproved real property, properties that are in need of redevelopment, or properties that are under development or construction. Investments in such properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and/or community groups, and our builders' ability to build in conformity with plans, specifications, budgets, and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Further, rising inflation may have an effect on the budgets of our development and construction projects by increasing the costs necessary to complete such projects.

Where properties are acquired prior to the start of construction or during the early stages of construction, it will typically take up to 24 months or more to complete construction, prior to beginning to lease the available space, which can take as long as or longer than the construction process. Therefore, you could suffer delays in the receipt of cash distributions attributable to those particular real properties. We may incur additional risks when we make periodic progress payments or

other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. We also must rely on rental income and expense projections and estimates of the fair market value of a property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Increases in interest rates may adversely affect the demand for our shares.

One of the factors that influence the demand for purchase of our shares is the annual rate of distributions that we pay on our shares, as compared with interest rates. An increase in interest rates may lead potential purchasers of our shares to demand higher annual distribution rates, which could adversely affect our ability to sell our shares and raise proceeds in this offering, which could result in a less diversified portfolio of real estate.

Property taxes may increase, which will adversely affect our net operating income and cash available for distributions.

Each of the properties we acquire will be subject to real property taxes, which represents a significant component of our properties' annual operating expenses. Some local real property tax assessors may seek to reassess some of our properties as a result of our acquisition of the property. From time to time, our property taxes may increase as property values or assessment rates change or for other reasons deemed relevant by the assessors. Recent local government shortfalls in tax revenue may cause pressure to increase tax rates or assessment levels. Increases in real property taxes will adversely affect our net operating income and cash available for distributions.

We will be subject to risks associated with joint venture partners in joint venture arrangements that otherwise may not be present in other real estate investments.

We may enter into joint ventures with respect to a portion of the properties we acquire. Ownership of joint venture interests involves risks generally not otherwise present with an investment in real estate such as the following:

- the risk that a joint venture partner may at any time have economic or business interests or goals that are or become inconsistent with our business interests or goals;
- the risk that a joint venture partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives;
- the risk that disputes with our joint venture partners may result in litigation, which may cause us to incur substantial costs and/or prevent our management from focusing on our business objectives;
- the possibility that a joint venture partner might not have adequate liquid assets to make cash advances that may be required in order to fund operations, maintenance and other expenses related to the property, which could result in the loss of current or prospective tenants and may otherwise adversely affect the operation and maintenance of the property, and could cause a default under the mortgage loan financing documents applicable to the property, if any, and may result in late charges, penalties and interest, and may lead to the exercise of foreclosure and other remedies by a lender;
- the risk that a joint venture partner could breach agreements related to the property, which may cause a default under, or result in personal liability for, the applicable mortgage loan financing documents, violate applicable securities laws and otherwise adversely affect the property and the joint venture arrangement; or
- the risk that a default by joint venture partner would constitute a default under the applicable mortgage loan financing documents, if any, that could result in a foreclosure and the loss of all or a substantial portion of the investment made by the joint venture partner.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce the amount available for distribution to our stockholders.

In the event that our interests become adverse to those of the other joint venture partners, we may not have the contractual right to purchase the joint venture interests from the other joint venture partners. Even if we are given the opportunity to purchase such joint venture interests in the future, we cannot guarantee that we will have sufficient funds available at the time to purchase such joint venture interests. We may not be able to sell our interest in a property at the time

we would like to sell, such as at a time when the other joint venture partners in such property do not desire to sell their interests. In addition, we anticipate that it will be much more difficult to find a willing buyer for our joint venture interests in a property than it would be to find a buyer for a property we owned outright.

Investments in properties or other real estate investments outside the United States subject us to foreign currency risks, which may adversely affect distributions and our REIT status.

Revenues generated from any properties or other real estate investments we acquire or ventures we enter into relating to transactions involving assets located in markets outside the United States likely will be denominated in the local currency. Therefore, any investments we make outside the United States may subject us to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. Dollar ("USD"). As a result, changes in exchange rates of any such foreign currency to USD may affect our revenues, operating margins, and distributions, and may also affect the book value of our assets and the amount of stockholders' equity.

Changes in foreign currency exchange rates used to value a REIT's foreign assets may be considered changes in the value of the REIT's assets. These changes may adversely affect our ability to qualify as a REIT. Further, bank accounts in foreign currency which are not considered cash or cash equivalents may adversely affect our ability to qualify as a REIT.

Changes in the Canadian Dollar/USD exchange rate could have a material adverse effect on our operating results and value of the investment of our stockholders.

We may acquire joint venture interests and properties in Canada. As a result, our financial results may be adversely affected by fluctuations in the Canadian Dollar/USD exchange rate. We cannot predict with any certainty changes in foreign currency exchange rates or our ability to mitigate these risks. Several factors may affect the Canadian Dollar/USD exchange rate, including:

- sovereign debt levels and trade deficits;
- domestic and foreign inflation rates and interest rates and investors' expectations concerning those rates;
- other currency exchange rates;
- changing supply and demand for a particular currency;
- monetary policies of governments;
- changes in balances of payments and trade;
- trade restrictions;
- direct sovereign intervention, such as currency devaluations and revaluations;
- investment and trading activities of mutual funds, hedge funds and currency funds; and
- other global or regional political, economic or financial events and situations.

These events and actions are unpredictable. In addition, the Canadian Dollar may not maintain its long term value in terms of purchasing power in the future. The resulting volatility in the Canadian Dollar/USD exchange rate could materially and adversely affect our performance.

We are subject to additional risks as a result of any joint venture interest or properties we acquire in Canada.

In addition to currency exchange rates, the value of any joint venture interests or properties we acquire in Canada may be affected by factors peculiar to the laws and business practices of Canada. Canadian laws and business practices may expose us to risks that are different from and in addition to those commonly found in the United States. Ownership and operation of foreign assets pose several risks, including, but not limited to the following:

- the burden of complying with both Canadian and United States' laws;
- changing governmental rules and policies, including changes in land use and zoning laws, more stringent environmental laws or changes in such laws;

- existing or new Canadian laws relating to the foreign ownership of real property or loans and laws restricting the ability of Canadian persons or companies to remove profits earned from activities within the country to the person's or company's country of origin;
- the potential for expropriation;
- possible currency transfer restriction;
- imposition of adverse or confiscatory taxes;
- changes in real estate and other tax rates or laws and changes in other operating expenses in Canada;
- possible challenges to the anticipated tax treatment of our revenue and our properties;
- adverse market conditions caused by terrorism, civil unrest and changes in national or local governmental or economic conditions;
- the potential difficulty of enforcing obligations in other countries;
- negative impacts on our property operations in Canada and the increase of cost resulting from new, expanded or retaliatory tariffs, sanctions, quotas or trade barriers (including recent U.S. tariffs imposed on Canada by the Trump administration and any retaliatory actions taken by Canada);
- changes in the availability, cost, and terms of loan funds resulting from varying Canadian economic policies; and
- our limited experience and expertise in foreign countries relative to our experience and expertise in the United States.

Risks Associated with Debt Financing

We have broad authority to incur debt, and high debt levels could hinder our ability to continue to pay distributions at the current rate and could decrease the value of our stockholders' investments.

Our charter generally limits us to incurring debt no greater than 300% of our net assets, as defined (equivalent to 75% leverage), unless any excess borrowing is approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report, along with a justification for such excess borrowing. High debt levels would cause us to incur higher interest charges, would result in higher debt service payments, and could be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our stockholders' investments.

We may incur mortgage indebtedness and other borrowings, which may increase our business risks.

While we intend to use medium-to-high leverage (between 50% to 60%) during our Public Offering, we may place permanent financing on our properties or obtain credit facilities or other similar financing arrangements in order to acquire properties as funds are being raised in in our Public Offering, including loans from affiliates of our sponsor. We may also decide to later further leverage our properties. We may incur mortgage debt and pledge all or some of our real properties as security for that debt to obtain funds to acquire real properties. We may borrow if we need funds to pay a desired distribution rate to our stockholders. We may also borrow if we deem it necessary or advisable to assure that we qualify and maintain our qualification as a REIT for federal income tax purposes. If there is a shortfall between the cash flow from our properties and the cash flow needed to service mortgage debt, then the amount available for distribution to stockholders may be reduced.

If we breach covenants under our loans, we could be held in default under such loans, which could accelerate our repayment date and materially adversely affect the value of our stockholders' investment in us.

Certain of our loans are secured by first mortgages on some of our properties, and other loans are secured by pledges of equity interests in the entities that own certain of our properties. Such loans also impose a number of financial or other covenant requirements on us. If we should breach certain of those financial or other covenant requirements, or otherwise default on such loans or notes, then the respective lenders could accelerate our repayment dates. If we do not have sufficient cash to repay the applicable loan at that time, such lenders could foreclose on the property securing the applicable loan or take control of the pledged collateral, as the case may be. Such foreclosure could result in a material loss for us and would adversely affect the value of our stockholders' investment in us.

We have incurred, and intend to continue to incur, indebtedness secured by our properties, which may result in foreclosure.

Most of our borrowings to acquire properties will be secured by mortgages on our properties. If we default on our secured indebtedness, the lender may foreclose and we could lose our entire investment in the properties securing such loan, which could adversely affect distributions to our stockholders. To the extent lenders require us to cross-collateralize our properties, or our loan agreements contain cross-default provisions, a default under a single loan agreement could subject multiple properties to foreclosure.

High interest rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire and the amount of cash distributions we can make.

If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher when the properties are refinanced, we may not be able to finance the properties and our income could be reduced. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to stockholders. Further, higher interest rates may also increase our funding costs, limit our access to capital markets, or negatively impact our ability to obtain financing for the acquisition of properties, particularly from the debt markets. This may hinder our ability to raise more capital by issuing more stock or by borrowing additional funds, which could reduce the number of properties we can acquire.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender could impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, or replace our Advisor. While mortgage debt is generally non-recourse, mortgage lenders may require that we enter into guaranty agreements under which we guaranty the full repayment of the debt under certain circumstances. In addition, lenders may require that we enter into environmental indemnity agreements under which we will indemnify the lender for certain environmental losses incurred by the lender. These or other limitations may adversely affect our flexibility and limit our ability to make distributions to our stockholders.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to make distributions to our stockholders.

Interest we pay will reduce cash available for distribution. Additionally, if we incur variable rate debt, increases in interest rates would increase our interest costs, which could reduce our cash flows and our ability to make distributions to stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments. In 2022, the U.S. Federal Reserve raised interest rates on multiple occasions and continued to increase interest rates in 2023 although at a slower pace. While the U.S. Federal Reserve began to decrease interest rates in 2024, any further increases by the U.S. Federal Reserve or other relevant central banks would increase the risk of the foregoing.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to fund our capital and operating needs and distributions.

The Federal Deposit Insurance Corporation, or FDIC, generally only insures limited amounts per depositor per insured bank. The FDIC insures up to $250,000 per depositor per insured bank account. At December 31, 2024, we had cash and cash equivalents exceeding these federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fail, we may lose our deposits over the federally insured levels. The loss of our deposits would reduce the amount of cash we have available to fund our capital and operating needs and distributions.

Federal Income Tax Risks

Failure to continue to qualify as a REIT would adversely affect our operations and our ability to continue to pay distributions at our current level as we will incur additional tax liabilities.

We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2021. We believe that our organization and method of operation has enabled and will continue to enable us to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes. Qualification as a REIT

involves highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. Our qualification as a REIT will depend upon our ability to meet, through investments, actual operating results, distributions and satisfaction of specific stockholder rules, the various tests imposed by the Code.

If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax on our taxable income at the regular corporate rate, which would reduce our net earnings available for investment or distribution to stockholders. If our REIT status is terminated for any reason, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of such termination. In addition, we would no longer be required to make distributions to stockholders, and distributions we do make would no longer qualify for the dividends paid deduction. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax and redeem holders of the Series A Convertible Preferred Stock.

Qualification as a REIT is subject to the satisfaction of tax requirements and various factual matters and circumstances that are not entirely within our control. New legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to qualification as a REIT or the federal income tax consequences of being a REIT. Our failure to continue to qualify as a REIT would adversely affect the return of our stockholders' investment.

To qualify as a REIT, and to avoid the payment of U.S. federal income and excise taxes and maintain our REIT status, we may be forced to borrow funds, use proceeds from the issuance of securities, or sell assets to pay distributions, which may result in our distributing amounts that may otherwise be used for our operations.

To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains. We will be subject to federal income tax on our undistributed REIT taxable income and net capital gain and subject to a 4% nondeductible excise tax on any amount by which dividends we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income, and (3) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on the acquisition, maintenance or development of properties and it is possible that we might be required to borrow funds, use proceeds from the issuance of securities or sell assets in order to distribute enough of our taxable income to maintain our REIT status and to avoid the payment of federal income and excise taxes. We may be required to make distributions to stockholders at times it would be more advantageous to reinvest cash in our business or when we do not have cash readily available for distribution, and we may be forced to liquidate assets on terms and at times unfavorable to us. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash.

If any partnership of ours fails to maintain its status as a partnership for federal income tax purposes, its income would be subject to taxation and our REIT status would be terminated.

We intend to maintain the status of our partnerships, including our operating partnership, as partnerships for federal income tax purposes. However, if the Internal Revenue Service ("IRS") were to successfully challenge the status of any of our partnerships as a partnership, then it would be taxable as a corporation. Such an event would reduce the amount of distributions that such partnership could make to us. This would also result in our losing REIT status and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the return on our stockholders' investments. In addition, if any of the entities through which any of our partnerships owns its properties, in whole or in part, loses its characterization as a partnership for federal income tax purposes, then it would become subject to taxation as a corporation, thereby reducing distributions to such partnership. Such a recharacterization of any of our partnerships or an underlying property owner could also threaten our ability to maintain REIT status.

We may be required to pay some taxes due to actions of our taxable REIT subsidiary which would reduce our cash available for distribution to our stockholders.

Any net taxable income earned directly by our taxable REIT subsidiary, or through entities that are disregarded for federal income tax purposes, which are wholly-owned by our taxable REIT subsidiary, will be subject to federal and possibly state corporate income tax. We have elected or intend to elect to treat the TRS as a taxable REIT subsidiary, and we may elect to treat other subsidiaries as taxable REIT subsidiaries in the future. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct certain interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on

some deductions taken by a taxable REIT subsidiary if the economic arrangements between the REIT, the REIT's customers, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income because not all states and localities follow the federal income tax treatment of REITs. To the extent that we and our affiliates are required to pay federal, state, and local taxes, we will have less cash available for distributions to our stockholders.

If we were considered to actually or constructively pay a "preferential dividend" to our stockholders, our status as a REIT could be adversely affected.

As discussed above, in order to qualify as a REIT, we must distribute annually to our stockholders at least 90% of our REIT taxable income (which may not equal net income as calculated in accordance with GAAP in the United States), determined without regard to the deduction for distributions paid and excluding net capital gains. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with any preferences among different classes of stock as set forth in our organizational documents. Currently, there is uncertainty as to the IRS's position regarding whether certain arrangements involving REITs could give rise to the inadvertent payment of a preferential dividend (e.g., the pricing methodology for stock purchased under a distribution reinvestment plan, the terms of stock redemptions, or the allocation of certain fees among different classes of stock), except as otherwise set forth with respect to a particular REIT in a private letter ruling from the IRS to such REIT. We believe that differences in dividends distributed to holders of Class A shares as compared to Class T shares, Class Y shares, Class W shares and Class Z shares, as a result of the stockholder servicing fees and dealer manager servicing fees, respectively, will not result in preferential dividends. However, we have not applied for a ruling from the IRS with respect to our multi-class stock structure or our ability to deduct dividend payments in connection with that structure and its possible effect on our qualification as a REIT. We have received the opinion of Nelson Mullins that our class structure complies with current tax law requirements and that dividend payments by us will be deductible and will not adversely affect our qualification as a REIT. This opinion has been issued in connection with our Public Offering. Opinions of counsel are not binding on the IRS or on any court. Therefore, if the IRS were to successfully assert that we paid a preferential dividend, we may be deemed to have either (a) distributed less than 100% of our REIT taxable income and therefore be subject to tax on the undistributed portion, or (b) distributed less than 90% of our REIT taxable income, in which case our status as a REIT could be terminated if we were unable to cure such failure.

Our stockholders may have tax liability on distributions they elect to reinvest in our common stock.

If our stockholders participate in our distribution reinvestment plan, then for federal income tax purposes our stockholders will be deemed to have been distributed an amount equal to the fair market value of the stock purchased pursuant to the Distribution Reinvestment Plan. As a result, unless a stockholder is a tax-exempt entity, such stockholder may have to use funds from other sources to pay its tax liability on amounts deemed distributed to it.

In certain circumstances, we may be subject to federal and state income taxes as a REIT, which would reduce our cash available for distribution to our stockholders.

Even if we qualify and maintain our status as a REIT, we may be subject to federal income taxes or state taxes. For example, net income from a "prohibited transaction" will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our property and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes on our income or property, either directly, at the level of our Operating Partnership, or at the level of any other companies through which we indirectly own our assets. Any federal or state taxes we pay will reduce our cash available for distribution to our stockholders.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our common stock, nor gain from the sale of common stock, should generally constitute unrelated business taxable income, or UBTI, to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

- part of the income and gain recognized by certain qualified employee pension trusts with respect to our common stock may be treated as UBTI if shares of our common stock are predominately held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one of the REIT share ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as UBTI;
- part of the income and gain recognized by a tax-exempt investor with respect to our common stock would constitute UBTI if the investor incurs debt in order to acquire the common stock; and
- part or all of the income or gain recognized with respect to our common stock by social clubs, voluntary employee benefit associations and supplemental unemployment benefit trusts which are exempt from federal income taxation under Sections 501(c)(7), (9), or (17) of the Code may be treated as UBTI.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of shares of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, or we may be required to liquidate otherwise attractive investments in order to comply with the REIT tests. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Legislative or other actions affecting REITs materially and adversely affect our stockholders and us.

Individuals with incomes below certain thresholds are subject to federal income taxation on qualified dividends at a maximum rate of 15%. For those with income above such thresholds, the qualified dividend rate is 20%. These tax rates are generally not applicable to distributions paid by a REIT, unless such distributions represent earnings on which the REIT itself has been taxed. As a result, distributions (other than capital gain distributions) we pay to individual investors generally will be subject to the tax rates that are otherwise applicable to ordinary income for federal income tax purposes, subject to a 20% deduction for REIT dividends. This disparity in tax treatment may make an investment in our shares comparatively less attractive to individual investors than an investment in the shares of non-REIT corporations, and could have an adverse effect on the value of our common stock. Stockholders are urged to consult with their own tax advisors with respect to the impact of recent legislation on their investment in our common stock and the status of legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our common stock. Stockholders should also note that our legal counsel's tax opinion assumes that no legislation will be enacted after the date of such opinion that will be applicable to an investment in our shares.

Foreign purchasers of our common stock may be subject to FIRPTA tax upon the sale of their shares.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to a tax, known as FIRPTA tax, on the gain recognized on the disposition. Such FIRPTA tax does not apply, however, to the disposition of stock in a REIT if the REIT is "domestically controlled." A REIT is "domestically controlled" if less than 50% of the REIT's stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence.

We cannot assure our stockholders that we will qualify as a "domestically controlled" REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of our shares would be subject to FIRPTA tax, unless our shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock.

To the extent our distributions represent a return of capital for tax purposes, our stockholders could recognize an increased capital gain upon a subsequent sale of their common stock.

Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a stockholder to the extent those distributions do not exceed the stockholder's adjusted tax basis in his or her common stock, but instead will constitute a return of capital and will reduce such adjusted basis. (Such distributions to Non-U.S. Stockholders may be subject to withholding, which may be refundable.) If distributions exceed such adjusted basis, then such adjusted basis will be reduced to zero and the excess will be capital gain to the stockholder. If distributions result in a

reduction of a stockholder's adjusted basis in his or her common stock, then subsequent sales of such stockholder's common stock potentially will result in recognition of an increased capital gain.

ERISA Risks

There are special considerations that apply to qualified pension or profit-sharing trusts or IRAs investing in our shares which could cause an investment in our company to be a prohibited transaction and could result in additional tax consequences.

If our stockholders are investing the assets of a qualified pension, profit-sharing, 401(k), Keogh, or other qualified retirement plan or the assets of an IRA in our common stock, they should satisfy themselves that, among other things:

- their investment is consistent with their fiduciary obligations under ERISA and the Code;
- their investment is made in accordance with the documents and instruments governing their plan or IRA, including their plan's investment policy;
- their investment satisfies the prudence and diversification requirements of ERISA;
- their investment will not impair the liquidity of the plan or IRA;
- their investment will not produce UBTI for the plan or IRA;
- they will be able to value the assets of the plan annually in accordance with ERISA requirements; and
- their investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Persons investing the assets of employee benefit plans, IRAs, and other tax-favored benefit accounts should consider ERISA and related risks of investing in the shares.

ERISA and Code Section 4975 prohibit certain transactions that involve (1) certain pension, profit-sharing, employee benefit, or retirement plans or individual retirement accounts and Keogh plans, and (2) any person who is a "party-in-interest" or "disqualified person" with respect to such a plan. Consequently, the fiduciary of a plan contemplating an investment in the shares should consider whether we, any other person associated with the issuance of the shares, or any of their affiliates is or might become a "party-in-interest" or "disqualified person" with respect to the plan and, if so, whether an exemption from such prohibited transaction rules is applicable. In addition, the Department of Labor ("DOL") plan asset regulations provide that, subject to certain exceptions, the assets of an entity in which a plan holds an equity interest may be treated as assets of an investing plan, in which event the underlying assets of such entity (and transactions involving such assets) would be subject to the prohibited transaction provisions. We intend to take such steps as may be necessary to qualify us for one or more of the exemptions available, and thereby prevent our assets as being treated as assets of any investing plan.

General Risk Factors

A failure in, or breach of, our operational or security systems or infrastructure, or those of our third party vendors and other service providers or other third parties, including as a result of cyber attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.

We rely heavily on communications and information systems to conduct our business. Information security risks for our business have generally increased in recent years in part because of the proliferation of new technologies; the use of the Internet and telecommunications technologies to process, transmit and store electronic information, including the management and support of a variety of business processes, including financial transactions and records, personally identifiable information, and tenant and lease data; and the increased sophistication and activities of organized crime, hackers, and terrorists, activists, and other external parties. As customer, public, and regulatory expectations regarding operational and information security have increased, our operating systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, and breakdowns. Our business, financial, accounting, and data processing systems, or other operating systems and facilities, may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control. For example, there could be electrical or telecommunication outages; natural disasters such as earthquakes, tornadoes, and hurricanes; disease pandemics;

events arising from local or larger scale political or social matters, including terrorist acts; and as described below, cyber attacks.

Our business relies on its digital technologies, computer and email systems, software and networks to conduct its operations. Although we have information security procedures and controls in place, our technologies, systems and networks and, because the nature of our business involves the receipt and retention of personal information about our customers, our customers' personal accounts may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of our or our customers' or other third parties' confidential information. Third parties with whom we do business or who facilitate our business activities, including intermediaries or vendors that provide service or security solutions for our operations, and other third parties, could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints. In addition, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security.

While we have disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. Our risk and exposure to these matters remain heightened because of the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage or unauthorized access remain a focus for us. As threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate information security vulnerabilities. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or cyber attacks or security breaches of the networks, systems or devices that our customers use to access our products and services, could result in customer attrition, loss of or damage to our proprietary or confidential information, including with respect to our tenants or other third parties, regulatory fines, penalties or intervention, reputation damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could have a material effect on our business, financial condition, or results from operations. Furthermore, if such attacks are not detected immediately, their effect could be compounded.

We face risks related to an epidemic, pandemic or other health crisis, such as the COVID-19 pandemic, which could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.

Our rental revenue and operating results depend significantly on the demand for self storage space. A health crisis such as an epidemic or pandemic, such as the COVID-19 pandemic, could cause weaknesses in national, regional and local economies that negatively impact the demand for self storage space and/or increase bad debts, our business, financial condition, liquidity, results of operations and prospects could be adversely impacted. Additionally, we typically conduct aspects of our leasing activity at our facilities, as well as the offering of various ancillary products, including moving and packing supplies, such as locks and boxes, and other services, such as protection plans, tenant insurance or similar programs. Accordingly, reductions in the ability and willingness of customers to visit our facilities due to such health crises could reduce rental revenue and ancillary operating revenue produced by our facilities. Concerns relating to such health crises could also impact the availability of our personnel to report for work at our facilities, which could adversely affect our ability to adequately manage our facilities.

We may become subject to greater liability due to changing regulations and laws regarding cybersecurity, which could materially adversely effect our business, operations, results of operations and profitability.

Regulators have been imposing new data privacy and security requirements, including new and greater monetary fines for privacy violations. These laws and regulations may be broad in scope and subject to evolving interpretations and increasing enforcement, and we may incur costs to monitor compliance and alter our practices. Moreover, certain new and existing data privacy laws and regulations could diverge and conflict with each other in certain respects, which makes compliance increasingly difficult. Complying with new regulatory requirements could require us to incur substantial expenses or require us to change our business practices, either of which could harm our business. As regulators have become increasingly focused on information security, data collection and use and privacy, we may be required to devote significant additional resources to modify and enhance our information security controls and to identify and remediate vulnerabilities, which could adversely impact our results of operations and profitability. Any compromise or breach of our systems could result in adverse publicity, harm our reputation, lead to claims against us and affect our relationships with our Advisor, our

Dealer Manager, service providers (including our transfer agent), tenants, or other third parties, any of which could have a material adverse effect on our business, operations, results of operations and profitability.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

We take a comprehensive approach to cybersecurity and prioritize the security and integrity of our data, including those of our customers and other stakeholders, as a top priority. Our board of directors (in particular our audit committee) and our management are actively involved in the oversight of our risk management program, of which cybersecurity represents an important component. As described in more detail below, we have established policies, standards, processes and practices for assessing, identifying, and managing material risks from cybersecurity threats. We have devoted significant resources to implement and maintain security measures to meet regulatory requirements and stakeholder expectations, and we intend to continue to make appropriate investments to maintain the security and integrity of our data. There can be no guarantee that our established policies, standards, processes and practices will be properly followed in every instance or that they will be effective at mitigating all cybersecurity threats. Although our risk factors include further detail about the material cybersecurity risks we face, we believe that risks from cybersecurity threats, have not materially affected our business to date. We can provide no assurance that there will not be incidents in the future or that they will not materially affect us, including our business, results of operations, or financial condition.

Risk Management and Strategy

Our policies, standards, processes and practices for assessing, identifying, and managing material risks from cybersecurity threats are integrated into our overall risk management process and are based on frameworks established by the National Institute of Standards and Technology ("NIST"), the International Organization for Standardization and other applicable industry standards and best practices. Our cybersecurity program in particular focuses on the following key areas: collaboration, risk assessment, technical safeguards, incident response and recovery planning, third-party risk management, education and awareness, and governance.

Collaboration

Our cybersecurity risks are identified and addressed through a comprehensive, cross-functional approach. Key security, risk, and compliance stakeholders meet regularly to develop strategies for preserving the confidentiality, integrity and availability of Company and customer information, identifying, preventing and mitigating cybersecurity threats. We maintain controls and procedures that are designed to ensure prompt escalation of certain cybersecurity incidents so that decisions regarding public disclosure and reporting of such incidents can be made by management and our board of directors in a timely manner.

Risk Assessment

At least annually, we conduct a cybersecurity risk assessment that takes into account information from internal stakeholders, known security vulnerabilities, and other external sources (e.g., reported security incidents that have impacted other companies, industry trends, and evaluations by third parties and consultants). The results of the assessment are used to drive alignment on, and prioritization of, initiatives to enhance our security controls, make recommendations to improve processes. Our board of directors and members of management, as appropriate, are presented with any updates we make due to our risk assessment.

Technical Safeguards

We regularly assess and deploy technical safeguards designed to protect our information systems from cybersecurity threats. Such safeguards are regularly evaluated and improved based on vulnerability assessments, cybersecurity threat intelligence and other developing cybersecurity practices.

Incident Response and Recovery Planning

We have established comprehensive incident response and recovery plans and continue to evaluate the effectiveness of those plans. Our incident response and recovery plans address — and guide our response to — a cybersecurity incident.

Third-Party Risk Management

We have implemented processes designed to identify and mitigate cybersecurity threats associated with our use of third-party service providers. Such providers are subject to security risk assessments at the time of onboarding, contract renewal, and upon detection of an increase in risk profile. We use a variety of inputs in our risk assessments, including information supplied by providers and third parties. In addition, we require our providers to meet appropriate security requirements, controls and responsibilities and investigate security incidents that have impacted our third-party providers, as appropriate.

Education and Awareness

We regularly remind employees of the importance of handling and protecting customer and employee data, including through annual certifications of our policies as well as periodic security training to enhance employee awareness of how to detect and respond to cybersecurity threats.

Governance

Our board of directors delegated to our audit committee oversight of cybersecurity and other information technology (“IT”) risks. Our audit committee receives quarterly reports from management on our cybersecurity risks. In addition, management updates the audit committee as necessary regarding any significant cybersecurity incidents.

Our Sponsor's IT team, led by its Chief Information Officer, is responsible for assessing and managing our significant risks from cybersecurity threats and has primary responsibility for our risk management process and overall cybersecurity risk management program. This team includes in-house personnel devoted to these efforts, as well as a third-party IT firm, and they collectively have extensive knowledge of the technologies and applications we have adopted to address our cybersecurity risk.

In addition, our Sponsor's Chief Information Officer supports our company by staying informed about and monitoring efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include: briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources; and alerts and reports produced by security tools deployed in the IT environment.

ITEM 2. PROPERTIES

As of December 31, 2024, we owned 24 operating self storage facilities located in seven states (Arizona, Delaware, Florida, Nevada, Oregon, Pennsylvania and Washington) and three Canadian provinces (Alberta, British Columbia and Ontario), comprising approximately 19,220 units and approximately 2.1 million rentable square feet.

See Note 5 – Debt, of the Notes to the Consolidated Financial Statements contained in this report for more information about our indebtedness secured by our properties.

As of December 31, 2024, our wholly-owned self storage portfolio was comprised as follows:

State	No. of Properties	Units[(1)]	Sq. Ft. (net)[(2)]	% of Total Rentable Sq. Ft.	Physical Occupancy %[(3)]	Rental Income %[(4)]
Alberta	1	495	48,800	2%	88%	3%
Arizona	4	2,850	378,720	17%	92%	15%
British Columbia [(7)]	1	925	59,180	3%	77%[(5)]	4%
Delaware	1	820	80,545	4%	85%	3%
Florida [(6)]	4	2,585	334,615	16%	80%[(5)]	12%
Nevada	1	335	51,900	2%	94%	3%
Ontario	9	8,785	959,735	44%	87%[(5)]	49%
Oregon	1	520	55,830	3%	94%	3%
Pennsylvania	1	810	78,040	4%	93%	4%
Washington	1	1,095	99,745	5%	92%	4%
	24	19,220	2,147,110	100%	87%	100%

(1) Includes all rentable units, consisting of storage units and parking (approximately 850 units).

(2) Includes all rentable square feet, consisting of storage units and parking (approximately 199,780 square feet).

(3) Represents the occupied square feet of all facilities we owned in a state or province divided by total rentable square feet of all the facilities we owned in such state or area as of December 31, 2024.

(4) Represents rental income (excludes administrative fees, late fees, and other ancillary income) for all facilities we owned in a state or province divided by our total rental income for the month ended December 31, 2024.

(5) The following recently acquired properties are newly constructed or lease-up properties. The properties' occupancy as of their respective acquisition dates and as of December 31, 2024 are as follows:

Property	Acquisition Date	Initial Occupancy %	December 31, 2024 Physical Occupancy %
Apopka - FL [(6)]	12/30/2021	5%	64%
Vancouver - BC [(7)]	5/17/2022	38%	77%
Mississauga II - ONT	12/20/2022	15%	76%
Burlington II - ONT	1/31/2023	54%	77%

(6) In September 2024, we completed the expansion of the Apopka, FL property that added approximately 64,390 net rentable square feet and 400 units.

(7) In September 2024, we completed the final floors of the Vancouver, BC property that added approximately 20,860 net rentable square feet and 455 units.

Development properties

Bradenton Land

On February 16, 2023, we, through an indirect, wholly-owned subsidiary of our Operating Partnership, acquired a parcel of land adjacent to our property in Bradenton, Florida (the "Bradenton Land") from an unaffiliated third party. The purchase price for the Bradenton Land was approximately $1.4 million, plus closing costs and an acquisition fee to our advisor. We intend to expand our current self storage property on the Bradenton Land. Estimated development cost are approximately $5.0 million, which we expect to fund with a combination of net proceeds from our Primary Offering and/or potential future debt financing.

Etobicoke Land

On March 27, 2023, we, through an indirect, wholly-owned subsidiary of our Operating Partnership, acquired a parcel of land to be developed into a self storage facility located in Etobicoke, in the city of Toronto, Ontario (the "Etobicoke Land") from an unaffiliated third party. The purchase price for the Etobicoke Land was approximately CAD $2.2 million, plus closing costs and an acquisition fee to our advisor. Our cost to complete development is approximately CAD $15.9 million, which we expect to fund with a combination of net proceeds from our Primary Offering and/or the Meridian financing, as described below.

On March 6, 2025, we through wholly-owned subsidiary of our Operating Partnership, entered into a credit agreement with Meridian Credit Union Limited ("Meridian") with a maximum borrowing capacity of CAD $16.0 million. At close we

drew approximately CAD $2.1 million and have CAD $13.9 million available. Please see Note 13 - Subsequent events of the Notes to the Consolidated Financial Statements contained elsewhere in this report for additional information.

Investments in Unconsolidated Real Estate Ventures

We have entered into joint venture agreements with a subsidiary of SmartCentres, an unaffiliated third party, to acquire tracts of land and develop them into self storage facilities. We account for these investments using the equity method of accounting and they are stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings (loss) will generally be recognized based on our ownership interest in the earnings (loss) of each of the unconsolidated investments.

The following table summarizes our 50% ownership interests in unconsolidated real estate ventures as of December 31, 2024:

	Location	Date Real Estate Venture Acquired Land	Real Estate Venture Status	Estimated Completion Date	Approx. Units at Completion	Approx. Sq. Ft. (net) at Completion
Toronto	Toronto, Ontario	April 2021	Under Development	Second half of 2025	1,200	98,500
Toronto II	Toronto, Ontario	December 2021	Under Development	First half of 2025	1,500	121,500
Dorval	Dorval, Quebec	February 2023	Under Development	Second half of 2025	1,250	112,000
Hamilton	Hamilton, Ontario	November 2023	Operational	October 2024	970	100,000
Montreal	Montreal, Quebec	January 2024	Under Development	First half of 2026	1,450	124,000
					6,370	556,000

Our 50% share of development costs are currently expected to be approximately CAD $2.9 million for the Toronto Property, approximately CAD $3.3 million for the Toronto II Property, approximately CAD $4.0 million for the Dorval Property and approximately CAD $13.0 million for the Montreal Property. Development costs for Toronto, Toronto II and Dorval properties are expected to be funded with the SmartCentres Financing. The development costs for the Montreal Property are expected to be funded with a combination of net proceeds from our Primary Offering and/or potential future debt financing.

On August 30, 2024, we and SmartCentres, through our respective subsidiaries, entered into a master mortgage commitment agreement (the “MMCA”) with SmartCentres Storage Finance LP, an affiliate of SmartCentres (the “SmartCentres Lender”) (collectively, the “SmartCentres Financing”). The initial maximum amount available under the SmartCentres Financing is CAD $95.5 million and contains an accordion feature such that borrowings may be increased to CAD $120.0 million, subject to certain conditions set forth in the MMCA. The proceeds of the SmartCentres Financing will be used to finance the development and construction of self storage facilities on the Toronto, Toronto II, Dorval and Hamilton properties. On September 3, 2024, we and SmartCentres, through our respective subsidiaries, drew approximately CAD $46.3 million on the SmartCentres Financing and distributed approximately CAD $21.8 million to each partner.

The SmartCentres Financing is secured by first mortgages on each of the Toronto, Toronto II, Dorval and Hamilton properties. Interest on the SmartCentres Financing is a variable annual rate equal to the aggregate of: (i) the Adjusted Daily Compounded Canadian Overnight Repo Rate Average (“CORRA”), plus (ii) an adjusted Daily Compounded CORRA adjustment of approximately 0.30%, plus (iii) a margin based on the External Credit Rating, plus (iv) a margin under the Senior Credit Facility, each as defined and described further in the MMCA. As of December 31, 2024, the total interest rate was approximately 6.67%.

The SmartCentres Financing matures on May 11, 2026, and may be extended annually as set forth in the MMCA. Monthly interest payments are initially capitalized on the outstanding principal balance. Upon any of the Toronto, Toronto II, Dorval and Hamilton properties generating sufficient Net Cash Flow (as defined in the MMCA), the SmartCentres Financing provides for the commencement of quarterly payments of interest. The borrowings advanced pursuant to the SmartCentres Financing may be prepaid without penalty, subject to certain conditions set forth in the MMCA.

The SmartCentres Financing contains customary affirmative and negative covenants, agreements, representations, warranties and borrowing conditions (including a loan to value ratio of no greater than 70% with respect to each of the Toronto, Toronto II, Dorval and Hamilton properties) and events of default, all as set forth in the MMCA. We serve as a full recourse guarantor with respect to 50% of the SmartCentres Financing.

ITEM 3. LEGAL PROCEEDINGS

(a) From time to time, we are party to legal, regulatory and other proceedings that arise in the ordinary course of our business. In accordance with applicable accounting guidance, management accrues an estimated liability when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. We are not aware of any such proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition.

(b) None.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

As of March 25, 2025, we had approximately 11,380,453 shares of Class P common stock outstanding, approximately 3,386,003 shares of Class A common stock outstanding, approximately 5,398,323 shares of Class T common stock outstanding, approximately 709,730 shares of Class W common stock outstanding, approximately 4,652,099 shares of Class Y common stock outstanding, and approximately 385,958 shares of Class Z common stock outstanding, held by a total of approximately 3,385 stockholders of record.

There is no established trading market for our common stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder, or at all. We are currently selling Class Y and Class Z shares of our common stock to the public at a price of $10.00 per share. We are currently selling Class A shares, Class T shares, Class W, Class Y and Class Z shares at a price of approximately $10.00 per share pursuant to our distribution reinvestment plan. Additionally, we provide discounts in our Public Offering for certain categories of purchasers, including based on volume discounts. Pursuant to the terms of our charter, certain restrictions are imposed on the ownership and transfer of shares.

Unless and until our shares are listed for trading on a national securities exchange, it is not expected that a public market for our shares will develop. To assist fiduciaries of plans subject to the annual reporting requirements of ERISA and account trustees or custodians to prepare reports relating to an investment in our shares, we intend to provide reports of our quarterly and annual determinations of the current value of our net assets per outstanding share to those fiduciaries (including account trustees and custodians) who identify themselves to us and request the reports.

Determination of Estimated Per Share Net Asset Value

On August 7, 2024, our board of directors, at the recommendation of our nominating and corporate governance committee, unanimously approved and established our Estimated Per Share NAV for our Class P shares, Class A shares, Class T shares, Class W shares, Class Y shares and Class Z shares of $10.00 based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2024 (the "Valuation Date"). We are providing this Estimated Per Share NAV to assist broker-dealers in connection with their obligations under applicable Financial Industry Regulatory Authority ("FINRA") rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under Employee Retirement Income Security Act ("ERISA") reporting requirements. This valuation was performed in accordance with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association ("IPA") in April 2013 (the "IPA Guidelines").

Our nominating and corporate governance committee, comprised of our two independent directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine the Estimated Per Share NAV, the consistency of the valuation methodology with real estate standards and practices, and the reasonableness of the assumptions used in the valuations and appraisals.

Our nominating and corporate governance committee approved the engagement of Kroll, LLC ("Kroll"), an independent third party real estate valuation and advisory firm, to provide valuation services for our assets and liabilities. In connection therewith, Kroll provided values for our one wholly owned development property (the "Development Property"), 24 wholly owned operational self storage properties (together with the Development Property, the "Real Estate Facilities"), and our five investments in joint ventures (together with the Real Estate Facilities, the "Appraised Properties"), as of March 31, 2024. Kroll also prepared a net asset value report (the "Kroll NAV Report") which estimates the net asset value range per share of each of our Class P shares, Class A shares, Class T shares, Class W shares, Class Y shares and Class Z shares as of March 31, 2024. The Kroll NAV Report relied upon: (i) an appraisal report (the "Kroll Appraisal Report") summarizing key information and assumptions and providing an appraised value range for the Appraised Properties; (ii) Kroll's estimated fair market value of our secured mortgage debt and other debt outstanding; (iii) Kroll's estimated value range of our unconsolidated joint ventures (the "Unconsolidated Joint Ventures"); and (iv) our estimate of the value of our cash, other assets, and liabilities, to calculate an estimated net asset value range per share of our common stock. The process for estimating the value of our assets and liabilities was performed in accordance with the provisions of the IPA Guidelines.

After considering all information provided, and based on our nominating and corporate governance committee's extensive knowledge of our assets and liabilities, our nominating and corporate governance committee concluded that the range in estimated net asset value per share of $7.45 to $11.00, as indicated in the Kroll NAV Report was reasonable and recommended to our board of directors that it adopt $10.00 as the Estimated Per Share NAV for our Class P shares, Class A shares, Class T shares, Class W shares, Class Y shares and Class Z shares. Our board of directors approved $10.00 as the Estimated Per Share NAV, which is slightly above the approximate mid-range per share value of $9.44 provided in the Kroll NAV Report. The determined Estimated Per Share NAV was based on a fully-diluted share count, but excluding the Series C Units. Our board of directors made this determination based upon its assessment of our portfolio, the growth remaining in various properties, and the estimated range of values provided in the Kroll NAV Report. Our board of directors unanimously agreed upon the Estimated Per Share NAV of $10.00 recommended by our nominating and corporate governance committee, which determination is ultimately and solely the responsibility of our board of directors. No Series C Units were converted to Class A Units as a result of this Estimated Per Share NAV being declared.

The table below sets forth the calculation of our estimated net asset value per share as of March 31, 2024:

		March 31, 2024
Investment in Real Estate:		
Real Estate Facilities [1]	$	600,658,064
Investments in unconsolidated real estate ventures [2]		49,460,000
Total Market Value		**650,118,064**
Additional Assets:		
Cash and cash equivalents		6,761,066
Restricted cash		13,363,686
Other assets, net		11,801,975
Debt - fair value adjustment		59,326
Total Assets		**682,104,117**
Liabilities:		
Debt		284,470,578
Accounts payable and accrued liabilities		5,073,737
Distributions payable		9,284,486
Due to affiliates		4,294,741
Incentive Distribution		2,387,645
Total liabilities		**305,511,187**
Series B convertible preferred stock [3]		**150,000,000**
Net Asset Value (NAV)	**$**	**226,592,930**
NAV Allocated to Class P Shares		117,235,622
Number of Outstanding Class P Shares [4]		11,719,673
NAV Per Share - Class P	$	10.00
NAV Allocated to Class A Shares		33,632,987
Number of Outstanding Class A Shares [4]		3,362,183
NAV Per Share - Class A	$	10.00
NAV Allocated to Class T Shares		53,163,156
Number of Outstanding Class T Shares		5,314,552
NAV Per Share - Class T	$	10.00
NAV Allocated to Class W Shares		6,928,608
Number of Outstanding Class W Shares		692,631
NAV Per Share - Class W	$	10.00
NAV Allocated to Class Y Shares		14,422,665
Number of Outstanding Class Y Shares		1,441,788
NAV Per Share - Class Y	$	10.00
NAV Allocated to Class Z Shares		1,209,891
Number of Outstanding Class Z Shares		120,949
NAV Per Share - Class Z	$	10.00

(1) Includes an adjustment of approximately $15.0 million or 2% above the approximate mid-range market value of the Appraised Properties provided by Kroll. This adjustment was based on an assessment by our board of directors of our portfolio, the growth remaining in various properties, and the estimated range of values provided by Kroll.

(2) Investments in unconsolidated real estate ventures are reflective of our 50% ownership in Canadian dollar-denominated developments, valued at the approximate mid-range market value of the Appraised Properties provided in the Kroll Appraisal Report converted at the applicable exchange rate as of March 31, 2024.

(3) The outstanding shares of our Series B Preferred Stock are convertible into shares of our Class A common stock on or after the third anniversary of the effective date (May 1, 2023) of the Series B Preferred Stock Purchase Agreement. Upon a liquidation, the holder of the Series B Preferred Stock would receive the greater of the Liquidation Amount up to the Conversion Value Limitation (as defined in the Series B Preferred Stock Purchase Agreement) or the amount that would have been payable upon conversion of the Series B Preferred Stock into shares of our Class A common stock. The conversion price as described in the Series B Preferred Stock Purchase Agreement for the Series B Preferred Stock is $11.00, so for purposes of this analysis, Kroll assumed the Series B Preferred Stock was redeemed based on the Liquidation Amount, as the conversion value would have been anti-dilutive.

(4) Includes outstanding units of limited partnership interest in our operating partnership and unvested restricted stock issued to our independent directors.

Methodology and Key Assumptions

In determining the Estimated Per Share NAV, our board of directors considered the recommendation of our nominating and corporate governance committee, the Kroll Appraisal Report and the Kroll NAV Report provided by Kroll, and information provided by us. Our goal in calculating the Estimated Per Share NAV is to arrive at a value that is reasonable and supportable using what our nominating and corporate governance committee and our board of directors each deems to be appropriate valuation methodologies and assumptions.

Real Estate Properties

We engaged Kroll to provide an appraisal, as of March 31, 2024, of our Appraised Properties. Kroll's opinion of value used in calculating the estimated net asset value per share above is based on the individual asset values of each of the Appraised Properties in the portfolio on the valuation date in accordance with the IPA Guidelines. The appraisal was not intended to estimate or calculate our enterprise value. The appraisals were performed in accordance with the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation, as well as the requirements of the state where each real property is located. Each appraisal was reviewed, approved, and signed by an individual with the professional designation of Member of the Appraisal Institute ("MAI").

The scope of work by Kroll in performing the appraisal of the Appraised Properties included:

- reviewing and relying upon data provided by us regarding the number of units, size, year built, construction quality, and construction type to understand the characteristics of the existing improvements and underlying land;
- reviewing and relying upon data provided by us regarding rent rolls, lease rates and terms, real estate taxes, and operating expense data;
- reviewing and relying upon balance sheet items provided by us, such as cash and other assets as well as debt and other liabilities;
- reviewing and relying upon mortgage summaries and amortization schedules provided by us;
- researching the market by means of publications and other resources to measure current market conditions, supply and demand factors, and growth patterns and their effect on the Appraised Properties;
- utilizing the income capitalization approach as the primary indicator of value with support from an aggregation and review of sales comparables to test Kroll's income appraisal for reasonableness; and
- delivering a range of values with an approximate mid-range for each of the Appraised Properties, as well as the underlying assumptions used in the analysis, including capitalization rates, discount rates, growth rates, and others as appropriate.

The income capitalization approach is a valuation technique that provides an estimation of the value of an asset based on market expectations about the cash flows that an asset would generate over its remaining useful life. The income capitalization approach begins with an estimation of the annual cash flows a market participant would expect the subject asset to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then capitalized at an appropriate rate to derive an estimate of value (the "direct capitalization method") or converted to their present value equivalent using a market-oriented discount rate appropriate for the risk of achieving the projected cash flows (the "discounted cash flow method"). In the discounted cash flow method, the present value of the estimated cash flows are then added to the present value equivalent of the residual value of the asset which is calculated based upon applying a

terminal capitalization rate to the projected net operating income of the property at the end of the discrete projection period to arrive at an estimate of value. Kroll utilized the direct capitalization method for the Appraised Properties that were deemed stabilized and the discounted cash flow method for the Appraised Properties that were not deemed stabilized.

In utilizing the discounted cash flow method, Kroll estimated the value of the individual Appraised Properties primarily by using a multiple year discounted cash flow analysis. Kroll calculated the value of the individual Appraised Properties using our historical financial data and forecasts going forward, terminal capitalization rates and discount rates that fall within ranges Kroll believes would be used by similar investors to value each of the Appraised Properties. The capitalization rates and discount rates were calculated utilizing methodologies that adjust for market specific information and national trends in self storage. As a test of reasonableness, Kroll compared the metrics of the valuation of the Appraised Properties to current market activity of self storage properties.

The sales comparison approach is a valuation technique that provides an estimation of value based on what other purchasers and sellers in the market have agreed to as price for comparable improved properties. The valuation process is a comparison and correlation between the subject asset and other similar assets. Considerations such as time and condition of sale and terms of agreements are analyzed for comparable assets and are adjusted to arrive at an estimation of the fair value of the subject asset. Kroll did not conduct a full analysis using the sales comparison approach, but did aggregate and review sales comparables to test its income approaches for reasonableness.

We acquired the Real Estate Facilities for an aggregate purchase price of approximately $513.0 million (Canadian properties are translated based on the foreign exchange rate in effect as of March 31, 2024). As of March 31, 2024, the total appraised value of the Real Estate Facilities as calculated by us with respect to an Estimated Per Share NAV of $10.00, which is based on the valuation provided by Kroll, is approximately $600.7 million (Canadian properties are translated based on the foreign exchange rate in effect as of March 31, 2024). This represents an approximate 17.1% increase in the total value of the Real Estate Facilities over the aggregate purchase price.

The following summarizes the range of overall capitalization rates used by Kroll to arrive at the estimated market values of the Appraised Properties valued using the direct capitalization method:

Assumption	Range in values	Weighted Average Basis
Overall Capitalization Rate	4.00% to 5.25%	4.72%

The following summarizes the key assumptions that were used by Kroll to arrive at the estimated market value of the Appraised Properties valued using the discounted cash flow method:

Assumption	Range in values	Weighted Average Basis
Terminal Capitalization Rate	4.00% to 5.50%	4.90%
Discount Rate	5.40% to 7.50%	6.51%
Annual rent growth rate (market)	2.03% to 12.04%	6.40%
Annual expense growth rate	3%	3.00%
Holding period	1-7 Years	N/A

While we believe that Kroll's assumptions and inputs are reasonable, a change in these assumptions and inputs would change the estimated value of the Appraised Properties. As provided in the Kroll Appraisal Report, the approximate mid-range market value of the Appraised Properties as of March 31, 2024 was approximately $635.1 million. Assuming all other factors remain unchanged, a decrease in the overall capitalization rate used for the properties valued using the direct capitalization method of 25 basis points, together with a decrease in the terminal capitalization rate and discount rate used for the properties valued using the discounted cash flow method of 25 basis points would increase the value of the Appraised Properties to approximately $687.8 million. Similarly, an increase in the overall capitalization rate used for the properties valued using the direct capitalization method of 25 basis points, together with an increase in the terminal capitalization rate and discount rate used for the properties valued using the discounted cash flow method of 25 basis points would decrease the value of the Appraised Properties to approximately $589.8 million.

Mortgage Debt

The estimated value of the aggregate mortgage debt was equal to the aggregate amount of all principal balances outstanding as of March 31, 2024. The fair value of the aggregate mortgage debt was determined by Kroll using a discounted cash flow analysis. The cash flows were based on the remaining loan terms, and on estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan- to-value ratio, and type of collateral. The

value of the debt is calculated by comparing the contractual terms of the mortgage against market terms. Contractual cash flows are projected based on the mortgage terms. A market interest rate is estimated and used to discount the contractual cash flows to the valuation date. The resulting asset (below market) or liability (above market) is the value of the assumed debt as of the valuation date.

As of March 31, 2024, the fair value and aggregate amount of all principal balances outstanding of the mortgage debt were approximately $284.5 million and $284.4 million, respectively. Assuming all factors remain unchanged, a decrease in the market interest rates of 50 basis points would increase the fair value of the mortgage debt by approximately $0.1 million and an increase in the market interest rates of 50 basis points would decrease the fair value of the mortgage debt by approximately $0.1 million.

Other Assets and Liabilities

The carrying values of the majority of the other assets and liabilities were considered to equal their book value. Adjustments to exclude the GAAP basis carrying value of certain assets were made to other assets in accordance with the IPA Guidelines. Our liability related to stockholder servicing fees and dealer manager servicing fees has been valued using a liquidation value as of March 31, 2024. The estimated net asset value per share for the Class T shares and Class Y shares does not reflect any obligation to pay future stockholder servicing fees since such fees would cease upon liquidation. The estimated net asset value per share for the Class W shares and Class Z shares does not reflect any obligation to pay future dealer manager servicing fees since such fees would cease upon liquidation.

Special Limited Partnership—Incentive Distribution

The estimated value of the incentive distribution due to our advisor and its affiliates is based on 15% of the amount by which our net asset value plus distributions paid exceeds a return of stockholders' capital plus a 6% cumulative, non-compounded, annual return to the stockholders. The Estimated Per Share Value calculated above reflects an incentive distribution to affiliates of approximately $2.4 million.

Limitations of Estimated Net Asset Value Per Share

FINRA rules provide no guidance on the methodology an issuer must use to determine its estimated net asset value per share. As with any valuation methodology, the methodology considered by our board of directors is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated net asset value per share, and these differences could be significant. Markets for real estate and real estate-related investments can fluctuate and values are expected to change in the future. The estimated net asset value per share does not represent the fair value of our assets less our liabilities according to GAAP nor does it represent a liquidation value of our assets and liabilities or the amount at which our shares of common stock would trade on a national securities exchange.

Accordingly, with respect to the estimated net asset value per share, we can give no assurance that:

(1) a stockholder would be able to resell their shares at this Estimated Per Share NAV;

(2) a stockholder would ultimately realize distributions per share equal to the Estimated Per Share NAV upon liquidation of the assets and settlement of the liabilities or a sale of the company;

(3) our shares of common stock would trade at the Estimated Per Share NAV on a national securities exchange;

(4) an independent third-party appraiser or other third-party valuation firm would agree with the Estimated Per Share NAV; or

(5) the methodology used to determine the Estimated Per Share NAV will be in compliance with any future FINRA rules or ERISA reporting requirements.

Further, the Estimated Per Share NAV is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2024. The Estimated Per Share NAV was based upon 22,651,776 shares of common equity or equivalent interests outstanding as of March 31, 2024, which was comprised of (i) 11,169,453 outstanding Class P shares, plus (ii) 3,356,933 outstanding Class A shares, plus (iii) 5,314,552 outstanding Class T shares, plus (iv) 692,631 outstanding Class W shares, plus (v) 1,441,788 outstanding Class Y shares, plus (vi) 120,949 outstanding Class Z shares, plus (vii) 550,220 outstanding units of limited partnership in our operating partnership, which units are exchangeable on a one-for-one basis into Class P shares, plus (viii) 5,250 unvested restricted Class A shares issued to our independent directors.

The value of our shares will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets, and in response to the real estate and finance markets. We currently anticipate publishing a new estimated net asset value per share on an annual basis.

Distributions

We elected to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Code beginning with the taxable year ended December 31, 2021. By qualifying as a REIT, we generally will not be subject to U.S. federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to U.S. federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for U.S. federal income tax purposes.

For income tax purposes, distributions to common stockholders are characterized as ordinary dividends, capital gain dividends, or as nontaxable distributions. To the extent that we make a distribution in excess of our current or accumulated earnings and profits, the distribution will be a non-taxable return of capital, reducing the tax basis in each U.S. stockholder's shares, and the amount of each distribution in excess of a U.S. stockholder's tax basis in its shares will be taxable as gain realized from the sale of its shares. For 2022, 2023 and 2024 all of our cash distributions to common shareholders constituted non-taxable returns of capital.

The following table shows the distributions we have paid in cash and through our distribution reinvestment plan for the years ended December 31, 2024, 2023 and 2022:

Quarter	OP Unit Holders	Common Stockholders	Distributions Declared per Common Share [1]
1st Quarter 2022	$ 67,845	$ 673,188	$ 0.13
2nd Quarter 2022	$ 78,538	$ 1,496,326	$ 0.15
3rd Quarter 2022	$ 83,211	$ 1,865,215	$ 0.15
4th Quarter 2022	$ 84,128	$ 2,177,249	$ 0.16
1st Quarter 2023	$ 84,089	$ 2,371,664	$ 0.15
2nd Quarter 2023	$ 85,957	$ 2,592,272	$ 0.15
3rd Quarter 2023	$ 85,957	$ 2,736,248	$ 0.16
4th Quarter 2023	$ 85,022	$ 2,852,361	$ 0.16
1st Quarter 2024	$ 84,870	$ 3,104,542	$ 0.15
2nd Quarter 2024	$ 85,722	$ 3,296,303	$ 0.15
3rd Quarter 2024	$ 85,722	$ 3,436,126	$ 0.16
4th Quarter 2024	$ 84,790	$ 3,525,639	$ 0.16

(1) Declared distributions are paid monthly in arrears.

The following shows our cash distributions and the sources of such cash distributions for the years ended December 31, 2024 and 2023:

	Year Ended December 31, 2024		Year Ended December 31, 2023	
Distributions paid in cash — common stockholders	$7,626,356		$6,160,627	
Distributions paid in cash — preferred unitholders in our Operating Partnership	—		271,250	
Distributions paid in cash — preferred stockholders	12,530,766		5,218,750	
Distributions paid in cash — Operating Partnership unitholders	341,104		341,025	
Distributions reinvested	5,736,254		4,391,918	
Total distributions	$26,234,480		$16,383,570	
Source of distributions				
Cash flows provided by operations	$—	0.0%	$—	0.0%
Proceeds from offerings	20,498,226	78.1%	11,991,652	73.2%
Offering proceeds from distribution reinvestment plan	5,736,254	21.9%	4,391,918	26.8%
Total sources	$26,234,480	100.0%	$16,383,570	100.0%

The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Recent Sales of Unregistered Securities

On June 26, 2024, we issued 2,500 shares of restricted Class A common stock, which vests ratably over a period of four years from the date such award was awarded, to each of Stephen G. Muzzy and Alexander S. Vellandi for their services as our independent directors. The issuance of these securities was exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act.

Use of Proceeds from Registered Securities

On March 17, 2022, our Public Offering (SEC File No. 333-256598) for a maximum of $1,095,000,000 in shares of common stock, consisting of up to $1 billion in shares of our common stock for sale to the public and up to $95,000,000 in shares for sale pursuant to our distribution reinvestment plan, was declared effective by the SEC. As of December 31, 2024, we had sold approximately 3.1 million Class A Shares for gross proceeds of approximately $31.7 million, approximately 5.1 million Class T Shares for gross proceeds of approximately $50.4 million, approximately 0.7 million Class W shares for gross proceeds of approximately $6.6 million, approximately 4.0 million Class Y shares for gross proceeds of approximately $38.6 million and approximately 0.3 million Class Z shares for gross proceeds of approximately $3.3 million in our Public Offering. From this amount, we incurred approximately $11.2 million in selling commissions and dealer manager fees (of which approximately $5.4 million was re-allowed to third party broker-dealers), and approximately $4.7 million in organization and offering costs.

With cumulative net offering proceeds, net proceeds from issuance of preferred stock and debt, we primarily acquired approximately $525.0 million in self storage facilities and made other payments reflected under “Cash Flows from Financing Activities” in our consolidated statements of cash flows included in this report.

Redemption Program

Our share redemption program enables our stockholders to have their shares redeemed by us, subject to the significant conditions and limitations described in our publicly filed documents. As of December 31, 2024, approximately $10.3 million of common stock was available for redemption and $0.4 million was included in accrued expenses and other liabilities as of December 31, 2024. During the three months ended December 31, 2024, we redeemed shares as follows:

For the Month Ended	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Redeemed as Part of Publicly Announced Plans or Programs	Maximum Number of Shares (or Units) That May Yet to be Purchased Under the Plans or Programs
October 31, 2024	62,173	$ 9.06	—	718,940
November 30, 2024	—	—	—	718,940
December 31, 2024	—	—	—	718,940

(1) A description of the maximum number of shares that may be purchased under our share redemption program is included in Note 10 - Commitments and Contingencies, of the Notes to the Consolidated Financial Statements contained in this report.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial data contained within this Form 10-K, and our accompanying consolidated financial statements and notes thereto. See also "Cautionary Note Regarding Forward Looking Statements" preceding Part I.

Overview

Strategic Storage Trust VI, Inc., a Maryland corporation (the "Company"), was formed on October 14, 2020 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities and commenced formal operations on March 10, 2021. We made an election to be treated as a REIT under the Internal Revenue Code for federal income tax purposes beginning with our taxable year ended December 31, 2021.

On February 26, 2021, pursuant to a confidential private placement memorandum, we commenced a private offering (the "Private Offering") of up to $200,000,000 in shares of our common stock and $20,000,000 shares of common stock pursuant to our distribution reinvestment plan. Please see Note 1 of the Notes to the Consolidated Financial Statements contained elsewhere in this report for additional information. The primary portion of our Private Offering was terminated on March 17, 2022. We received approximately $100.7 million in offering proceeds from the sale of our common stock pursuant to the Private Offering. Through our distribution reinvestment plan, we have issued approximately 0.6 million Class P shares for gross proceeds of approximately $5.4 million.

In connection with the Public Offering, defined below, we filed articles of amendment to our Charter (the "Articles of Amendment") and articles supplementary to our Charter (the "Articles Supplementary"). Following the filing of the Articles of Amendment and the Articles Supplementary, we authorized 30,000,000 shares of common stock designated as Class P shares, 300,000,000 shares of common stock designated as Class A shares, 300,000,000 shares of common stock designated as Class T shares, and 70,000,000 shares of common stock designated as Class W shares. Any common stock sold in the Private Offering were redesignated as Class P common stock upon the filing of the Articles of Amendment. On May 28, 2021, we filed a Form S-11 Registration Statement, which was subsequently amended, with the Securities and Exchange Commission ("SEC") to register a maximum of $1,000,000,000 in shares of Class A, Class T, and Class W common stock for sale to the public (the "Primary Offering") and $95,000,000 in shares of Class A, Class T, and Class W common stock for sale pursuant to our distribution reinvestment plan. On March 17, 2022, the SEC declared our registration statement effective. On October 4, 2023, we filed a Post-Effective Amendment to our Registration Statement to register two new classes of common stock (Class Y shares and Class Z shares) with the SEC. On November 1, 2023, the amendment to our Registration Statement became effective with the SEC. Also, on November 1, 2023, we filed articles supplementary to our Charter which reclassified 200,000,000 Class T shares as Class Y shares and 70,000,000 Class A shares as Class Z shares. Effective as of November 1, 2023, we are offering Class Y shares and Class Z shares in our Primary Offering for $9.30 per share and are offering Class A shares, Class P shares, Class T shares, Class W shares, Class Y shares and Class Z shares pursuant to our distribution reinvestment plan for $9.30 per share (collectively, the "Public Offering"). We are no longer offering Class A shares, Class T shares or Class W shares in our Primary Offering. As of December 31, 2024, approximately 2.9 million Class A shares, approximately 4.8 million Class T shares, approximately 0.7 million Class W shares, approximately 4.0 million Class Y shares and approximately 0.3 million Class Z shares had been sold in the Primary Offering for gross offering proceeds of approximately $30.3 million, approximately $48.1 million, approximately $6.2 million, approximately $38.0 million and approximately $3.3 million, respectively. Through our distribution reinvestment plan, we have issued approximately 0.9 million Class P shares, approximately 0.2 million Class A shares, approximately 0.2 million Class T shares, approximately 35,600 Class W shares, approximately 63,200 Class Y shares and approximately 3,200 Class Z shares for gross proceeds of approximately $13.0 million.

We have invested the net proceeds from our Private Offering and Public Offering primarily in self storage facilities consisting of both income-producing and growth properties located in the United States and Canada. As of December 31, 2024, we owned 24 operating self storage properties located in seven states (Arizona, Delaware, Florida, Nevada, Oregon, Pennsylvania and Washington) and three Canadian provinces (Alberta, British Columbia and Ontario), 50% equity interests in five unconsolidated real estate ventures located in two Canadian provinces (Ontario and Quebec). Our unconsolidated real estate ventures consist of one operating self storage property and four parcels of land that are intended to be developed into self storage facilities, with subsidiaries of SmartCentres owning the other 50% of such entity and two development properties in Florida and Ontario.

As of December 31, 2024, our self storage portfolio was comprised as follows:

State	No. of Properties	Units[1]	Sq. Ft. (net)[2]	% of Total Rentable Sq. Ft.	Physical Occupancy %[3]	Rental Income %[4]
Alberta	1	495	48,800	2%	88%	3%
Arizona	4	2,850	378,720	17%	92%	15%
British Columbia [7]	1	925	59,180	3%	77%[5]	4%
Delaware	1	820	80,545	4%	85%	3%
Florida [6]	4	2,585	334,615	16%	80%[5]	12%
Nevada	1	335	51,900	2%	94%	3%
Ontario	9	8,785	959,735	44%	87%[5]	49%
Oregon	1	520	55,830	3%	94%	3%
Pennsylvania	1	810	78,040	4%	93%	4%
Washington	1	1,095	99,745	5%	92%	4%
	24	19,220	2,147,110	100%	87%	100%

(1) Includes all rentable units, consisting of storage units and parking units (approximately 850 units).

(2) Includes all rentable square feet consisting of storage units and parking units (approximately 199,780 square feet).

(3) Represents the occupied square feet of all facilities we owned in a state divided by total rentable square feet of all the facilities we owned in such state as of December 31, 2024.

(4) Represents rental income for all facilities we own in a state divided by our total rental income for the month ended December 31, 2024.

(5) The following recently acquired properties are newly constructed or lease-up properties. The properties' occupancy as of their respective acquisition dates and as of December 31, 2024 are as follows:

Property	Acquisition Date	Initial Occupancy %	December 31, 2024 Physical Occupancy %
Apopka - FL [6]	12/30/2021	5%	64%
Vancouver - BC [7]	5/17/2022	38%	77%
Mississauga II - ONT	12/20/2022	15%	76%
Burlington II - ONT	1/31/2023	54%	77%

(6) In September 2024, we completed the expansion of the Apopka, FL property that added approximately 64,390 net rentable square feet and 400 units.

(7) In September 2024, we completed the final floors of the Vancouver, BC property that added approximately 20,860 net rentable square feet and 455 units.

Development properties

Bradenton Land

On February 16, 2023, we, through an indirect, wholly-owned subsidiary of our Operating Partnership, acquired a parcel of land adjacent to our property in Bradenton, Florida (the “Bradenton Land”) from an unaffiliated third party. The purchase price for the Bradenton Land was approximately $1.4 million, plus closing costs and an acquisition fee to our advisor. We intend to expand our current self storage property on the Bradenton Land. Estimated development cost are approximately $5 million, which we expect to fund with a combination of net proceeds from our Primary Offering and/or potential future debt financing.

Etobicoke Land

On March 27, 2023, we, through an indirect, wholly-owned subsidiary of our Operating Partnership, acquired a parcel of land to be developed into a self storage facility located in Etobicoke, in the city of Toronto, Ontario (the “Etobicoke Land”) from an unaffiliated third party. The purchase price for the Etobicoke Land was approximately CAD $2.2 million, plus closing costs and an acquisition fee to our advisor. Our cost to complete development is approximately CAD $15.9

million, which we expect to fund with a combination of net proceeds from our Primary offering and/or the Meridian financing, as described below.

On March 6, 2025, we through wholly-owned subsidiary of our Operating Partnership, entered into a credit agreement with Meridian Credit Union Limited ("Meridian") with a maximum borrowing capacity of CAD $16.0 million. At close we drew approximately CAD $2.1 million and have CAD $13.9 million available. Please see Note 13 - Subsequent events of the Notes to the Consolidated Financial Statements contained elsewhere in this report for additional information.

Investments in Unconsolidated Real Estate Ventures

We have entered into joint venture agreements with a subsidiary of SmartCentres, an unaffiliated third party, to acquire tracts of land and develop them into self storage facilities. We account for these investments using the equity method of accounting and they will be stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings (loss) will generally be recognized based on our ownership interest in the earnings of each of the unconsolidated investments.

The following table summarizes our 50% ownership interests in unconsolidated real estate ventures as of December 31, 2024:

	Location	Date Real Estate Venture Acquired Land	Real Estate Venture Status	Estimated Completion Date	Approx. Units at Completion	Approx. Sq. Ft. (net) at Completion
Toronto	Toronto, Ontario	April 2021	Under Development	Second half of 2025	1,200	98,500
Toronto II	Toronto, Ontario	December 2021	Under Development	First half of 2025	1,500	121,500
Dorval	Dorval, Quebec	February 2023	Under Development	Second half of 2025	1,250	112,000
Hamilton	Hamilton, Ontario	November 2023	Operational	October 2024	970	100,000
Montreal	Montreal, Quebec	January 2024	Under Development	First half of 2026	1,450	124,000
					6,370	556,000

As of December 31, 2024, our 50% share of the costs to complete development were expected to be approximately CAD $2.9 million for the Toronto Property, approximately CAD $3.3 million for the Toronto II Property, approximately CAD $4.0 million for the Dorval Property and approximately CAD $13.0 million for the Montreal Property. Development costs for Toronto, Toronto II and Dorval properties are expected to be funded with the SmartCentres Financing. The development costs for the Montreal Property are expected to be funded with a combination of net proceeds from our Primary Offering and/or potential future debt financing.

Critical Accounting Policies and Estimates

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”) in the U.S. Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this report. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different

estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies and estimates include the following: real estate purchase price allocations; the evaluation of whether any of our long-lived assets have been impaired; the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 of the Notes to the Consolidated Financial Statements contained in this report, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Acquisition Valuation

We account for asset acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date.

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. We also consider whether in-place, market leases represent an intangible asset. Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

Our allocations of purchase prices are based on certain significant estimates and assumptions, variations in such estimates and assumptions could result in a materially different presentation of the consolidated financial statements or materially different amounts being reported in the consolidated financial statements.

Impairment of Long-Lived Assets

The majority of our assets, other than cash and cash equivalents, consist of long-lived real estate assets, including those held through joint ventures, as well as intangible assets related to our acquisitions. We evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our long-lived assets, including those held through joint ventures. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived asset and recognize an impairment loss. Our evaluation of the impairment of long-lived assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss recognized, if any, may vary based on the estimates and assumptions we use.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation Considerations

We evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the joint venture entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We made an election under Section 856(c) of the Internal Revenue Code of 1986 (the "Code") to be taxed as a REIT under the Code, commencing with the taxable year ended December 31, 2021. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial condition and results of operations. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Industry Outlook, Market and Economic Conditions

Our rental revenue and operating results depend significantly on the demand for self storage space. Demand for self storage tends to be needs-based, with numerous factors that lead customers to renting and maintaining storage units. These demand drivers function in a multitude of economic environments, both cyclically and counter-cyclically.

More recently, the broader economy has been experiencing elevated levels of inflation, higher interest rates (including higher mortgage rates), tightening monetary and fiscal policies and a slowdown in home sales and population mobility. These dynamics, paired with difficult comparables from 2022, resulted in a reduction in pricing power for self storage operators, leading to a deceleration in revenue growth in 2023 and once again in 2024. As of December 31, 2024, the U.S. listed self storage REITs averaged ending same-store occupancy of approximately 89.5%. Without a near term change in monetary policy and subsequent reduction in mortgage rates, we expect self storage demand to remain reduced relative to more recent COVID-19 era demand and more comparable to historical averages. Additionally, the broader interest rate and inflationary environment has moderated since the beginning of 2024. These factors could lead to increasing levels of population mobility, specifically amongst single family home buyers and sellers, which could increase demand for self storage. Based on these dynamics, we believe that disciplined self storage operators will generate revenue growth in the near term and will continue to drive revenue through various economic cycles.

From a supply perspective, the top 50 MSA's in the United States saw a historically elevated amount of new self storage supply come online from 2018 to 2023, both on an absolute and relative basis. This new supply outpaced population growth in the same markets by nearly five times during that period. We believe the broader shift of people working from home related to the COVID-19 pandemic, elevated migration patterns and strength in the housing market helped drive revenue growth in self storage demand and absorb this supply. These demand drivers produced a 36-month period in which self storage industry fundamentals were very strong relative to historical operating levels, including all-time high occupancy and revenue growth. However, as COVID-related demand waned in 2023, many of the tenants that rented due to the COVID-19 pandemic vacated. We expect the new supply delivered in the recent past to continue to be absorbed and we expect only moderate growth in new supply through 2026.

We believe that overhead costs and maintenance capital expenditures are considerably lower in the self storage industry as compared to other real estate sectors, and as a result of strong operating leverage, self storage companies are able to achieve comparatively higher operating and cash flow margins. Although property taxes were moderated through assessment challenges over the past two years, we expect elevated property tax increases in our sector in the coming years. Other property operating expenses have experienced elevated pressures as well in the past few years, namely property insurance and payroll, primarily due to inflation and natural disasters. As a result, we have experienced a year-over-year decrease in gross margins for the year ended December 31, 2024. We expect same-store expense growth resulting from increases in employee costs, property insurance and property taxes in 2025, to be partially offset by operating efficiencies gained from leveraging our technology and solar initiatives.

Beginning in 2022, the Federal Reserve began increasing its targeted range for the federal funds rate, leading to increased interest rates. This approach to monetary policy was mirrored by other central banks across the world, to similar effect. We currently have fixed or swapped interest rates of varying durations for the majority of our loans, either directly or indirectly through our use of interest rate hedges. The rise in overall interest rates has caused an increase in our variable rate borrowing costs and our overall cost of capital, resulting in an increase in net interest expense. Capitalization rates on acquisitions did not increase at the same magnitude as interest rates increased in 2022 and 2023, which limited our ability make accretive acquisitions of self storage properties. However, with anticipation of the Federal Reserve lowering its target range for the federal funds rate, interest rates across the curve began to decrease in the first half of 2024. From September 2024 through the end of the year, the Federal Reserve has lowered its targeted range for the federal funds rate by a cumulative 100 basis points, spread across three cuts.

In October 2024, Hurricane Milton made landfall in Florida, and the majority of our Florida properties were temporarily closed but resumed operations shortly after the storm. Damages were generally minor and limited to wind, downed fences, wind-blown debris and downed trees and branches.

Results of Operations

Overview

We derive revenues principally from: (i) rents received from tenants who rent storage units under month-to-month leases at each of our self storage facilities; and (ii) sales of packing- and storage-related supplies at our storage facilities. Therefore, our operating results depend significantly on our ability to retain our existing tenants and lease our available self storage units to new tenants, while maintaining and, where possible, increasing the prices for our self storage units. Additionally, our operating results depend on our tenants making their required rental payments to us.

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

On March 10, 2021, we commenced formal operations and we acquired our first six self storage properties during 2021. During 2022 and 2023, we acquired 18 self storage properties primarily in the lease-up phase. As of December 31, 2024 and 2023, we owned 24 operating self storage facilities.

Our operating results for the year ended December 31, 2024 include full period results for 24 self storage properties. Our operating results for the year ended December 31, 2023 include full period results for 15 self storage properties, and partial period results for nine self storage properties acquired during 2023 that were primarily in the lease-up phase. As such, we believe there is little basis for comparison between the years ended December 31, 2024 and 2023. Operating results in future periods will depend on the results of operations of these properties and the properties that we acquire in the future.

Comparison of the Years Ended December 31, 2024 and 2023

Total Revenues

Total revenues for the years ended December 31, 2024 and 2023 were approximately $28.2 million and approximately $21.2 million, respectively. The increase in total revenue of approximately $7.0 million is primarily attributable to a full year of operations for 24 properties in 2024, compared to a full year of operations for 15 properties and partial year of operations for nine properties acquired during 2023, as well as lease up of our non-stabilized properties. We expect total revenues to increase in the future commensurate with our future acquisition activity and the lease-up of our non-stabilized properties.

Property Operating Expenses

Property operating expenses for the years ended December 31, 2024 and 2023 were approximately $11.0 million and approximately $9.2 million, respectively. Property operating expenses include the costs to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses of approximately $1.8 million is primarily attributable to a full year of operations for 24 properties in 2024, compared to a full year of operations for 15 properties and partial year of operations for nine properties acquired during 2023. We expect property operating expenses to increase in the future as our operational activity increases but decrease as a percentage of total revenues as we lease-up our non-stabilized properties.

Property Operating Expenses – Affiliates

Property operating expenses – affiliates for the years ended December 31, 2024 and 2023 were approximately $5.1 million and approximately $4.6 million, respectively. Property operating expenses – affiliates includes property management fees and asset management fees. The increase in property operating expenses – affiliates of approximately $0.5 million is primarily attributable to a full year of operations for 24 properties in 2024, compared to a full year of operations for 15 properties and partial year of operations for nine properties acquired during 2023. We expect property operating expenses – affiliates to increase in the future as our operational activity increases.

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2024 and 2023 were approximately $5.8 million and approximately $5.3 million, respectively. General and administrative expenses consist primarily of legal expenses, directors' and officers' insurance, transfer agent fees, an allocation of a portion of our Advisor's payroll related costs, accounting expenses and board of directors related costs. The increase in general and administrative expenses of approximately $0.5 million is primarily attributable to an increase in costs commensurate with the increase in our operational activity. We expect general and administrative expenses to increase in the future as our operational activity increases, but decrease as a percentage of total revenue.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the years ended December 31, 2024 and 2023 were approximately $15.8 million and approximately $15.0 million, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The increase in depreciation and amortization expense of approximately $0.8 million is primarily attributable to a full year of operations for 24 properties in 2024, compared to a full year of operations for 15 properties and partial year of operations for nine properties acquired during 2023 offset by intangible assets related to 2022 and 2023 acquisitions becoming fully amortized during 2024. We expect depreciation and amortization expense to increase in future periods commensurate with our future acquisition activity.

Acquisition Expenses – Affiliates

Acquisition expenses – affiliates for each of the years ended December 31, 2024 and 2023 were approximately $0.6 million. Acquisition expenses primarily relate to the costs associated with our potential acquisitions prior to the acquisitions becoming probable in accordance with our capitalization policy. We expect acquisition expenses - affiliates to fluctuate in the future commensurate with our acquisition activity.

Other Property Acquisition Expenses

Other property acquisition expenses for the years ended December 31, 2024 and 2023 were approximately $0.2 million and approximately $1.0 million, respectively. Acquisition expenses primarily relate to the costs associated with our potential acquisitions prior to the acquisitions becoming probable in accordance with our capitalization policy. We expect other property acquisition expenses to fluctuate in the future commensurate with our acquisition activity.

Interest Expense

Interest expense for the years ended December 31, 2024 and 2023 was approximately $18.0 million and approximately $16.1 million, respectively. The increase in interest expense primarily relates to a full period of interest incurred for 24 self storage properties in 2024 compared to a full period of interest incurred for 15 properties and partial period of interest incurred for nine properties acquired in 2023. We expect interest expense to fluctuate in the future commensurate with our future debt level and interest rates.

Interest Expense – Debt Issuance Costs

Interest expense – debt issuance costs for the years ended December 31, 2024 and 2023 were approximately $1.3 million and approximately $1.5 million, respectively. The decrease is primarily related to the write off of approximately $0.3 million in debt issuance cost related to the 2023 Huntington Credit Facility refinance in accordance with GAAP. Interest expense – debt issuance costs reflects the amortization of fees incurred in connection with obtaining financing. We expect interest expense – debt issuance costs to increase commensurate with our future financing activity.

Derivative fair value adjustment

Derivative fair value adjustment for the years ended December 31, 2024 and 2023 were approximately $0.2 million gain and approximately $1.9 million loss, respectively. Derivative fair value adjustment consists of fair market value adjustment of our interest rate derivatives we elected not to apply hedge accounting. We expect the derivative fair value adjustment to change in the future based upon changes in interest rates.

Other Income

Other income for the years ended December 31, 2024 and 2023 were approximately $0.4 million and approximately $0.5 million, respectively. Other income consists primarily of interest income received on cash and restricted cash. We expect other income to change in the future based upon changes in interest rates.

Foreign currency adjustment

Foreign currency adjustment for the years ended December 31, 2024 and 2023 was approximately $6.5 million loss and approximately $0.5 million gain, respectively. Foreign currency adjustment consists of changes in foreign currency related to our net investments in unconsolidated real estate ventures, not classified as long term in accordance with GAAP. We expect foreign currency adjustment to change in the future based upon changes in exchange rates, as well as future net investments in real estate in currencies other than United States dollars.

Comparison of the Years Ended December 31, 2023 and 2022

The results of operations and cash flows for the years ended December 31, 2023 compared to December 31, 2022 were included in our Annual Report on Form 10-K for the year ended December 31, 2023 which was filed with the SEC on March 29, 2024.

Liquidity and Capital Resources

Cash Flows

A comparison of cash flows for operating, investing and financing activities for the years ended December 31, 2024 and 2023 is as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Change
Net cash flow provided by (used in):			
Operating activities	$ (5,514,039)	$ (12,626,927)	$ 7,112,888
Investing activities	(12,522,405)	(268,559,070)	256,036,665
Financing activities	11,193,259	299,472,607	(288,279,348)

Cash flows used in operating activities for the years ended December 31, 2024 and 2023 were approximately $5.5 million and approximately $12.6 million, respectively, a change of approximately $7.1 million. The decrease in cash used in our operating activities is primarily the result of the lease up of our non stabilized properties and increase in due to affiliates.

Cash flows used in investing activities for the years ended December 31, 2024 and 2023 were approximately $12.5 million and approximately $268.6 million, respectively, a change of approximately $256.1 million. The decrease in cash used in our investing activities is primarily the result of cash used for the purchase of real estate facilities in 2023.

Cash flows provided by financing activities for the years ended December 31, 2024 and 2023 were approximately $11.2 million and approximately $299.5 million, respectively, a change of approximately $288.3 million. The decrease in cash provided by our financing activities is primarily the result of a decrease in net debt proceeds totaling $128.2 million, and net proceeds raised from issuance of preferred stock $148.6 million during 2023.

Short-Term Liquidity and Capital Resources

Our liquidity needs consist primarily of our property operating expenses, general and administrative expenses, debt service payments, capital expenditures, property acquisitions, development costs for joint venture and wholly owned investments and distributions to our stockholders, preferred stockholders and limited partners in our Operating Partnership, as necessary to maintain our REIT qualification. We generally expect that we will meet our short-term liquidity requirements from the combination of cash on hand, proceeds from our Primary Offering, proceeds from secured and unsecured financing from banks or other lenders and net cash provided from property operations.

Volatility in the debt and equity markets and continued and/or further impact of rising interest rates, inflation and other economic events will depend on future developments, which are highly uncertain. While we do not expect such events to have a material impact upon our liquidity in the short-term, continued uncertainty or deterioration in the debt and equity markets over an extended period of time could potentially impact our liquidity over the long-term.

The National Bank of Canada - North York Loan, First National Loan, Bank of Montreal Loan, National Bank of Canada - Burlington, National Bank of Canada - Cambridge and National Bank of Canada - Ontario Loan mature in the next 12 months. On January 8, 2025, we, thorough certain wholly-owned subsidiaries of our operating partnership, entered into a CAD $64.0 million financing with National Bank of Canada (the "National Bank of Canada — Four Property Loan"). The National Bank of Canada — Four Property Loan is secured by first mortgages on each of three of our properties in the Greater Toronto Area of Ontario, Canada and our property in Edmonton, Alberta, Canada. The proceeds of the National Bank of Canada — Four Property Loan were primarily used to repay The National Bank of Canada - North York Loan, National Bank of Canada - Burlington, National Bank of Canada - Cambridge and First National Loan in full and funding our interest reserve.

On March 7, 2025, we thorough certain wholly-owned subsidiaries of our operating partnership, entered into a CAD $147.0 million financing with QuadReal Finance, L.P. (the "QuadReal — Seven Property Loan"). The QuadReal — Seven Property Loan is secured by first mortgages on six of our properties in the Greater Toronto Area of Ontario, Canada and our property in Vancouver, British Columbia, Canada (the "Seven Property Portfolio"). The proceeds of the QuadReal — Seven Property Loan were primarily used to repay the National Bank of Canada — Ontario Loan and the Bank of Montreal Loan.

Distribution Policy and Distributions

Preferred Stock Dividends

The shares of Series B Convertible Preferred Stock rank senior to all other shares of our capital stock, including our common stock, with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up of the Company. Dividends payable on each share of Series B Convertible Preferred Stock will initially be equal to a rate of 8.35% per annum, which accrues daily but is payable quarterly in arrears. If the Series B Convertible Preferred Stock has not been redeemed on or prior to the fifth anniversary date of the Initial Closing, the dividend rate will increase an additional 0.75% per annum each year thereafter to a maximum of 11.0% per annum until the tenth anniversary of the Initial Closing, at which time the dividend rate shall increase 0.75% per annum each year thereafter until the Series B Convertible Preferred Stock is either converted or repurchased in full.

Common Stock

We commenced paying distributions to our stockholders in March 2021 and intend to continue to pay regular distributions to our stockholders. From the commencement of paying cash distributions in March 2021, 100% of our cash distributions have been paid from the net proceeds of our Private Offering and our Public Offering. Until we are generating operating cash flow sufficient to fund distributions to our stockholders, we may decide to make stock distributions or to make distributions using a combination of stock and cash, or to fund some or all of our distributions from the proceeds of our private offering, proceeds of our Public Offering or from borrowings in anticipation of future cash flow, which may reduce the amount of capital we ultimately invest in properties. Because substantially all of our operations will be performed indirectly through our Operating Partnership, our ability to pay distributions depends in large part on our Operating Partnership's ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund cash distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from our Public Offering. Therefore, it is likely that some or all of the distributions that we make will represent a return of capital to stockholders, at least in the first few years of operation. Though we have no present intention to make in-kind distributions, we are authorized by our charter to make in-kind distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter or distributions that meet all of the following conditions: (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property; (b) our board of directors offers each stockholder the election of receiving such in-kind distributions; and (c) in-kind distributions are only made to those stockholders who accept such offer.

Distributions will be paid to our stockholders as of the record date selected by our board of directors. We pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to continue to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Our board of directors may increase, decrease or eliminate the distribution rate that is being paid at any time. Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on different classes of shares will likely differ because of different allocations of class-specific expenses. Specifically, distributions on Class T shares, Class W shares, Class Y shares and Class Z shares will likely be lower than distributions on Class A shares and Class P shares because Class T shares and Class Y shares are subject to ongoing stockholder servicing fees and Class W shares and Class Z shares are subject to ongoing dealer manager servicing fees. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

- the amount of time required for us to invest the funds received in the offerings;
- our operating and interest expenses;
- the amount of distributions or dividends received by us from our indirect real estate investments;
- our ability to keep our properties occupied;
- our ability to maintain or increase rental rates;
- the performance of our lease-up, development and redevelopment properties;
- any significant delays in construction for development or redevelopment properties;
- construction defects or capital improvements;
- capital expenditures and reserves for such expenditures;
- the issuance of additional shares;
- financings and refinancings; and
- dividends with respect to the outstanding shares of our Series B Convertible Preferred Stock

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders' investments in our shares. In addition, such distributions may constitute a return of investors’ capital.

We have not been able to and may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in our offerings. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

The following shows our cash distributions and the sources of such cash distributions for the years ended December 31, 2024 and 2023:

	Year Ended December 31, 2024		Year Ended December 31, 2023	
Distributions paid in cash — common stockholders	$ 7,626,356		$ 6,160,627	
Distributions paid in cash — preferred unitholders in our Operating Partnership	—		271,250	
Distributions paid in cash — preferred stockholders	12,530,766		5,218,750	
Distributions paid in cash — Operating Partnership unitholders	341,104		341,025	
Distributions reinvested	5,736,254		4,391,918	
Total distributions	$ 26,234,480		$ 16,383,570	
Source of distributions				
Cash flows provided by operations	$ —	0.0%	$ —	0.0%
Proceeds from offerings	20,498,226	78.1%	11,991,652	73.2%
Offering proceeds from distribution reinvestment plan	5,736,254	21.9%	4,391,918	26.8%
Total sources	$ 26,234,480	100.0%	$ 16,383,570	100.0%

From our inception through December 31, 2024, we have paid cumulative distributions of approximately $50.1 million, as compared to cumulative net loss attributable to our common stockholders of approximately $111.4 million.

For the year ended December 31, 2024, we paid distributions of approximately $26.2 million, as compared to a net loss attributable to our common stockholders of approximately $47.3 million. Net loss attributable to our common stockholders for the year ended December 31, 2024, reflects non-cash depreciation and amortization of approximately $15.8 million and acquisition related expenses of approximately $0.8 million.

For the year ended December 31, 2023, we paid distributions of approximately $16.4 million, as compared to a net loss attributable to our common stockholders of approximately $40.8 million. Net loss attributable to our common stockholders for the year ended December 31, 2023, reflects non-cash depreciation and amortization of approximately $15.0 million and acquisition related expenses of approximately $1.6 million.

Indebtedness

As of December 31, 2024, our total indebtedness was approximately $274.1 million which included approximately $275.1 million of variable rate debt less approximately $1.0 million in net debt issuance costs. See Note 5 – Debt, of the Notes to the Consolidated Financial Statements contained in this report for more information about our indebtedness.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of principal and interest on our outstanding indebtedness.

Our material cash requirements from known contractual and other obligations primarily relate to the following, for which information on both a short-term and long-term basis is provided in the indicated notes to the consolidated financial statements:

- Debt — Refer to Note 5 of the Notes to the Consolidated Financial Statements. As of December 31, 2024, excluding the impact of our interest rate hedging activities, future cash payments for interest on debt over the next 12 months is approximately $18.4 million. As of December 31, 2024, future cash payments for maturing debt over the next 12 months is approximately $167.5 million. We expect to meet these future obligations with a combination of proceeds from our Primary Offering, operations and future debt financing. Refer to Subsequent events - Note 13 of the Notes to the Consolidated Financial Statements for details of our debt refinancing.
- Commitments and contingencies — Refer to Note 10 of the Notes to the Consolidated Financial Statements.
- Potential acquisitions, investments in Joint Ventures — Refer to Note 3 and 4 of the Notes to the Consolidated Financial Statements.

Long-term potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, issuance of equity instruments and undistributed funds from operations. To the extent we are not able to secure requisite financing in the form of a credit facility or other debt, we will be dependent upon proceeds from the issuance of equity securities and cash flows from operating activities in order to meet our long-term liquidity requirements and to fund our distributions.

The following table presents the future principal payments required on outstanding debt as of December 31, 2024:

2025	$167,463,014[1]
2026	—
2027	107,574,000
Thereafter	—
Total payments	275,037,014
Debt issuance costs, net	(980,658)
Total	**$274,056,356**

(1) On January 8, 2025, we entered into a new credit agreement with the National Bank of Canada, the National Bank of Canada - Four Property Loan, that has an initial term of three years and matures on January 8, 2028. We used the proceeds from the National Bank of Canada - Four Property Loan to repay and terminate in accordance with the loan agreements without fees or penalties the National Bank of Canada - Burlington Loan, National Bank of Canada - Cambridge Loan, First National Loan and National Bank of Canada – North York Loan, totaling approximately $43.0 million. On March 7, 2025, we entered into a new credit agreement with QuadReal - Seven Property Loan, that has an initial term of five years and matures on April 1, 2030. We used the proceeds from the QuadReal - Seven Property Loan to repay and terminate in accordance with the loan agreements without fees or penalties the National Bank of Canada - Ontario Loan and Bank of Montreal Loan, totaling approximately $101.5 million.

Off Balance Sheet Arrangements

We have joint ventures with SmartCentres, which are accounted for using the equity method of accounting (Refer to Note 4 of the Notes to the Consolidated Financial Statements). Other than the foregoing, we do not currently have any relationships with unconsolidated entities or financial partnerships. Such entities are often referred to as structured finance or special purpose entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Subsequent Events

Please see Note 13 of the Notes to the Consolidated Financial Statements contained in this report.

Seasonality

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities which we believe will be slightly higher over the summer months due to increased moving activity.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business plan, we expect that the primary market risk to which we will be exposed is interest rate risk and to a lesser extent, foreign currency risk. We may be exposed to the effects of interest rate changes primarily as a result of borrowings used to maintain liquidity and fund acquisition, expansion, and financing of our real estate investment portfolio and operations. Our interest rate risk management objectives will be to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve our objectives, we may borrow at fixed rates or variable rates. We may also enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate our interest rate risk on a related financial instrument. We will not enter into derivative or interest rate transactions for speculative purposes.

As of December 31, 2024, our total indebtedness was approximately $274.1 million, which included approximately $275.1 million in variable rate debt less approximately $1.0 million in net debt issuance costs. A change in interest rates on variable debt could impact the interest incurred and cash flows and its fair value. If the underlying rate of the related index on our variable rate debt were to increase by 100 basis points, the increase in interest, net of our interest rate derivatives, would decrease future earnings and cash flows by approximately $0.3 million annually.

Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

The following table summarizes future debt maturities and average interest rates on our outstanding debt as of December 31, 2024:

	Payments due during the years ended December 31,						
	2025	2026	2027	2028	2029	Thereafter	Total
Variable rate debt[1]	$167,463,014	$ —	$107,574,000	$ —	$ —	$ —	$275,037,014
Average interest rate[2]	6.76%	6.76%	6.76%	N/A	N/A	N/A	
Fixed rate debt	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Average interest rate	N/A	N/A	N/A	N/A	N/A	N/A	

(1) On January 8, 2025, the National Bank of Canada —Burlington Loan, the National Bank of Canada — Cambridge Loan, the National Bank of Canada — North York Loan, and the First National Loan, totaling approximately $43.0 million, were repaid and terminated in accordance with their respective loan agreements without fees or penalties. On March 7, 2025, the National Bank of Canada - Ontario Loan and Bank of Montreal Loan, totaling approximately $101.5 million, was repaid and terminated in accordance with the loan agreements without fees or penalties.

(2) Interest expense for fixed rate debt was calculated based upon the contractual rate and the interest expense on variable rate debt was calculated based on the rate in effect on December 31, 2024, excluding the impact of interest rate derivatives. The Huntington Credit Facility, National Bank of Canada - Burlington Loan, National Bank of Canada - Cambridge Loan, National Bank of Canada - North York, Bank of Montreal and National Bank of Canada - Ontario loan have variable rates, however, we entered into interest rate caps or swap agreements that fix SOFR at 2.89%, CORRA at 4.02%, CORRA at 3.83%, CORRA at 3.79%, CORRA at 4.47% and CORRA at 4.73% respectively until the maturity of the loan. Debt denominated in foreign currency has been converted based on the rate in effect as of December 31, 2024.

Currently, our only foreign exchange rate risk comes from our Canadian properties, investments in our Canadian joint ventures and the Canadian Dollar (“CAD”). We generate all of our revenues and expend essentially all of our operating expenses and third party CAD-denominated debt service cost related to our Canadian properties in CAD. As a result of fluctuations in currency exchange, our cash flows and results of operations could be affected.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data filed as part of this report are set forth below beginning on page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our Chief Executive Officer (our Principal Executive Officer) and our Chief Financial Officer (our Principal Financial Officer), evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file and submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for us. Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated, as of December 31, 2024, the effectiveness of our internal control over financial reporting using the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

For the quarter ended December 31, 2024, there was no information required to be disclosed in a report on Form 8-K which was not disclosed in a report on Form 8-K.

Insider Trading Arrangements

During the three months ended December 31, 2024, none of our officers or directors (as defined in Rule 16a-1(f) of the Exchange Act) adopted, terminated, or modified any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any non-Rule 10b5-1 trading arrangement (as defined in Item 408 of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

We expect to file a definitive Proxy Statement for our 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement") with the SEC, pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year. Accordingly, certain information required by Part III has been omitted under General Instructions G(3) to Form 10-K and is incorporated by reference to the 2025 Proxy Statement. Only those sections of the 2025 Proxy Statement that specifically address the items required to be set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees, agents, and representatives that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations. A copy of our insider trading policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

The other information required by this Item is incorporated by reference to the 2025 Proxy Statement to be filed with the SEC.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the 2025 Proxy Statement to be filed with the SEC.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to the 2025 Proxy Statement to be filed with the SEC.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to the 2025 Proxy Statement to be filed with the SEC.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference to the 2025 Proxy Statement to be filed with the SEC.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) List of Documents Filed.

1. The list of the financial statements contained herein is set forth on page F-1 hereof.
2. Schedule III – Real Estate and Accumulated Depreciation is set forth beginning on page S-1 hereof. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are not applicable and therefore have been omitted.
3. The Exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index below.

(b) See (a) 3 above.

(c) See (a) 2 above.

ITEM 16. FORM 10-K SUMMARY

None.

EXHIBIT INDEX

The following exhibits are included in this report on Form 10-K for the period ended December 31, 2024 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description
3.1	First Articles of Amendment and Restatement of Strategic Storage Trust VI, Inc., incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-11, filed on May 28, 2021, Commission File No. 333-256598
3.2	Amended and Restated Bylaws of Strategic Storage Trust VI, Inc., incorporated by reference to Exhibit 3.2 to Pre-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11, filed on March 15, 2022, Commission File No. 333-256598
3.3	Articles of Amendment of Strategic Storage Trust VI, Inc., incorporated by reference to Exhibit 3.3 to Pre-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11, filed on March 15, 2022, Commission File No. 333-256598
3.4	Articles Supplementary of Strategic Storage Trust VI, Inc., incorporated by reference to Exhibit 3.4 to Pre-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11, filed on March 15, 2022, Commission File No. 333-256598
3.5	Second Articles of Amendment of Strategic Storage Trust VI, Inc., incorporated by reference to Exhibit 3.5 to Pre-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11, filed on March 15, 2022, Commission File No. 333-256598
3.6	Articles Supplementary for Series B Convertible Preferred Stock, incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed on May 3, 2023, Commission File No. 000-56545
3.7	Articles Supplementary of Strategic Storage Trust VI, Inc., incorporated by reference to Exhibit 3.1 to Post-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11, filed on November 1, 2023, Commission File No. 333-256598
3.8	Certificate of Correction to the Articles Supplementary, incorporated by reference to Exhibit 3.7 to the Company's Quarterly Report on Form 10-Q, filed on November 14, 2023, Commission File No. 000-56545
4.1	Form of Subscription Agreement and Subscription Agreement Signature Page, incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-11, filed on January 24, 2025, Commission File No. 333-284487
10.1	Second Amended and Restated Limited Partnership Agreement of Strategic Storage Operating Partnership VI, L.P., incorporated by reference to Exhibit 10.1 to Pre-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11, filed on March 15, 2022, Commission File No. 333-256598
10.2	Amendment No.1 to the Second Amended and Restated Limited Partnership Agreement of Strategic Storage Operating Partnership VI, L.P., dated as of January 30, 2023, incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed on January 31, 2023, Commission File No. 333-256598
10.3	Amendment No.2 to the Second Amended and Restated Limited Partnership Agreement of Strategic Storage Operating Partnership VI, L.P., dated as of May 1, 2023, incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed on May 3, 2023, Commission File No. 000-56545
10.4	Amendment No. 3 to the Second Amended and Restated Limited Partnership Agreement of Strategic Storage Operating Partnership VI, L.P., dated as of November 1, 2023, incorporated by reference to Exhibit 10.1 to Post-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11, filed on November 1, 2023, Commission File No. 333-256598
10.5	Amendment No. 4 to the Second Amended and Restated Limited Partnership Agreement of Strategic Storage Operating Partnership VI, L.P., dated as of September 19, 2024, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on November 12, 2024, Commission File No. 000-56545

10.6	Amended and Restated Advisory Agreement, incorporated by reference to Exhibit 10.2 to Pre-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11, filed on March 15, 2022, Commission File No. 333-256598
10.7	Strategic Storage Trust VI, Inc. Second Amended and Restated Distribution Reinvestment Plan (included as Appendix B to the Prospectus), incorporated by reference to Exhibit 10.6 to Post-Effective Amendment No. 3 to the Company's Registration Statement on Form S-11, filed on October 4, 2023, Commission File No. 333-256598
10.8	Employee and Director Long-Term Incentive Plan of Strategic Storage Trust VI, Inc., incorporated by reference to Exhibit 10.4 the Company's Registration Statement on Form S-11, filed on May 28, 2021, Commission File No. 333-256598
10.9	Syndicated Term Loan Agreement with Huntington National Bank and the co-lenders party thereto, dated November 30, 2021, incorporated by reference to Exhibit 10.29 to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11, filed on February 8, 2022, Commission File No. 333-256598
10.10	Promissory Note in favor of Huntington National Bank, dated November 30, 2021, incorporated by reference to Exhibit 10.30 to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11, filed on February 8, 2022, Commission File No. 333-256598
10.11	Guaranty of Payment and Recourse Carve-Outs in favor of Huntington National Bank, dated November 30, 2021, incorporated by reference to Exhibit 10.31 to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11, filed on February 8, 2022, Commission File No. 333-256598
10.12	Joinder Agreement and First Amendment to Loan Documents, dated December 30, 2021, incorporated by reference to Exhibit 10.32 to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11, filed on February 8, 2022, Commission File No. 333-256598
10.13	Joinder Agreement and Second Amendment to Loan Documents, dated May 17, 2022, incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on May 17, 2022, Commission File No. 333-256598
10.14	Joinder Agreement and Third Amendment to Loan Documents, dated April 13, 2023, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on April 19, 2023, Commission File No. 333-256598
10.15*	Fourth Amendment to Loan Documents, dated April 13, 2023
10.16	Joinder Agreement and Fifth Amendment to Loan Documents, dated November 15, 2024, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on November 19, 2024, Commission File No. 000-56545
10.17	Promissory Note in favor of Huntington National Bank, dated December 30, 2021, incorporated by reference to Exhibit 10.33 to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11, filed on February 8, 2022, Commission File No. 333-256598
10.18	Mezzanine Loan Agreement with SmartStop OP, L.P., dated December 30, 2021, incorporated by reference to Exhibit 10.34 to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11, filed on February 8, 2022, Commission File No. 333-256598
10.19	Promissory Note in favor of SmartStop OP, L.P., dated December 30, 2021, incorporated by reference to Exhibit 10.35 to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11, filed on February 8, 2022, Commission File No. 333-256598
10.20	Guaranty of Recourse Obligations in favor of SmartStop OP, L.P., dated December 30, 2021, incorporated by reference to Exhibit 10.36 to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11, filed on February 8, 2022, Commission File No. 333-256598
10.21	Omnibus First Amendment to Mezzanine Loan Documents, dated July 8, 2022, incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q, filed on August 8, 2022, Commission File No. 333-256598

10.22	Omnibus Second Amendment to Mezzanine Loan Agreement with SmartStop OP, L.P., dated December 20, 2022, incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K, filed on March 22, 2023, Commission File No. 333-256598
10.23	Amended and Restated Promissory Note in favor of SmartStop OP, L.P., dated December 20, 2022, incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K, filed on March 22, 2023, Commission File No. 333-256598
10.24	Non-Revolving Term Facility Credit Agreement in favor of National Bank of Canada, dated as of September 20, 2022, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on September 22, 2022, Commission File No. 333-256598
10.25	Series A Cumulative Redeemable Preferred Unit Purchase Agreement, dated as of January 30, 2023, incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed on January 31, 2023, Commission File No. 333-256598
10.26	Non-Revolving Term Facility Credit Agreement, dated as of January 31, 2023, incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, filed on January 31, 2023, Commission File No. 333-256598
10.27	Preferred Stock Purchase Agreement, dated as of May 1, 2023, by and between Strategic Storage Trust VI, Inc. and Extra Space Storage LP, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on May 3, 2023, Commission File No. 000-56545
10.28	Investors' Rights Agreement, dated as of May 1, 2023, by and between Strategic Storage Trust VI, Inc. and Extra Space Storage LP, incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed on May 3, 2023, Commission File No. 000-56545
10.29	Purchase Agreement for the Ontario Portfolio, dated as of April 5, 2023, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on May 12, 2023, Commission File No. 000-56545
10.30	Non-Revolving Term Facility Credit Agreement, dated as of June 15, 2023, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on June 22, 2023, Commission File No. 000-56545
10.31	Sponsor Funding Agreement, dated as of November 1, 2023, by and among Strategic Storage Trust VI, Inc., Strategic Storage Operating Partnership VI, L.P., and SmartStop REIT Advisors, LLC, dated as of November 1, 2023, incorporated by reference to Exhibit 10.2 to Post-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11, filed on November 1, 2023, Commission File No. 333-256598
10.32	Credit Agreement, dated as of January 8, 2025, incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on January 14, 2025, Commission File No. 000-56545
19*	Insider Trading Policy
21.1*	Subsidiaries of Strategic Storage Trust VI, Inc.
31.1*	Certification of Principal Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
99.1*	Consent of Kroll, LLC
101*	The following Strategic Storage Trust VI, Inc. financial information for Year Ended December 31, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Loss, (iv) Consolidated Statements of Equity and Temporary Equity, (v) Consolidated Statements of Cash Flows and (vi) the Notes to Consolidated Financial Statements. The instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

104*	The cover page from the Strategic Storage Trust VI, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024, has been formatted in Inline XBRL.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

STRATEGIC STORAGE TRUST VI, INC.
(Registrant)

Dated: March 31, 2025

By: /s/ Matt F. Lopez
Matt F. Lopez
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ H. Michael Schwartz H. Michael Schwartz	Chairman of the Board of Directors, Chief Executive Officer, and President (Principal Executive Officer)	March 31, 2025
/s/ Matt F. Lopez Matt F. Lopez	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 31, 2025
/s/ Stephen G. Muzzy Stephen G. Muzzy	Independent Director	March 31, 2025
/s/ Alexander S. Vellandi Alexander S. Vellandi	Independent Director	March 31, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Strategic Storage Trust VI, Inc.
Ladera Ranch, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Strategic Storage Trust VI, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, equity and temporary equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2021.

Costa Mesa, California
March 31, 2025

STRATEGIC STORAGE TRUST VI, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2024 AND 2023

	December 31, 2024	December 31, 2023
ASSETS		
Real estate facilities:		
Land	$ 109,097,324	$ 115,472,022
Buildings	375,539,122	384,707,258
Site improvements	13,655,534	13,827,605
	498,291,980	514,006,885
Accumulated depreciation	(27,645,170)	(15,660,337)
	470,646,810	498,346,548
Construction in process	9,144,864	6,451,632
Real estate facilities, net	479,791,674	504,798,180
Cash and cash equivalents	10,827,415	9,007,938
Restricted cash	6,738,149	16,700,133
Investments in unconsolidated real estate ventures (Note 4)	18,207,135	17,526,713
Other assets, net	13,564,907	9,756,411
Intangible assets, net of accumulated amortization	-	3,127,231
Total assets	**$ 529,129,280**	**$ 560,916,606**
LIABILITIES, TEMPORARY EQUITY AND EQUITY		
Debt, net	$ 274,056,356	$ 286,484,421
Accounts payable and accrued liabilities	13,433,815	11,884,545
Distributions payable	4,409,505	4,203,032
Due to affiliates	13,877,191	5,933,969
Total liabilities	**305,776,867**	**308,505,967**
Commitments and contingencies (Note 10)		
Redeemable common stock	10,279,772	6,727,982
Series B Convertible Preferred Stock, $0.001 par value; 150,000 shares authorized; 150,000 and 150,000 issued and outstanding at December 31, 2024 and 2023, respectively, with aggregate liquidation preferences of $153,148,361 and $153,131,250 at December 31, 2024 and 2023, respectively	148,599,723	148,599,723
Equity:		
Strategic Storage Trust VI, Inc.:		
Preferred Stock, $0.001 par value; 200,000,000 shares authorized; 0 issued and outstanding at September 30, 2024 and December 31, 2023	—	—
Class P Common stock, $0.001 par value; 30,000,000 shares authorized; 11,280,098 and 11,100,444 shares issued and outstanding at December 31, 2024 and 2023, respectively	11,280	11,100
Class A Common stock, $0.001 par value; 230,000,000 shares authorized; 3,383,583 and 3,339,780 shares issued and outstanding at December 31, 2024 and 2023, respectively	3,384	3,340
Class T Common stock, $0.001 par value; 100,000,000 shares authorized; 5,373,889 and 5,289,743 shares issued and outstanding at December 31, 2024 and 2023, respectively	5,374	5,290
Class W Common stock, $0.001 par value; 70,000,000 shares authorized; 704,761 and 687,653 shares issued and outstanding at December 31, 2024 and 2023, respectively	705	688
Class Y Common stock, $0.001 par value; 200,000,000 shares authorized; 4,049,909 and 382,656 shares issued and outstanding at December 31, 2024 and 2023, respectively	4,050	383
Class Z Common stock, $0.001 par value; 70,000,000 shares authorized; 346,393 and 36,559 shares issued and outstanding at December 31, 2024 and 2023, respectively	346	37
Additional paid-in capital	207,773,199	174,586,716
Distributions	(32,142,866)	(18,590,483)
Accumulated deficit	(111,392,263)	(64,094,793)
Accumulated other comprehensive income (loss)	(4,432,786)	449,185
Total Strategic Storage Trust VI, Inc. equity	59,830,423	92,371,463
Noncontrolling interests in our Operating Partnership	225,081	1,514,388
Noncontrolling Series C Subordinated Units in our Operating Partnership	4,417,414	3,197,083
Total noncontrolling interest	4,642,495	4,711,471
Total equity	**64,472,918**	**97,082,934**
Total liabilities, temporary equity and equity	**$ 529,129,280**	**$ 560,916,606**

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST VI, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2024, 2023, AND 2022

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenues:			
Self storage rental revenue	$ 28,054,695	$ 20,990,999	$ 8,698,972
Ancillary operating revenue	183,838	169,065	91,035
Total revenues	28,238,533	21,160,064	8,790,007
Operating expenses:			
Property operating expenses	11,016,594	9,190,888	3,835,556
Property operating expenses – affiliates	5,130,574	4,625,560	1,899,807
General and administrative	5,832,673	5,290,049	2,289,610
Depreciation	12,762,435	10,542,315	4,526,912
Intangible amortization expense	3,038,119	4,437,083	2,064,048
Acquisition expense – affiliates	589,216	564,746	573,899
Other property acquisition expenses	188,039	1,037,225	874,679
Total operating expenses	38,557,650	35,687,866	16,064,511
Operating loss	(10,319,117)	(14,527,802)	(7,274,504)
Other income (expense):			
Interest expense	(18,049,353)	(16,104,501)	(4,865,029)
Interest expense – debt issuance costs	(1,278,578)	(1,499,924)	(1,097,941)
Derivative fair value adjustment	184,425	(1,881,402)	—
Other	397,743	546,615	2
Foreign currency adjustment	(6,513,187)	528,949	(1,142,611)
Net loss	(35,578,067)	(32,938,065)	(14,380,083)
Less: Distributions to preferred unitholders in our Operating Partnership	—	(271,250)	—
Less: Distributions to preferred stockholders	(12,547,877)	(8,350,000)	—
Less: Accretion of preferred equity costs	—	(189,920)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	831,693	968,721	637,728
Net loss attributable to Strategic Storage Trust VI, Inc. common stockholders	$ (47,294,251)	$ (40,780,514)	$ (13,742,355)
Net loss per Class P share—basic and diluted	$ (2.05)	$ (2.19)	$ (1.16)
Net loss per Class A share—basic and diluted	$ (2.05)	$ (2.19)	$ (1.16)
Net loss per Class T share—basic and diluted	$ (2.05)	$ (2.19)	$ (1.16)
Net loss per Class W share—basic and diluted	$ (2.05)	$ (2.19)	$ (1.16)
Net loss per Class Y share—basic and diluted	$ (2.05)	$ (2.19)	$ —
Net loss per Class Z share—basic and diluted	$ (2.05)	$ (2.19)	$ —
Weighted average Class P shares outstanding—basic and diluted	11,192,681	10,982,858	9,866,463
Weighted average Class A shares outstanding—basic and diluted	3,368,248	2,619,151	747,639
Weighted average Class T shares outstanding—basic and diluted	5,333,476	4,484,873	1,155,211
Weighted average Class W shares outstanding—basic and diluted	697,349	505,476	92,916
Weighted average Class Y shares outstanding—basic and diluted	2,295,360	20,629	—
Weighted average Class Z shares outstanding—basic and diluted	184,295	1,354	—

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST VI, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Year Ended December 31,		
	2024	**2023**	**2022**
Net loss	$ (35,578,067)	$ (32,938,065)	$ (14,380,083)
Other comprehensive income (loss):			
Foreign currency translation adjustment	(4,808,321)	57,174	(191,438)
Foreign currency hedge contract	1,106,438	(174,712)	—
Interest rate hedge contract	(1,296,678)	644,792	126,864
Other comprehensive income (loss)	(4,998,561)	527,254	(64,574)
Comprehensive loss	(40,576,628)	(32,410,811)	(14,444,657)
Comprehensive loss attributable to noncontrolling interests:			
Comprehensive loss attributable to the noncontrolling interests in our Operating Partnership	948,283	952,068	640,887
Comprehensive loss attributable to Strategic Storage Trust VI, Inc. stockholders	$ (39,628,345)	$ (31,458,743)	$ (13,803,770)

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST VI, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND TEMPORARY EQUITY
YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Common Stock																	Noncontrolling Interest in our Operating Partnership					
	Class P		Class A		Class T		Class W		Class Y		Class Z												
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Strategic Storage Trust VI, Inc. Equity	Noncontrolling Interests	Series C Subordinated Units	Total Equity	Redeemable Common Stock	Preferred Equity in our Operating Partnership	Preferred Stock
Balance as of December 31, 2021	5,062,804	$5,063	—	$—	—	$—	—	$—	—	$—	—	$—	$40,737,265	$(985,132)	$(2,985,345)	$—	$36,771,851	$3,767,683	$—	$40,539,534	$329,158	$—	$—
Gross proceeds from issuance of common stock	5,539,950	5,540	1,755,190	1,756	2,998,808	2,999	246,436	246	—	—	—	—	104,042,442	—	—	—	104,052,983	—	—	104,052,983	—	—	—
Offering costs	—	—	—	—	—	—	—	—	—	—	—	—	(10,004,238)	—	—	—	(10,004,238)	—	—	(10,004,238)	—	—	—
Reimbursement of offering cost by Advisor	—	—	—	—	—	—	—	—	—	—	—	—	23,165	—	—	—	23,165	—	—	23,165	—	—	—
Changes to redeemable common stock	—	—	—	—	—	—	—	—	—	—	—	—	(2,544,690)	—	—	—	(2,544,690)	—	—	(2,544,690)	2,544,690	—	—
Distributions ($0.59 per share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,808,797)	—	—	(6,808,797)	—	—	(6,808,797)	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(319,316)	—	(319,316)	—	—	—
Issuance of shares for distribution reinvestment plan	238,991	239	10,099	10	16,990	17	1,933	2	—	—	—	—	2,544,422	—	—	—	2,544,690	—	—	2,544,690	—	—	—
Issuance of restricted stock	—	—	1,250	1	—	—	—	—	—	—	—	—	—	—	—	—	1	—	—	1	—	—	—
Stock based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	22,595	—	—	—	22,595	—	—	22,595	—	—	—
Net loss attributable to Strategic Storage Trust VI, Inc.	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,742,355)	—	(13,742,355)	—	—	(13,742,355)	—	—	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(637,728)	—	(637,728)	—	—	—
Interest rate hedge contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	122,629	122,629	4,235	—	126,864	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(184,045)	(184,045)	(7,393)	—	(191,438)	—	—	—
Balance as of December 31, 2022	**10,841,745**	**$10,842**	**1,766,539**	**$1,767**	**3,015,798**	**$3,016**	**248,369**	**$248**	**—**	**$—**	**—**	**$—**	**$134,820,961**	**$(7,793,929)**	**$(16,727,700)**	**$(61,416)**	**$110,253,789**	**$2,807,481**	**$—**	**$113,061,270**	**$2,873,848**	**$—**	**$—**

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST VI, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND TEMPORARY EQUITY (CONTINUED)
YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Common Stock																	Noncontrolling Interest in our Operating Partnership					
	Class P		Class A		Class T		Class W		Class Y		Class Z												
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Strategic Storage Trust VI, Inc. Equity	Noncontrolling Interests	Series C Subordinated Units	Total Equity	Redeemable Common Stock	Preferred Equity in our Operating Partnership	Preferred Stock
Balance as of December 31, 2022	10,841,745	$10,842	1,766,539	$1,767	3,015,798	$3,016	248,369	$248	—	$—	—	$—	$134,820,961	$(7,793,929)	$(16,727,700)	$(61,416)	$110,253,789	$2,807,481	$—	$113,061,270	$2,873,848	$—	$—
Gross proceeds from issuance of common stock	—	—	1,180,172	1,180	1,812,471	1,812	418,085	419	382,653	383	36,559	37	38,117,894	—	—	—	38,121,725	—	—	38,121,725	—	—	—
Offering costs	—	—	—	—	—	—	—	—	—	—	—	—	(5,002,709)	—	—	—	(5,002,709)	—	—	(5,002,709)	—	—	—
Reimbursement of offering cost by Advisor	—	—	—	—	—	—	—	—	—	—	—	—	39,346	—	—	—	39,346	—	—	39,346	—	—	—
Changes to redeemable common stock	—	—	—	—	—	—	—	—	—	—	—	—	(4,391,918)	—	—	—	(4,391,918)	—	—	(4,391,918)	4,391,918	—	—
Redemption of common stock	(38,344)	(38)	(4,990)	(5)	(3,400)	(3)	—	—	—	—	—	—	—	—	—	—	(46)	—	—	(46)	(537,784)	—	—
Distributions ($0.62 per share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,796,554)	—	—	(10,796,554)	—	—	(10,796,554)	—	—	—
Distribution of common stock	—	—	331,386	331	369,549	370	7,300	7	—	—	—	—	6,585,871	—	(6,586,579)	—	—	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(341,025)	—	(341,025)	—	—	—
Distributions to preferred unitholders in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(271,250)	—
Distributions to preferred stockholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,350,000)
Issuance of shares for distribution reinvestment plan	297,043	296	55,423	56	95,325	95	13,899	14	3	—	—	—	4,391,457	—	—	—	4,391,918	—	—	4,391,918	—	—	—
Issuance of restricted stock	—	—	11,250	11	—	—	—	—	—	—	—	—	—	—	—	—	11	—	—	11	—	—	—
Stock based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	25,814	—	—	—	25,814	—	—	25,814	—	—	—
Gross proceeds from issuance of preferred equity in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	15,000,000	—
Preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(189,920)	—
Accretion of preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	189,920	—
Redemption of preferred equity in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(15,000,000)	—
Gross proceeds from issuance of Series B Convertible Preferred Equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	150,000,000
Preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,400,277)
Issuance of Series C Subordinated Units	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,197,083	3,197,083	—	—	—
Net loss attributable to Strategic Storage Trust VI, Inc.	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(40,780,514)	—	(40,780,514)	—	—	(40,780,514)	—	271,250	8,350,000
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(968,721)	—	(968,721)	—	—	—
Interest rate hedge contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	618,009	618,009	26,783	—	644,792	—	—	—
Foreign currency hedge contract	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(170,173)	(170,173)	(4,539)	—	(174,712)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	62,765	62,765	(5,591)	—	57,174	—	—	—
Balance as of December 31, 2023	**11,100,444**	**$11,100**	**3,339,780**	**$3,340**	**5,289,743**	**$5,290**	**687,653**	**$688**	**382,656**	**$383**	**36,559**	**$37**	**$174,586,716**	**$(18,590,483)**	**$(64,094,793)**	**$449,185**	**$92,371,463**	**$1,514,388**	**$3,197,083**	**$97,082,934**	**$6,727,982**	**$—**	**$148,599,723**

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST VI, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND TEMPORARY EQUITY (CONTINUED)
YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Common Stock																	Noncontrolling Interest in our Operating Partnership					
	Class P		Class A		Class T		Class W		Class Y		Class Z												
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Strategic Storage Trust VI, Inc. Equity	Noncontrolling Interests	Series C Subordinated Units	Total Equity	Redeemable Common Stock	Preferred Equity in our Operating Partnership	Preferred Stock
Balance as of December 31, 2023	11,100,444	$11,100	3,339,780	$3,340	5,289,743	$5,290	687,653	$688	382,656	$383	36,559	$37	$174,586,716	$(18,590,483)	$(64,094,793)	$449,185	$92,371,463	$1,514,388	$3,197,083	$97,082,934	$6,727,982	$—	$148,599,723
Gross proceeds from issuance of common stock	—	—	—	—	—	—	—	—	3,604,009	3,604	306,593	306	37,368,212	—	—	—	37,372,122	—	—	37,372,122	—	—	—
Offering costs	—	—	—	—	—	—	—	—	—	—	—	—	(4,222,444)	—	—	—	(4,222,444)	—	—	(4,222,444)	—	—	—
Changes to redeemable common stock	—	—	—	—	—	—	—	—	—	—	—	—	(5,736,254)	—	—	—	(5,736,254)	—	—	(5,736,254)	5,736,254	—	—
Redemption of common stock	(114,606)	(114)	(50,700)	(51)	(43,783)	(44)	(2,688)	(3)	—	—	—	—	—	—	—	—	(212)	—	—	(212)	(2,184,464)	—	—
Distributions ($0.62 per share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,552,383)	—	—	(13,552,383)	—	—	(13,552,383)	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(341,024)	—	(341,024)	—	—	—
Distributions to preferred shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,547,877)
Issuance of shares for distribution reinvestment plan (DRP)	294,260	294	89,157	89	127,929	128	19,796	20	63,244	63	3,241	3	5,735,657	—	—	—	5,736,254	—	—	5,736,254	—	—	—
Issuance of restricted stock	—	—	5,000	5	—	—	—	—	—	—	—	—	—	—	—	—	5	—	—	5	—	—	—
Stock based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	38,094	—	—	—	38,094	—	—	38,094	—	—	—
Distribution of common stock	—	—	346	1	—	—	—	—	—	—	—	—	3,218	—	(3,219)	—	—	—	—	—	—	—	—
Issuance of Series C Subordinated Units	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,220,331	1,220,331	—	—	—
Net loss attributable to Strategic Storage Trust VI, Inc.	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(47,294,251)	—	(47,294,251)	—	—	(47,294,251)	—	—	12,547,877
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(831,693)	—	(831,693)	—	—	—
Interest rate hedge contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,268,800)	(1,268,800)	(27,878)	—	(1,296,678)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,696,574)	(4,696,574)	(111,747)	—	(4,808,321)	—	—	—
Foreign currency hedge contract	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,083,403	1,083,403	23,035	—	1,106,438	—	—	—
Balance as of December 31, 2024	**11,280,098**	**$11,280**	**3,383,583**	**$3,384**	**5,373,889**	**$5,374**	**704,761**	**$705**	**4,049,909**	**$4,050**	**346,393**	**$346**	**$207,773,199**	**$(32,142,866)**	**$(111,392,263)**	**$(4,432,786)**	**$59,830,423**	**$225,081**	**$4,417,414**	**$64,472,918**	**$10,279,772**	**$—**	**$148,599,723**

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST VI, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net loss	$ (35,578,067)	$ (32,938,065)	$ (14,380,083)
Adjustments to reconcile net loss to cash used in operating activities:			
Depreciation and amortization	15,800,554	14,979,398	6,590,960
Amortization of debt issuance costs	1,278,578	1,499,924	1,097,941
Stock based compensation expense related to issuance of restricted stock	38,094	25,814	22,595
Accretion of preferred equity costs	—	189,920	—
Unrealized derivative gain (loss)	(482,632)	90,825	—
Derivative fair value adjustment	1,770,963	2,553,422	—
Unrealized foreign currency adjustment	6,513,187	(528,949)	1,142,611
Changes in operating assets and liabilities:			
Other assets, net	530,680	(2,785,513)	(1,035,249)
Purchase of interest rate derivative	(2,913,815)	(3,279,000)	—
Purchase of foreign exchange derivative	—	(1,442,000)	—
Accounts payable and accrued liabilities	(599,126)	5,138,182	1,712,665
Due to affiliates	8,127,545	3,869,115	233,322
Net cash used in operating activities	(5,514,039)	(12,626,927)	(4,615,238)
Cash flows from investing activities:			
Purchase of real estate facilities	—	(252,273,853)	(188,181,815)
Additions to real estate facilities	(10,388,088)	(8,078,768)	(1,453,968)
Deposits on acquisitions of real estate facilities and investments in unconsolidated real estate ventures	—	(148,220)	(548,970)
Refund of deposits on acquisitions of real estate facilities	481,866	—	—
Investment in company owned life insurance	(902,063)	(886,460)	—
Investments in unconsolidated real estate ventures	(17,702,419)	(7,171,769)	(499,202)
Return of capital on investments in unconsolidated real estate ventures	15,988,299	—	—
Net cash used in investing activities	(12,522,405)	(268,559,070)	(190,683,955)
Cash flows from financing activities:			
Proceeds from issuance of secured debt	8,000,000	179,324,261	140,603,502
Repayment of secured debt	(4,764,241)	(50,000,000)	(30,608,851)
Scheduled principal payments of secured debt	(4,160,385)	(862,320)	(123,981)
Prepaid debt issuance costs	—	(42,000)	(58,000)
Debt issuance costs	(480,950)	(1,666,788)	(1,481,549)
Gross proceeds from issuance of common stock	37,371,916	37,910,737	103,913,984
Offering costs	(3,634,282)	(4,387,423)	(9,226,517)
Proceeds from issuance of preferred equity in our Operating Partnership	—	15,000,000	—
Redemption of preferred equity in our Operating Partnership	—	(15,000,000)	—
Preferred equity in our Operating Partnership issuance costs	—	(189,920)	—
Gross proceeds from issuance of preferred stock	—	150,000,000	—
Preferred stock issuance costs	—	(1,400,277)	—
Proceeds from issuance of Series C Units	1,220,331	3,197,083	—
Redemption of common stock	(1,860,904)	(419,094)	—
Distributions paid to common stockholders	(7,626,356)	(6,160,627)	(3,667,288)
Distributions paid to noncontrolling interest in our Operating Partnership	(341,104)	(341,025)	(313,722)
Distributions paid to preferred stockholders	(12,530,766)	(5,218,750)	—
Distributions paid to preferred unitholders in our Operating Partnership	—	(271,250)	—
Net cash provided by financing activities	11,193,259	299,472,607	199,037,578
Impact of foreign exchange rate changes on cash and restricted cash	(1,299,322)	(370,083)	(527,600)
Net change in cash, cash equivalents and restricted cash	(8,142,507)	17,916,527	3,210,785
Cash, cash equivalents and restricted cash, beginning of year	25,708,071	7,791,544	4,580,759
Cash, cash equivalents and restricted cash, end of year	$ 17,565,564	$ 25,708,071	$ 7,791,544

STRATEGIC STORAGE TRUST VI, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Supplemental disclosures and non-cash transactions:			
Cash paid for interest, net of amounts capitalized	$ 17,208,371	$ 18,819,476	$ 3,345,009
Distribution of common stock	$ —	$ 6,586,579	$ —
Offering costs included in accounts payable and accrued liabilities	$ 588,163	$ 661,400	$ 1,107,528
Interest rate swap contract in other assets	$ 467,719	$ 145,375	$ 126,864
Interest rate swap contracts in accounts payable and accrued liabilities	$ 368,600	$ 170,708	$ —
Foreign currency hedge contract in other assets	$ 1,281,151	$ —	$ —
Foreign currency translation adjustment	$ 4,808,321	$ (57,174)	$ 191,438
Deposits applied to investments in unconsolidated real estate ventures	$ 328,545	$ —	$ —
Deposits on acquisition of real estate facilities in due to affiliates	$ —	$ 333,495	$ 751,460
Debt issuance costs in accounts payable and accrued liabilities	$ —	$ —	$ 26,940
Proceeds from issuance of common stock in accounts payable and accrued liabilities	$ —	$ —	$ (211,000)
Issuance of shares pursuant to distribution reinvestment plan	$ 5,736,254	$ 4,391,918	$ 2,544,690
Distributions payable to common and preferred stockholders	$ 4,380,620	$ 4,174,068	$ 798,955
Distributions payable to noncontrolling interests in our Operating Partnership	$ 28,885	$ 28,964	$ 28,964
Real estate and construction in process in accounts payable and accrued liabilities	$ 1,658,865	$ 913,229	$ 553,438
Redemption of common stock in accounts payable and accrued liabilities	$ 442,933	$ 118,691	$ —
Unrealized derivative adjustment	$ —	$ 576,497	$ —
Deposits applied to acquisition of real estate	$ —	$ 1,076,020	$ —

See notes to consolidated financial statements.

Note 1. Organization

Strategic Storage Trust VI, Inc., a Maryland corporation (the “Company”), was formed on October 14, 2020 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities and commenced formal operations on March 10, 2021. Our year-end is December 31. As used herein, “we,” “us,” “our” and “Company” refer to Strategic Storage Trust VI, Inc. and each of our subsidiaries.

SmartStop REIT Advisors, LLC is our sponsor (our “Sponsor”). Our Sponsor is an indirect subsidiary of SmartStop Self Storage REIT, Inc. (“SmartStop”). Our Sponsor is a company focused on providing self storage advisory, asset management, and property management services. Our Sponsor owns 82.5% of the economic interests (and 100% of the voting membership interests) of Strategic Storage Advisor VI, LLC (our “Advisor”) and owns 100% of Strategic Storage Property Management VI, LLC (our “Property Manager”).

We have no employees. Our Advisor, a Delaware limited liability company, was formed on October 7, 2020. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of an advisory agreement we entered into with our Advisor on February 26, 2021 (our “Private Offering Advisory Agreement”), which was amended and restated on March 17, 2022 (our "Advisory Agreement"). A majority of our officers are also officers of our Advisor, Sponsor and SmartStop.

On January 15, 2021, our Advisor purchased approximately 110 shares of our common stock for $1,000 and became our initial stockholder. Our Articles of Incorporation authorized 30,000 shares of common stock with a par value of $0.001 per share. Our Articles of Amendment and Restatement (our "Charter") authorized 700,000,000 shares of common stock with a par value of $0.001 per share and 200,000,000 shares of preferred stock with a par value of $0.001 per share. On February 26, 2021, pursuant to a confidential private placement memorandum (the “private placement memorandum”), we commenced a private offering of up to $200,000,000 in shares of our common stock and $20,000,000 in shares of common stock pursuant to our distribution reinvestment plan (the “Private Offering”). On March 10, 2021, we commenced formal operations.

In connection with the Public Offering, defined below, we filed articles of amendment to our Charter (the “Articles of Amendment”) and articles supplementary to our Charter (the “Articles Supplementary”). Following the filing of the Articles of Amendment and the Articles Supplementary, we authorized 30,000,000 shares of common stock designated as Class P shares, 300,000,000 shares of common stock designated as Class A shares, 300,000,000 shares of common stock designated as Class T shares, and 70,000,000 shares of common stock designated as Class W shares. Any common stock sold in the Private Offering were redesignated as Class P common stock upon the filing of the Articles of Amendment. On May 28, 2021, we filed a Form S-11 Registration Statement, which was subsequently amended, with the Securities and Exchange Commission (“SEC”) to register a maximum of $1,000,000,000 in shares of Class A, Class T, and Class W common stock for sale to the public (the “Primary Offering”) and $95,000,000 in shares of Class A, Class T, and Class W common stock for sale pursuant to our distribution reinvestment plan. On March 17, 2022, the SEC declared our registration statement effective and the primary portion of our Private Offering was terminated.

On October 4, 2023, we filed a Post-Effective Amendment to our Registration Statement to register two new classes of common stock (Class Y shares and Class Z shares) with the SEC. On November 1, 2023, the Post-Effective Amendment to our Registration Statement became effective with the SEC. Also, on November 1, 2023, we filed articles supplementary to our Charter which reclassified 200,000,000 Class T shares as Class Y shares and 70,000,000 Class A shares as Class Z shares. Effective November 1, 2023, we began offering Class Y shares and Class Z shares in our Primary Offering for $9.30 per share and are offering Class A shares, Class T shares, Class W shares, Class Y shares and Class Z shares pursuant to our distribution reinvestment plan for $9.30 per share (collectively, the “Public Offering”). We also continue to offer Class P shares pursuant to our distribution reinvestment plan in our Private Offering.

On February 1, 2024, our board of directors approved an extension of our Public Offering to March 17, 2025, as permitted under applicable SEC rules. We may continue to sell Class Y shares and Class Z shares in our Public Offering until the third anniversary of the effective date of our Public Offering, March 17, 2025. On December 20, 2024, our board of directors, further extended our public offering for an additional 180 days until September 13, 2025, upon filing of a new registration statement which was filed on January 24, 2025. We also reserve the right to terminate our Public Offering at any time.

Pursuant to a Sponsor Funding Agreement (as defined in Note 2 - Summary of Significant Accounting Policies), our Sponsor has agreed to fund the payment of (i) the upfront 3% sales commission for the sale of Class Y shares, (ii) the upfront 3% dealer manager fee for the Class Y shares, and (iii) the estimated 1% organization and offering expenses for the sale of Class Y shares and Class Z shares. In November 2023 our Sponsor agreed to reimburse the Company in cash to cover the dilution from the one-time stock dividend described below. In consideration for our Sponsor providing the funding for the front-end sales load and the cash to cover the dilution from the stock dividend, Strategic Storage Operating Partnership VI, L.P., a Delaware limited partnership (our "Operating Partnership") shall issue Series C Subordinated Convertible Units ("Series C Units") to our Sponsor equal to the dollar amount of such funding divided by the then-current offering price (initially $9.30 per share and currently at $10.00 per share) for the Class Y shares and Class Z shares sold in the Public Offering. The Series C Units shall initially have no distribution, voting or other rights to participate in our Operating Partnership unless and until such Series C Units are converted into Class A Units of our Operating Partnership. The Series C Units shall automatically convert into Class A Units on a one-to-one basis upon our disclosure of an estimated net asset value per share equal to at least $10.00 per share for each of the Class A, Class P, Class T, Class W, Class Y, and Class Z shares calculated net of the value of Series C Units to be converted. Such conversion is limited such that the dilution caused by the conversion may not reduce the diluted estimated net asset value below $10.00 per share. No Series C Units were converted to Class A Units as a result of the Estimated Per Share NAV (as defined below) being declared.

On November 1, 2023, the Company's board of directors declared to holders of record of Class A shares, Class T shares and Class W shares, respectively, as of November 15, 2023 (a) a one-time stock dividend of 0.11075 Class A shares per Class A share outstanding, (b) a one-time stock dividend of 0.07526 Class T shares per Class T share outstanding, and (c) a one-time stock dividend of 0.01075 Class W shares per Class W share outstanding. These stock dividends were issued to provide such stockholders who purchased Class A shares, Class T shares, or Class W shares in the Public Offering the same number of shares of the applicable class as they would have received if they purchased their shares at a price of $9.30 per share, the offering price of Class Y shares and Class Z shares in the Public Offering. All per share amounts presented herein have been retroactively adjusted to reflect the impact of the one-time stock dividend.

On August 7, 2024, our board of directors, upon recommendation of our nominating and corporate governance committee, approved an estimated value per share ("Estimated Per Share NAV") of $10.00 for our Class A shares, Class P shares, Class T shares, Class W shares, Class Y shares, and Class Z shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2024. No Series C Units were converted to Class A Units as a result of this Estimated Per Share NAV being declared.

Prior to the termination of the primary portion of our Private Offering, approximately 10.6 million shares of Class P common stock were sold for gross offering proceeds of approximately $100.7 million. As of December 31, 2024, approximately 2.9 million Class A shares, approximately 4.8 million Class T shares, approximately 0.7 million Class W shares, approximately 4.0 million Class Y shares and approximately 0.3 million Class Z shares had been sold in the Primary Offering for gross offering proceeds of approximately $30.3 million, approximately $48.1 million, approximately $6.2 million, approximately $38.0 million and approximately $3.3 million, respectively. Through our distribution reinvestment plan, we have issued approximately 0.9 million Class P shares, approximately 0.2 million Class A shares, approximately 0.2 million Class T shares, approximately 35,600 Class W shares, approximately 63,200 Class Y shares and approximately 3,200 Class Z shares for gross proceeds of approximately $13.0 million.

We have invested the net proceeds from our Private Offering and Public Offering primarily in self storage facilities consisting of both income-producing and growth properties located in the United States and Canada. As of December 31, 2024, we owned 24 operating self storage properties located in seven states (Arizona, Delaware, Florida, Nevada, Oregon, Pennsylvania and Washington) and three Canadian provinces (Alberta, British Columbia and Ontario) and two development properties in Florida and Ontario. For more information, see Note 3 - Real Estate Facilities.

As of December 31, 2024, we owned 50% equity interests in five unconsolidated real estate ventures in two Canadian provinces (Ontario and Quebec). Our unconsolidated real estate ventures consist of one operating self storage property and four parcels of land that are intended to be developed into self storage facilities, with subsidiaries of SmartCentres Real Estate Investment Trust ("SmartCentres") owning the other 50% of such entities. For more information, see Note 4 - Investment in Unconsolidated Real Estate Ventures.

Our Operating Partnership was formed on October 15, 2020. On January 15, 2021, SmartStop Storage Advisors, LLC ("SSA"), an affiliate of our Advisor, purchased a limited partnership interest in our Operating Partnership for $1,000 and we contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest. On February 26, 2021, in connection with entering into the Private Offering Advisory Agreement, SSA made an additional $1,000 investment in our Operating Partnership in exchange for additional limited partnership interests and a special limited partnership interest.

On March 10, 2021, SmartStop OP, L.P. ("SmartStop OP"), an affiliate of our Sponsor and the operating partnership of SmartStop, contributed $5.0 million to our Operating Partnership, in exchange for 549,451 units of limited partnership interest in our Operating Partnership (the "OP Investment"). The OP Investment was made net of sales commissions and dealer manager fees, but without giving effect to the early investor discounts available to purchasers of shares in the Private Offering. At the effective time of the OP Investment, SmartStop OP was admitted as a limited partner to our Operating Partnership. As of December 31, 2024, we owned approximately 98% of the common units of limited partnership interest of our Operating Partnership. The remaining approximately 2% of the common units are owned by SmartStop OP.

On January 30, 2023, we, our Operating Partnership, and an affiliate of our Sponsor (the "Preferred Investor") entered into a Series A Cumulative Redeemable Preferred Unit Purchase Agreement (the "Preferred Unit Purchase Agreement") pursuant to which our Operating Partnership issued and sold to the Preferred Investor, and the Preferred Investor purchased 600,000 Series A Cumulative Redeemable Preferred Units of Limited Partnership Interest (the "Preferred Units") at a liquidation preference of $25.00 per unit (the "Liquidation Amount") in consideration for the Preferred Investor making a capital contribution to our Operating Partnership in an amount of $15 million (the "Preferred Investment"). On May 2, 2023, we redeemed the full amount of Series A Preferred Units for an amount equal to $15 million plus the accrued and unpaid distributions. See Note 7 – Preferred Equity.

On May 1, 2023 (the "Commitment Date"), we entered into a preferred stock purchase agreement (the "Series B Purchase Agreement") with Extra Space Storage LP (the "Investor"), a subsidiary of Extra Space Storage Inc. (NYSE: EXR), pursuant to which the Investor committed to purchase $150 million in preferred shares (the aggregate shares to be purchased, the "Preferred Shares") of our new Series B Convertible Preferred Stock (the "Series B Convertible Preferred Stock"). The closing (the " Closing") in the amount of $150 million occurred on the Commitment Date and we incurred approximately $1.4 million in issuance costs related to the Series B Convertible Preferred Stock. See Note 7 - Preferred Equity.

Our Operating Partnership will own, directly or indirectly through one or more special purpose entities, all of the self storage properties that we acquire. We will conduct certain activities through our taxable REIT subsidiary, Strategic Storage TRS VI, Inc., a Delaware corporation (the "TRS") which was formed on October 16, 2020 and is a wholly owned subsidiary of our Operating Partnership.

Our Property Manager, a Delaware limited liability company, was formed on October 7, 2020 to manage our properties. Our Property Manager will derive substantially all of its income from the property management services it performs for us. Our Property Manager may enter into sub-property management agreements with third party management companies and pay part of its management fee to such sub-property manager. See Note 9 – Related Party Transactions – Property Management Agreement.

Our dealer manager is Pacific Oak Capital Markets, LLC, a Delaware limited liability company (our "Dealer Manager"). On February 26, 2021, we entered into a dealer manager agreement with our Dealer Manager (the "Private Offering Dealer Manager Agreement"), pursuant to which our Dealer Manager was responsible for marketing our shares being offered pursuant to the Private Offering. In connection with our Public Offering, we entered into a dealer manager agreement with our Dealer Manager, pursuant to which our Dealer Manager is responsible for marketing our shares being offered pursuant to our Primary Offering (as amended, the "Dealer Manager Agreement"). An affiliate of our Dealer Manager increased its ownership interest from 10% to a 17.5% non-voting economic interest in our Advisor.

As we accept subscriptions for shares of our common stock, we transfer all of the net offering proceeds to our Operating Partnership as capital contributions in exchange for additional units of interest in our Operating Partnership. However, we will be deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership will be deemed to have simultaneously paid the sales commissions and other costs associated with the offerings. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions made to holders of common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common

stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in the limited partnership agreement of our Operating Partnership, which was amended and restated in connection with the Public Offering (the "Operating Partnership Agreement"). SSA and SmartStop OP are prohibited from exchanging or otherwise transferring units representing $202,000 of the limited partnership units acquired in their initial investments in our Operating Partnership so long as our Advisor is acting as our Advisor pursuant to our Advisory Agreement.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and the rules and regulations of the SEC.

Principles of Consolidation

Our financial statements, and the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, are consolidated in the accompanying consolidated financial statements. The portion of these entities not wholly-owned by us is presented as noncontrolling interests. All intercompany accounts and transactions have been eliminated in consolidation. Please see consolidation considerations section below.

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE's most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest.

Our Operating Partnership is deemed to be a VIE and is consolidated by the Company as the primary beneficiary. Our sole significant asset is our investment in our Operating Partnership; as a result, substantially all of our assets and liabilities represent those assets and liabilities of our Operating Partnership and its wholly-owned subsidiaries.

As of December 31, 2024, we had not entered into any other contracts/interests that would be deemed to be variable interests in VIEs other than our joint ventures with SmartCentres, which are accounted for under the equity method of accounting. Please see Note 4 - Investments in Unconsolidated Real Estate Ventures. Other than the entities noted above, we do not currently have any material relationships with unconsolidated entities or financial partnerships.

Equity Investments

Under the equity method, our investments are stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings will generally be recognized based on our ownership interest in the earnings of each of the unconsolidated investments.

Noncontrolling Interest in Consolidated Entities

We account for the noncontrolling interest in our Operating Partnership in accordance with the related accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partner, our Operating Partnership, including its wholly-owned subsidiary, was consolidated with the Company, and the limited partner interest is reflected as a noncontrolling interest in the accompanying consolidated balance sheets. The noncontrolling interest shall be attributed its share of income and losses, even if that attribution results in a deficit noncontrolling interest balance.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management will adjust such estimates when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates made include the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at relative fair value, the evaluation of potential impairment of long-lived assets, and the estimated useful lives of real estate assets and intangibles.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

We may maintain cash and cash equivalents in financial institutions in excess of insured limits. In an effort to mitigate this risk, we only invest in or through major financial institutions.

Restricted Cash

Restricted cash consists primarily of impound reserve accounts for interest and property taxes in connection with the requirements of certain of our loan agreements.

Real Estate Purchase Price Allocation

We account for asset acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs, as of the acquisition date.

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts. We also consider whether in-place, market leases represent an intangible asset. We recorded approximately $0 and $4.5 million in intangible assets to recognize the value of in-place leases related to our acquisitions during the years ended December 31, 2024 and 2023, respectively. We do not expect, nor to date have we recorded, intangible assets for the value of customer relationships because we expect we will not have concentrations of significant customers and the average customer turnover will be fairly frequent.

Allocation of purchase price to acquisitions of facilities are allocated to the individual facilities based upon an income approach or a discounted cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

Acquisitions that do not meet the definition of a business, as defined under current GAAP, are accounted for as asset acquisitions. During the year ended December 31, 2024 there were no property acquisitions. During the year ended December 31, 2023 our acquisitions did not meet the definition of a business because substantially all of the fair value was concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets) or because the acquisition did not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. As a result, once an acquisition is deemed probable, transaction costs are capitalized rather than expensed. During the years ended December 31, 2024 and 2023, our acquisitions did not meet the definition of a business, and we capitalized approximately $0 and $9.2 million, respectively, of acquisition-related transaction costs.

During the years ended December 31, 2024, 2023 and 2022, we expensed approximately $0.8 million, $1.6 million and $1.4 million, respectively, of acquisition-related transaction costs that did not meet our capitalization policy.

Evaluation of Possible Impairment of Long-Lived Assets

Management monitors events and changes in circumstances that could indicate that the carrying amounts of our long-lived assets, including those held through joint ventures, may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the

assets by determining whether the carrying value of the long-lived assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived assets to the fair value and recognize an impairment loss. For the years ended December 31, 2024, 2023 and 2022, no impairment losses were recognized.

Advertising Costs

Advertising costs are included in property operating expenses and general and administrative expenses, depending on the nature of the expense, in the accompanying consolidated statements of operations. These costs are expensed in the period in which the cost is incurred. The Company incurred advertising costs of approximately $2.3 million, $2.3 million and $0.7 million for the years ended December 31, 2024, 2023 and 2022 respectively.

Revenue Recognition

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term operating leases will be recognized on a straight-line basis over the term of the lease. The excess of rents received over amounts contractually due pursuant to the underlying leases will be included in accounts payable and accrued liabilities in our consolidated balance sheet and contractually due but unpaid rent will be included in other assets. Additionally, we earn ancillary revenue by selling various moving and packing supplies such as locks and boxes. We recognize such revenue in the Ancillary operating revenue line within our consolidated statements of operations as the services are performed and as the goods are delivered.

Sponsor Funding Agreement

On November 1, 2023, the Company entered into a sponsor funding agreement (the "Sponsor Funding Agreement") by and among the Company, our Operating Partnership and our Sponsor pursuant to which the Sponsor has agreed to fund the payment of (i) the upfront 3% sales commission for the sale of Class Y shares, (ii) the upfront 3% dealer manager fee for the Class Y shares, and (iii) the estimated 1% organization and offering expenses for the sale of Class Y shares and Class Z shares. In addition, the Sponsor reimbursed the Company in cash to cover the dilution from the one-time stock dividend described below. The Sponsor Funding Agreement will terminate immediately upon the date that the Company ceases to offer Class Y shares and Class Z shares in the Public Offering.

In consideration for the Sponsor providing the funding for the front-end sales load described above and the cash to cover the dilution from the stock dividend, the Operating Partnership will issue a number of Series C Units to the Sponsor equal to the dollar amount of such funding divided by the then-current offering price (initially $9.30 per share and currently at $10.00 per share) for the Class Y shares and Class Z shares sold in the Public Offering. Pursuant to the Sponsor Funding Agreement, the Sponsor shall reimburse the Company monthly within 30 days after the end of each calendar month for the applicable front-end sales load it agreed to fund, and the Operating Partnership shall issue the Series C Units on a monthly basis, effective as of the respective funding date. The Series C Units convert into Class A Units of our Operating Partnership if the estimated net asset value equal to at least $10.00 per share. Such conversion is limited such that the dilution caused by the conversion may not reduce the diluted estimated net asset value below $10.00 per share. On August 7, 2024, we declared an Estimated Per Share NAV of $10.00 calculated as of March 31, 2024. No Series C Units were converted to Class A Units as a result of this Estimated Per Share NAV being declared.

The amount by which the funding received exceeds the fair value of the Series C Units is accounted for as a consideration received from a vendor and is therefore recorded as a reduction to the price of the services provided. Each payment is initially included in the Accounts payable and accrued liabilities in the accompanying consolidated balance sheets and subsequently recorded as a reduction of Property operating expenses - affiliates ratably over the remaining estimated life of our management contracts with SmartStop. Below is a summary of the portion of sponsor funding received which exceeds the fair value of the Series C Units issued:

Balance at December 31, 2022	$	—
Total consideration received		3,410,222
Reduction of Property operating expense - affiliates		(37,536)
Balance at December 31, 2023	**$**	**3,372,686**
Total consideration received		1,215,984
Reduction of Property operating expense - affiliates		(811,566)
Balance at December 31, 2024	**$**	**3,777,104**

Allowance for Doubtful Accounts

Tenant accounts receivable is reported net of an allowance for doubtful accounts. Management records a general reserve estimate based upon a review of the current status of tenant accounts receivable. It is reasonably possible that management's estimate of the allowance will change in the future. As of December 31, 2024 and 2023, approximately $55,000 and $25,000, respectively, were recorded to allowance for doubtful accounts, and are included within other assets in the accompanying consolidated balance sheets.

Real Estate Facilities

Real estate facilities are recorded based on relative fair value as of the date of acquisition. We capitalize costs incurred to develop, construct, renovate and improve properties, including interest and property taxes incurred during the construction period. The construction period begins when expenditures for the real estate assets have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use.

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	35 years
Site Improvements	7-10 years

Depreciation of Personal Property Assets

Personal property assets consist primarily of furniture, fixtures and equipment and are depreciated on a straight-line basis over the estimated useful lives generally ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Foreign Currency Translation

For non-U.S. functional currency operations, assets and liabilities are translated to U.S. dollars at current exchange rates as of the reporting date. Revenues and expenses are translated at the average rate for the period. All adjustments related to amounts classified as long term net investments are recorded in accumulated other comprehensive income (loss) as a separate component of equity. Transactions denominated in a currency other than the functional currency of the related operations are recorded at rates of exchange in effect at the date of the translation. Changes in investments not classified as long term are recorded in foreign currency adjustment in the accompanying Statements of Operations.

Intangible Assets

We have allocated a portion of our real estate purchase price to in-place leases. We are amortizing in-place leases on a straight-line basis over 18 months, the estimated average rental period for the leases. As of December 31, 2024 and 2023, the gross amounts allocated to in-place lease intangibles were approximately $9.5 million and $10.0 million, respectively, and accumulated amortization of in-place lease intangibles totaled approximately $9.5 million and $6.9 million, respectively.

Debt Issuance Costs

The net carrying value of costs incurred in connection with obtaining non revolving debt are presented on the consolidated balance sheets as a reduction of the related debt. Debt issuance costs are amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method. As of December 31, 2024 and 2023, accumulated amortization of debt issuance costs related to non revolving debt totaled approximately $1.1 million and $0.8 million, respectively. For the years ended December 31, 2024, 2023 and 2022, we recorded amortization expense of approximately $1.3 million, $1.5 million and $1.1 million, respectively, in debt issuance cost.

Organizational and Offering Costs

Our Advisor may fund organization and offering costs on our behalf. We are required to reimburse our Advisor for such organization and offering costs; provided, however, our Advisor funded, and was not reimbursed for, 1.0% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses, which we recognized as a capital contribution from our Advisor. Our Advisor must reimburse us within 60 days after the end of the month in which the initial public offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 15% of the gross offering proceeds from the Primary Offering. If at any point in time we determine that the total organization and offering costs are expected to exceed 15% of the gross proceeds anticipated to be received from the Primary Offering, we will recognize such excess as a capital contribution from our Advisor. Offering costs are recorded as an offset to additional paid-in capital, and organization costs are recorded as an expense.

In connection with our Private Offering, our Dealer Manager received a sales commission of up to 6.0% of gross proceeds from sales in the Private Offering and a dealer manager fee equal to up to 3.0% of gross proceeds from sales in the Private Offering under the terms of the Private Offering Dealer Manager Agreement.

In connection with our Primary Offering, our Dealer Manager will receive a sales commission of up to 6.0% of gross proceeds from sales of Class A shares and up to 3.0% of gross proceeds from the sales of Class T shares and Class Y shares in the Primary Offering and a dealer manager fee up to 3.0% of gross proceeds from sales of Class A shares, Class T shares and Class Y shares in the Primary Offering under the terms of the Dealer Manager Agreement. Our Dealer Manager does not receive an upfront sales commission or dealer manager fee from the sales of Class W shares or Class Z shares in the Primary Offering; however, we and/or our Sponsor will pay to our Dealer Manager dealer manager support in the amount of 1.5% of the gross offering proceeds of the Class W shares and Class Z shares sold in the Primary Offering for payment of wholesaler commissions and other wholesaler expenses associated with the sales of the Class W shares and Class Z shares. In addition, our Dealer Manager receives an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T shares and Class Y shares sold in the Primary Offering. Our Dealer Manager also receives an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W shares and Class Z shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares and Class Y shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, Class Y shares, Class W shares and Class Z shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) with respect to a particular Class T share and Class Y share, the third anniversary of the issuance of such share; and (iv) the date that such Class T share or Class Y share is redeemed or is no longer outstanding. We will cease paying the dealer manager servicing fee with respect to the Class W share and Class Z share sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, Class Y shares, Class W shares and Class Z shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan),which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) the end of the month in which the aggregate underwriting compensation paid in our Primary Offering with respect to Class W shares and Class Z shares, comprised of the dealer manager servicing fees and dealer manager support, equals 9.0% of the gross proceeds from the sale of Class W shares and Class Z shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering, and (iv) the date that such Class W share or Class Z share is redeemed or is no longer outstanding.

Our Dealer Manager enters into participating dealer agreements with certain other broker-dealers which authorize them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager will re-allow all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager will also receive reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses would have been considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in

connection with our Public Offering, may not exceed 3% of gross offering proceeds from sales in the Public Offering. We record a liability within Accounts Payable and Accrued Liabilities for the future estimated stockholder and dealer manager servicing fees and a reduction to additional paid-in capital at the time of sale of the Class T, Class Y, Class W and Class Z shares as an offering cost.

Redeemable Common Stock

We adopted a share redemption program that will enable stockholders to sell their shares to us in limited circumstances.

We record amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheets since the shares are redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under our share redemption program will be limited to the number of shares we could repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan. However, accounting guidance states that determinable amounts that can become redeemable but that are contingent on an event that is likely to occur (e.g., the passage of time) should be presented as redeemable when such amount is known. Therefore, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as redeemable common stock in our consolidated balance sheets.

In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of us to repurchase shares be classified as liabilities and reported at settlement value.

For the year ended December 31, 2024, we received redemption requests totaling approximately $2.2 million. Approximately $1.8 million was fulfilled in during the year ended December 31, 2024 and the remaining approximately $0.4 million was fulfilled in January 2025. For the year ended December 31, 2023, we received redemption requests totaling approximately $0.5 million. Approximately $0.4 million was fulfilled in during the year ended December 31, 2023 and the remaining approximately $0.1 million was included in accounts payable and accrued liabilities as of December 31, 2023, and fulfilled in January 2024. For the year ended December 31, 2022 we did not receive any redemption requests.

Preferred Equity in our Operating Partnership

We classified our Series A Cumulative Redeemable Preferred Units (as defined in Note 7 – Preferred Equity) on our consolidated balance sheets using the guidance in ASC 480-10-S99. The Series A Cumulative Redeemable Preferred Units were redeemable by our Operating Partnership, in whole or in part, at the option of our Operating Partnership on or after the second anniversary of its issuance. Additionally, the holder could elect to redeem if any of the following events outside our control occur: (i) change of control; (ii) a breach of protective provisions; (iii) upon the occurrence of monetary and other material defaults under secured property debt; and (iv) if we do not maintain our REIT status. As the shares were contingently redeemable, and under certain circumstances not solely within our control, we had classified our Series A Cumulative Redeemable Preferred Stock as temporary equity.

On May 2, 2023, the Preferred Investor waived the two year lock out clause on redemptions and the Operating Partnership redeemed all $15 million in Preferred Units and unpaid preferred distributions.

Preferred Equity

We classify our Series B Convertible Preferred Stock (as defined in Note 7 – Preferred Equity) on our consolidated balance sheets using the guidance in ASC 480-10-S99. The Series B Convertible Preferred Stock can be redeemed at our option on or after the third anniversary of its issuance. Additionally, the holder can elect to redeem if any of the following events outside our control occur: (i) change of control; (ii) a breach of protective provisions; (iii) upon the occurrence of monetary and other material defaults under secured property debt; and (iv) if we do not maintain our REIT status. As the shares are contingently redeemable, and under certain circumstances not solely within our control, we have classified our Series B Convertible Preferred Stock as temporary equity.

We have analyzed whether the conversion features in our Series B Convertible Preferred Stock should be bifurcated under the guidance in ASC 815-10 and have determined that bifurcation is not necessary.

Fair Value Measurements

The accounting standard for fair value measurements and disclosures defines fair value, establishes a framework for measuring fair value, and provides for expanded disclosure about fair value measurements. Fair value is defined by the

accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value we will use when measuring fair value:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;
- Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and
- Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity's own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we will utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment will be necessary to interpret Level 2 and 3 inputs in determining fair value of our financial and non- financial assets and liabilities. Accordingly, there can be no assurance that the fair values we will present will be indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related liabilities assumed related to our acquisition. The fair value of these assets and liabilities were determined as of the acquisition date using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets and liabilities as of the acquisition dates or assumed at the consolidation of the Operating Partnership were derived using Level 3 inputs.

The Series C Units (categorized within Level 3 of the fair value hierarchy) issued in connection with the Sponsor Funding Agreement are measured at fair value when issued. The fair value of these units were determined using a valuation model which considered the following key assumptions: our projected distribution rate, implied share price volatility, risk free interest rate, estimated net asset value and the estimated effective life of the Series C Units.

The carrying amounts of cash and cash equivalents, restricted cash, other assets, variable-rate debt, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates approximate fair value.

The table below summarizes our fixed rate notes payable at December 31, 2023, we had no fixed rate notes payable outstanding at December 31, 2024. The estimated fair value of financial instruments are subjective in nature and are dependent on a number of important assumptions, including discount rates and relevant comparable market information associated with each financial instrument. The fair value of our fixed and variable rate notes payable was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These assumptions are considered level 2 inputs within the fair value hierarchy. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. As of December 31, 2024 and 2023, we believe the fair value of our variable rate debt are reasonably estimated at their notional amounts as there have been minimal changes to the fixed spread portion of interest rates for similar loans observed in the market, and as the variable portion of our interest rates fluctuate with the associated market indices.

	December 31, 2024		December 31, 2023	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Fixed Rate Secured Debt	$ —	$ —	$ 4,600,000	$ 4,764,241

As of December 31, 2024 and 2023, we held interest rate cash flow hedges and foreign currency net investment hedges to hedge our interest rate and foreign currency exposure (See Notes 5 – Debt and 6 – Derivative Instruments). The valuation of these instruments were determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of the derivatives. The analyses reflect the contractual terms of the derivatives, including the period to maturity, and used observable market-based inputs, including interest rate curves, foreign exchange rates and implied volatilities as applicable. The fair value of the interest rate swaps and cap agreements were determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash payments. Our fair values of our net investment hedges are based primarily on the change in the spot rate at the end of the period as compared with the strike price at inception.

To comply with GAAP, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of derivative contracts for the effect of non-performance risk, we consider the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although we had determined that the majority of the inputs used to value our hedges were within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our hedges utilized Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. However, through December 31, 2024, we had assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our hedge positions and determined that the credit valuation adjustment was not significant to the overall valuation of our hedge. As a result, we determined that our hedge valuation in its entirety was classified in Level 2 of the fair value hierarchy.

The table below presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2024, aggregated by the level in the fair value hierarchy within which those measurements fall:

	Fair Value Measurements at Reporting Date Using		
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other assets - interest rate hedges	$ —	$ 3,219,413	$ —
Accounts payable and accrued liabilities - interest rate hedges	$ —	$ 2,448,275	$ —
Other assets - foreign currency hedge	$ —	$ 4,409,134	$ —

Derivative Instruments and Hedging Activities

We record all derivatives on our balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

For derivatives designated as hedges, the effective portion of changes in the fair value of the derivatives are reported in accumulated other comprehensive income (loss). The ineffective portion of the change in fair value of the derivatives is recognized directly in Derivative fair value adjustment, within our consolidated statements of operations. Amounts are reclassified out of other comprehensive (loss) income into earnings (loss) when the hedged net investment is either sold or substantially liquidated.

Interest rate derivatives not designated as hedges for GAAP are not speculative and are used to manage our exposure to interest rate movements and other identified risks but we have elected not to apply hedge accounting. Changes in the fair value of interest rate derivatives not designated in hedging relationships are recorded in derivative fair value adjustment, net of cash settlements, within our consolidated statements of operations.

Reclassification

As of December 31, 2023, we reclassified approximately $0.5 million from Other Assets to Investments in unconsolidated real estate ventures to conform to the current period presentation.

Income Taxes

We made an election to be taxed as a Real Estate Investment Trust ("REIT"), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with our taxable year ended December 31, 2021. To qualify as a REIT, we must continue to meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT's ordinary taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We filed an election to treat our TRS as a taxable REIT subsidiary. In general, the TRS performs additional services for our customers and generally engages in any real estate or non-real estate related business. The TRS is subject to corporate federal and state income tax. We account for deferred income taxes using the asset and liability method and recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Any increase or decrease in the deferred tax liability that results from a change in circumstances, and that causes a change in our judgment about expected future tax consequences of events, is included in the tax provision when such changes occur. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances, and that causes a change in our judgment about the realizability of the related deferred tax asset, is included in the tax provision when such changes occur.

As of December 31, 2024, and 2023, the Company had no recorded income tax expense / (benefit). The Company recorded a full valuation allowance against its deferred tax assets of approximately $6.7 million and $2.9 million for the year-ended December 31, 2024 and 2023, respectively.

The domestic and international components of loss before income taxes are presented for the years ended December 31, 2024, 2023, and 2022:

	For the year ended December 31,		
	2024	2023	2022
Domestic	$ (21,330,680)	$ (19,348,319)	$ (14,230,536)
Foreign	(14,247,387)	(13,589,746)	(149,547)
Loss before income taxes	$ (35,578,067)	$ (32,938,065)	$ (14,380,083)

Income tax expense (benefit) is reconciled to the hypothetical amounts computed at the U.S. federal statutory income tax rate for the years ended December 31, 2024, 2023, and 2022:

	December 31, 2024	Rate
Expected tax at statutory rate	(7,471,394)	21.0%
Non-taxable REIT (income) loss	4,452,671	-12.5%
Change in valuation allowance	3,857,555	-10.8%
Other	(838,832)	2.4%
Total provision	—	0.0%

	December 31, 2023	Rate
Expected tax at statutory rate	(6,916,994)	21.0%
Non-taxable REIT (income) loss	4,057,517	-12.3%
Change in valuation allowance	2,853,603	-8.7%
Other	5,874	0.0%
Total provision	—	0.0%

	December 31, 2022	Rate
Expected tax at statutory rate	(3,019,817)	21.0%
Non-taxable REIT (income) loss	3,052,613	-21.2%
Other	(32,796)	0.2%
Total provision	—	0.0%

The major sources of temporary differences that give rise to the deferred tax effects are shown below:

	December 31, 2024	December 31, 2023
Deferred tax asset:		
Canadian real estate and non-capital losses	$ 9,533,254	$ 2,853,603
Total deferred tax asset	9,533,254	2,853,603
Deferred tax liabilities:		
Canadian real estate	(2,822,096)	—
Total deferred tax liabilities	(2,822,096)	—
Valuation allowance	(6,711,158)	(2,853,603)
Net deferred tax liabilities	$ —	$ —

Uncertain tax positions may arise where tax laws may allow for alternative interpretations or where the timing of recognition of income is subject to judgment. Under ASC Topic 740, tax positions are evaluated for recognition using a more–likely–than–not threshold, and those tax positions requiring recognition are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties relating to uncertain tax positions will be recognized in income tax expense when incurred. As of December 31, 2024 and 2023, the Company had no uncertain tax positions. As of December 31, 2024 and 2023, the Company had no interest or penalties related to uncertain tax positions. Income taxes payable are classified within accounts payable and accrued liabilities in the consolidated balance sheets. The tax year 2021, 2022 and 2023 remains open to examination by the major taxing jurisdictions to which we are subject.

As of December 31, 2024, the gross foreign net operating losses are approximately $7.1 million. The foreign non-capital losses expire between 2042 and 2043.

Concentration

No single self storage customer represents a significant concentration of our revenues. For 2024, approximately 49%, 15%, and 12% of our rental income was concentrated in the Greater Toronto Area of Canada, Arizona and Florida, respectively. Our properties within the aforementioned geographic areas are dispersed therein, operating in multiple different regions and sub-markets.

Segment Reporting

Our business is composed of one reportable segment: self storage operations. For more information, Please see Note 8 - Segment Disclosures.

Per Share Data

Basic earnings per share attributable to our common stockholders for all periods presented are computed by dividing net income (loss) attributable to our common stockholders by the weighted average number of common shares outstanding during the period, excluding unvested restricted stock. Diluted earnings per share is computed by including the dilutive effect of the conversion of all potential common stock equivalents (which includes unvested restricted stock awards and Series B Convertible Preferred Stock) utilizing the treasury stock or if-converted method, as applicable. The dilutive effect of unvested restricted stock and Series B Convertible Preferred Stock was not included in the dilutive weighted average shares as such shares were antidilutive.

The following table presents the unconverted Series B Convertible Preferred Stock and unvested restricted stock awards, that were excluded from the computation of diluted earnings per share above as their effect would have been antidilutive for the respective periods, and was calculated using the treasury stock or if-converted method, as applicable:

	For the year ended December 31,		
	2024	2023	2022
	Equivalent Shares (if converted)	Equivalent Shares (if converted)	Equivalent Shares (if converted)
Series B Convertible Preferred Stock	13,636,364	13,636,364	—
Unvested restricted stock awards	8,832	9,375	7,500
	13,645,196	13,645,739	7,500

On November 1, 2023, the Company's board of directors declared to holders of record of Class A shares, Class T shares and Class W shares, respectively, as of November 15, 2023 a one-time stock dividend. All per share amounts presented herein have been retroactively adjusted to reflect the impact of the one-time stock dividend.

Recently Adopted Accounting Guidance

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280)." The guidance in ASU 2023-07 was issued to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 was adopted during the year ended December 31, 2024. Other than the required incremental disclosures, adoption did not have a material impact on our consolidated financial statements or related disclosures.

Recently Issued Accounting Guidance

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740)." The guidance in ASU 2023-09 was issued to provide investors with information to better assess how an entity's operations and related tax risks, tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The amendment becomes effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact upon adoption of the new standard on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, "Disaggregation of Income Statement Expenses (Topic 220)." The guidance in ASU 2024-03 was issued to provide investors with more disaggregated information about an entity's expenses. In January 2025, the FASB issued ASU 2025-01 for the sole purpose of clarifying the effective date of ASU 2024-03. The amendment becomes effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. We are currently evaluating the impact upon adoption of the new standard on our consolidated financial statements and related disclosures.

Note 3. Real Estate Facilities

The following summarizes the activity in real estate facilities during the years ended December 31, 2024 and 2023:

Real estate facilities	
Balance at December 31, 2022	$ 260,839,091
Facility acquisitions	248,841,711
Improvements and additions	2,395,408
Impact of foreign exchange rate changes	1,930,675
Balance at December 31, 2023	**514,006,885**
Improvements and additions	7,898,421
Impact of foreign exchange rate changes	(23,613,326)
Balance at December 31, 2024	**$ 498,291,980**
Accumulated depreciation	
Balance at December 31, 2022	$ (5,093,282)
Depreciation expense	(10,493,167)
Impact of foreign exchange rate changes	(73,888)
Balance at December 31, 2023	**(15,660,337)**
Depreciation expense	(12,680,596)
Impact of foreign exchange rate changes	695,763
Balance at December 31, 2024	**$ (27,645,170)**

There were no acquisitions during the year ended December 31, 2024.

The following table summarizes the purchase price allocations for our acquisitions during the year ended December 31, 2023:

Property	**Acquisition Date**	**Real Estate Assets**	**Intangibles**	**Total(1)(2)**	**2023 Revenue(3)**	**2023 Property Operating Income (loss)(3)(4)**
Edmonton – AB	01/31/23	$ 11,198,071	$ 140,100	$ 11,338,171	$ 467,252	$ 152,844
North York – ONT	01/31/23	$ 39,306,884	$ 543,186	$ 39,850,070	$ 1,201,156	$ 435,823
Bradenton land - FL (5)	02/16/23	$ 1,390,987	$ —	$ 1,390,987	$ —	$ —
Etobicoke land - ONT (6)	03/27/23	$ 1,749,931	$ —	$ 1,749,931	$ —	$ —
Vancouver – BC	05/04/23	$ 32,913,632	$ 224,040	$ 33,137,672	$ 321,012	$ (2,147)
Mississauga – ONT	06/19/23	$ 31,146,956	$ 1,016,426	$ 32,163,382	$ 949,796	$ 608,753
Mississauga II – ONT	06/19/23	$ 35,700,426	$ 227,843	$ 35,928,269	$ 313,550	$ (51,993)
Burlington II – ONT	06/19/23	$ 18,900,250	$ 314,063	$ 19,214,313	$ 331,164	$ 123,004
Toronto – ONT	06/19/23	$ 38,989,580	$ 987,462	$ 39,977,042	$ 939,812	$ 554,272
Hamilton – ONT	06/19/23	$ 9,268,382	$ 305,678	$ 9,574,060	$ 350,312	$ 158,907
Woodbridge – ONT	06/19/23	$ 28,276,612	$ 749,364	$ 29,025,976	$ 775,952	$ 461,873
		$ 248,841,711	**$ 4,508,162**	**$ 253,349,873**	**$ 5,650,006**	**$ 2,441,336**

(1) The amount shown is in USD based upon the foreign exchange rate as of the date of acquisition.
(2) The allocations noted above are based on a determination of the relative fair value of the total consideration provided and represent the amount paid for the transaction, including capitalized acquisition costs.
(3) The operating results of the facilities acquired above have been included in our consolidated statements of operations since their respective acquisition date.
(4) Property operating income (loss) excludes corporate general and administrative expenses, asset management fees, depreciation, amortization, and acquisition expenses.
(5) The Bradenton land is an undeveloped parcel of land adjacent to our property in Bradenton, Florida. We intend to expand our current self storage facility on the Bradenton land.
(6) The Etobicoke land is an undeveloped parcel of land in Etobicoke, Ontario Canada. We intend to develop the Etobicoke land into a self storage facility.

Note 4. Investments in Unconsolidated Real Estate Ventures

We have entered into various agreements with a subsidiary of SmartCentres, an unaffiliated third party, to acquire tracts of land, develop and operate self storage facilities.

We account for these investments using the equity method of accounting and they are stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings (loss) will generally be recognized based on our ownership interest in the earnings (loss) of each of the unconsolidated investments.

The Company's investments in unconsolidated real estate ventures are summarized as follows:

					Carrying Value of Investment	
	Location	Date Real Estate Venture Acquired Land	Date Real Estate Venture Became Operational	Equity Ownership %	December 31, 2024	December 31, 2023
Toronto [1]	Toronto, Ontario	April 2021	Under development	50%	$ 3,708,283	$ 4,446,804
Toronto II [1]	Toronto, Ontario	December 2021	Under development	50%	5,413,629	7,232,806
Dorval [1]	Dorval, Quebec	February 2023	Under development	50%	2,569,669	2,722,149
Hamilton [1]	Hamilton, Ontario	November 2023	October 2024	50%	2,459,972	3,124,954
Montreal	Montreal, Quebec	January 2024	Under development	50%	4,055,582	—
					$ 18,207,135	**$17,526,713**

(1) As of December 31, 2024, these four JV Properties were encumbered by first mortgages pursuant to the SmartCentres Financing (defined below).

Completed Acquisition

On January 9, 2024, our Operating Partnership (through its subsidiaries) and SmartCentres (through its subsidiaries) acquired an undeveloped tract of land located in Montreal, Quebec (the “Montreal Land”) from an unaffiliated third party. The Montreal Land is owned by a limited partnership in which we (through our subsidiaries) and SmartCentres (through its subsidiaries) are each a 50% limited partner and each have an equal ranking general partner. At closing, our Operating Partnership (through its subsidiaries) subscribed for 50% of the units of the limited partnership at an agreed upon subscription price of approximately CAD $4.5 million, representing a contribution equivalent to 50% of the purchase price of the Montreal Land. We expect that the limited partnership will develop the Montreal Land into a self storage facility (the “Montreal Property”).

SmartCentres Financing

On August 30, 2024, we and SmartCentres, through the Toronto, Toronto II, Dorval and Hamilton joint venture partnerships (the "JV Properties”), entered into a master mortgage commitment agreement (the “MMCA”) with SmartCentres Storage Finance LP (the “SmartCentres Lender”) (collectively, the “SmartCentres Financing”). The SmartCentres Lender is an affiliate of SmartCentres. The initial maximum amount available under the loan is CAD $95.5 million and contains an accordion feature such that borrowings may be increased to CAD $120.0 million, subject to certain conditions set forth in the MMCA. The proceeds of the SmartCentres Financing will be used to finance the development and construction of self storage facilities on the JV Properties. On September 3, 2024, the JV Properties drew approximately CAD $46.3 million on the SmartCentres Financing and distributed approximately CAD $21.8 million to each partner. As of December 31, 2024, approximately CAD $62.4 million was outstanding on the SmartCentres Financing.

The SmartCentres Financing is secured by first mortgages on each of the JV Properties. Interest on the SmartCentres Financing is a variable annual rate equal to the aggregate of: (i) the Adjusted Daily Compounded Canadian Overnight Repo Rate Average ("CORRA"), plus: (ii) an adjusted Daily Compounded CORRA adjustment of approximately 0.30%, plus (iii) a margin based on the External Credit Rating, plus (iv) a margin under the Senior Credit Facility, each as defined and described further in the MMCA. As of December 31, 2024, the total interest rate was approximately 6.67%.

The SmartCentres Financing matures on May 11, 2026, and may be extended annually as set forth in the MMCA. Monthly interest payments are initially capitalized on the outstanding principal balance. Upon a JV Property generating sufficient Net Cash Flow (as defined in the MMCA), the SmartCentres Financing provides for the commencement of quarterly payments of interest. The borrowings advanced pursuant to the SmartCentres Financing may be prepaid without penalty, subject to certain conditions set forth in the MMCA.

The SmartCentres Financing contains customary affirmative and negative covenants, agreements, representations, warranties and borrowing conditions (including a loan to value ratio of no greater than 70% with respect to each JV Property) and events of default, all as set forth in the MMCA. We serve as a full recourse guarantor with respect to 50% of the SmartCentres Financing.

Note 5. Debt

The Company's secured debt is summarized as follows:

Debt	December 31, 2024	December 31, 2023	Interest Rate	Maturity Date
Huntington Credit Facility[1]	$107,574,000	$107,574,000	6.94%	11/30/2027
Skymar Loan[2]	—	4,764,241	N/A	N/A
National Bank of Canada - Burlington Loan	10,445,935	11,823,653	5.87%	9/20/2025[3]
National Bank of Canada - Cambridge Loan	9,663,950	11,348,205	5.87%	12/20/2025[4]
National Bank of Canada - North York Loan	16,754,775	18,857,500	6.02%	1/31/2025[5]
Bank of Montreal Loan	15,044,513	16,311,738	6.12%	5/4/2025[6]
First National Loan	6,125,639	6,641,612	8.60%	6/1/2025[7]
National Bank of Canada - Ontario Loan	86,428,202	95,946,960	6.22%	6/15/2025[8]
SmartStop Bridge Loan	23,000,000	15,000,000	8.49%	12/31/2025
Debt issuance costs, net	(980,658)	(1,783,488)		
Total Debt	**$274,056,356**	**$286,484,421**		

(1) This variable rate loan encumbers 13 properties (Phoenix I, Las Vegas, Phoenix II, Surprise, Bradenton, Apopka, Vancouver WA, Portland, Newark, Levittown, Chandler, St. Johns and Oxford). We entered into interest rate swap agreement that fixes SOFR at 2.89% until the maturity of the loan.

(2) On August 1, 2024, the Skymar Loan was repaid and terminated in accordance with the loan agreement without fees or penalties.

(3) This variable rate loan encumbers our Burlington, ONT property and the amount shown above is in USD based on the foreign exchange rate in effect as of December 31, 2024 and 2023, respectively. We entered into an interest rate swap agreement that fixes CORRA at 4.02% until the maturity of the loan. On January 8, 2025, in connection with entering into the National Bank of Canada - Four Property Loan the National Bank of Canada - Burlington Loan was repaid and terminated in accordance with the loan agreement without fees or penalties. See Note 13 - Subsequent events.

(4) This variable rate loan encumbers our Cambridge, ONT property and the amount shown above is in USD based on the foreign exchange rate in effect as of December 31, 2024 and 2023, respectively. We entered into an interest rate swap agreement that fixes CORRA at 3.83% until the maturity of the loan. On January 8, 2025, in connection with entering into the National Bank of Canada - Four Property Loan, the National Bank of Canada - Cambridge Loan was repaid in full and terminated in accordance with the loan agreement without fees or penalties. See Note 13 - Subsequent events.

(5) This variable rate loan encumbers our North York, ONT property and the amount shown above is in USD based on the foreign exchange rate in effect as of December 31, 2024 and 2023, respectively. We entered into an interest rate swap agreement that fixes CORRA at 3.79% until the maturity of the loan. On January 8, 2025, in connection with entering into the National Bank of Canada - Four Property Loan, the National Bank of Canada - North York Loan was repaid in full and terminated in accordance with the loan agreement without fees or penalties. See Note 13 - Subsequent events.

(6) This variable rate loan encumbers our Vancouver, BC property and the amount shown above is in USD based on the foreign exchange rate in effect as of December 31, 2024 and 2023, respectively. We entered into an interest rate swap agreement that fixes CORRA at 4.47% until the maturity of the loan. On March 7, 2025, in connection entering into the QualReal - Seven Property Loan, the Bank of Montreal Loan was repaid and terminated in accordance with the loan agreement without fees or penalties. See Note 13 - Subsequent events.

(7) This variable rate loan encumbers our Edmonton, AB property and the amount shown above is in USD based on the foreign exchange rate in effect as of December 31, 2024 and 2023, respectively. On January 8, 2025, in connection

with entering into the National Bank of Canada - Four Property Loan, the First National Loan was repaid in full and terminated in accordance with the loan agreement without fees or penalties. See Note 13 - Subsequent events.

(8) This variable rate loan encumbers the six properties in our Ontario Portfolio and the amount shown above is in USD based on the foreign exchange rate in effect as of December 31, 2024 and 2023, respectively. We entered into an interest rate swap agreement that fixes CORRA at 4.73% until the maturity of the loan. On March 7, 2025, in connection entering into the QualReal - Seven Property Loan, the National Bank of Canada - Ontario Loan was repaid in full and terminated in accordance with the loan agreement without fees or penalties. See Note 13 - Subsequent events.

The weighted average interest rate on our consolidated debt, excluding the impact of our interest rate hedging activities, as of December 31, 2024 was approximately 6.70%.

Huntington Credit Facility

On November 30, 2021, we, through three special purpose entities (collectively, the “Initial Borrower”) wholly owned by our operating partnership, entered into a credit agreement (the “Credit Agreement”) with Huntington National Bank (“Huntington”), as administrative agent and sole lead arranger.

Under the terms of the Credit Agreement, the Initial Borrower had an initial maximum borrowing capacity of $50 million (the “Huntington Credit Facility”). However, certain financial requirements with respect to both the Initial Borrower and the “Pool” of “Mortgaged Properties” (as each term is defined in the Credit Agreement) must be satisfied prior to making any drawdowns on the Huntington Credit Facility in accordance with the Credit Agreement. At close, we borrowed approximately $22.4 million on the Huntington Credit Facility, secured by a first mortgage deed of trust on the Surprise, Phoenix and Phoenix II Properties. In conjunction with the initial draw on the Huntington Credit Facility, a prior loan with Huntington was repaid and terminated in accordance with the related loan agreement without any fees or penalties. On December 30, 2021, in conjunction with the acquisitions of the Bradenton Property and Apopka Property, we borrowed an additional approximately $14.7 million pursuant to the Huntington Credit Facility and the Bradenton and Apopka Properties were added as security. On April 26, 2022, the Vancouver Property was added as security to the Huntington Credit Facility and we borrowed approximately $12.9 million.

On May 17, 2022, we entered into an amendment and joinder to amend the Huntington Credit Facility (the “Second Amendment”). Under the terms of the Second Amendment, we increased our borrowing capacity by $50 million for a total borrowing capacity of $100 million. In conjunction with the increase of the maximum borrowing capacity we drew approximately $14.5 million on the Huntington Credit Facility to acquire the Chandler Property and the property was added as security. On May 26, 2022, we borrowed approximately $30.6 million on the Huntington Credit Facility, secured by a first mortgage deed of trust on the Levittown, Newark and Portland Properties. In conjunction with the May 26, 2022 draw on the Huntington Credit Facility, a bridge loan with Huntington was repaid and terminated in accordance with the related loan agreement without any fees or penalties.

On April 13, 2023, we entered into an amendment and joinder to the Huntington Credit Facility to: (i) increase the borrowing capacity up to approximately $107.6 million; (ii) extend the maturity date by one-year until November 30, 2025; (iii) add two additional special purpose entities as borrowers under the Huntington Credit Facility (the “Additional Borrowers” and together with the Initial Borrower, the “Borrower”); and (iv) modify certain other covenants. In connection with such amendment and joinder, we, through the Additional Borrowers, added the St. Johns and Oxford properties owned by the Additional Borrowers to the Huntington Credit Facility and drew approximately $12.5 million.

On April 13, 2023, in conjunction with the amendment to the Huntington Credit Facility, we entered into two interest rate swap agreements with a notional amount of $38.0 million and $22.0 million, respectively, whereby Secured Overnight Financing Rate ("SOFR") was fixed at 4.01% through the maturity of the Huntington Credit Facility. On April 13, 2023, we entered into an interest rate cap agreement with a notional amount of $47.6 million, whereby SOFR was capped at 2.6% through the maturity of the Huntington Credit Facility. On September 28, 2023, we terminated the interest rate cap agreement entered on April 13, 2023 and entered into a new interest rate cap agreement with a notional amount of $47.6 million, whereby SOFR is capped at 1.1% through the maturity of the Huntington Credit Facility. On March 28, 2024, we terminated the SOFR Huntington Credit Facility swap entered on April 13, 2023 and entered into two new interest rate swap agreements with the same notional amounts of $38.0 million and $22.0 million, respectively, whereby SOFR was swapped at 2.92% through the maturity of the Huntington Credit Facility. On September 25, 2024, we terminated the SOFR Huntington Credit Facility swap entered on March 28, 2024 and entered into two new interest rate swap agreements with the same notional

amounts of $38.0 million and $22.0 million, respectively, whereby SOFR is swapped at 0.50% through the maturity of the Huntington Credit Facility.

On November 15, 2024, we amended the Huntington Credit Facility to: (i) extend the maturity date by two-years until November 30, 2027, (ii) add one additional special purpose entity as a borrower under the loan (the “Further Additional Borrower”), and (iii) modify certain other covenants (the “Huntington Amendment”). In connection with the Huntington Amendment: (i) we increased our recourse guaranty in favor of Huntington under the Huntington Credit Facility from 25% to 50% and (ii) the property owned by the Further Additional Borrower was added as security to the Huntington Credit Facility. On November 15, 2024, in conjunction with the Huntington Amendment, we terminated certain interest rate swap agreements and an interest rate cap agreement previously entered into in connection with the Huntington Credit Facility and entered into a new interest rate swap agreement with a notional amount of approximately $107.6 million, whereby the SOFR is swapped at 2.89% through November 30, 2027, which fixes the all-in interest rate under the Huntington Credit Facility at 5.50%.

The Huntington Credit Facility is a term loan that has a maturity date of November 30, 2027. Payments due under the Huntington Credit Facility are interest-only during the initial term of the loan.

The amounts outstanding under the Huntington Credit Facility bear interest at a variable rate equal to the 1 month Term SOFR plus 2.61%, adjusted monthly, with a floor of 3.25%. As of December 31, 2024, the interest rate excluding the impact of our interest rate hedging activities on the Huntington Credit Facility was 6.94%. The loan may be prepaid in whole or in part, without penalty or premium, at any time, subject to certain conditions as set forth in the Credit Agreement.

The Credit Agreement contains certain customary representations and warranties, affirmative, negative and financial covenants, borrowing conditions, and events of default. We serve as a limited recourse guarantor with respect to the Huntington Credit Facility. In particular, the financial covenants include a minimum debt service coverage ratio and minimum net worth and liquid assets requirements applicable to us and our Operating Partnership as guarantors. As of December 31, 2024, we were in compliance with all such covenants.

On March 4, 2025, in connection with entering into the Skymar — Vancouver Loan, we partially repaid the Huntington Credit Facility by approximately $13.0 million and released the Vancouver, WA property in accordance with the release provisions of the loan agreement.

On March 4, 2025, in connection with the release of the Vancouver, WA property, we amended the SOFR interest rate swap agreement entered on November 15, 2024 to change the notional amount to approximately $87.1 million.

On March 18, 2025, in connection with entering into the Skymar — Bradenton Loan, we partially repaid the Huntington Credit Facility by approximately $9.1 million and released the Bradenton property in accordance with the release provisions of the loan agreement.

Skymar Loan

On July 8, 2021, we, through a wholly-owned special purposes entity, entered into a $4.8 million financing with Skymar Capital Corporation (“Skymar”) as lender pursuant to a mortgage loan (the “Skymar Loan”). The Skymar Loan is secured by a first mortgage deed of trust on the Las Vegas property. The loan had a maturity date of August 1, 2024. Monthly payments due under the loan agreement (the “Skymar Loan Agreement”) were interest-only for the first two years, with principal and interest payments thereafter.

The amount outstanding under the Skymar Loan bore interest at an annual fixed rate equal to 4.125%. The loan may be prepaid in whole, but not in part, at any time, subject to certain conditions as set forth in the Skymar Loan Agreement. The loan documents contain: agreements; representations; warranties and borrowing conditions; reserve requirements and events of default all as set forth in such loan documents. In addition, and pursuant to the terms of the limited recourse guaranty, we served as a non-recourse guarantor with respect to the Skymar Loan.

On August 1, 2024, the Skymar Loan was repaid and terminated in accordance with the loan agreement without fees or penalties.

Loans from SmartStop OP, L.P.

SmartStop Delayed Draw Mezzanine Loan

On December 30, 2021, we, through a wholly-owned subsidiary of our Operating Partnership, entered into a mezzanine loan agreement (the “SmartStop Delayed Draw Mezzanine Loan Agreement”) with SmartStop OP, an affiliate of our sponsor, for up to $45 million (the “SmartStop Delayed Draw Mezzanine Loan”).

On December 20, 2022, we amended the SmartStop Delayed Draw Mezzanine Loan Agreement (the “Mezzanine Loan Amendment”) to increase the maximum principal amount of the loan from $45.0 million to $55.0 million. The Amendment also extended the loan maturity date for an additional year, through December 30, 2023, converted the interest rate index from LIBOR to Daily Simple SOFR, and adjusted the contractual interest rate to remain at Daily Simple SOFR plus 3% during the extension period.

In May 2023, we repaid the $50 million outstanding balance on the SmartStop Delayed Draw Mezzanine Loan with all accrued interest and terminated the loan in accordance with the terms of the loan agreement.

SmartStop Bridge Loan

On June 15, 2023, in connection with the acquisition of the Ontario Portfolio, we, through a wholly-owned subsidiary of our Operating Partnership (the “Bridge Loan Borrower”), entered into a bridge loan agreement (the “SmartStop Bridge Loan Agreement”) with SmartStop OP for $15.0 million (the “SmartStop Bridge Loan”). The SmartStop Bridge Loan required a commitment fee equal to 1.0% of the amount drawn at closing. The obligations of the Bridge Loan Borrower under the SmartStop Bridge Loan Agreement are unsecured. The proceeds of the SmartStop Bridge Loan were used to partially fund the acquisition of the Ontario Portfolio.

Pursuant to the SmartStop Bridge Loan Agreement, the amounts outstanding under the SmartStop Bridge Loan bear a floating rate equal to SOFR plus 3.00%. On December 8, 2023, we exercised the option to extend the maturity date for an additional year, through December 31, 2024. On January 1, 2024, the interest rate increased to SOFR plus 4.00%.

On June 28, 2024, we amended the SmartStop Bridge Loan (the "SmartStop Bridge Loan Amendment") to (i) increase the maximum borrowing capacity of the loan from $15.0 million to $25.0 million; and (ii) extend the maturity date by one-year until December 31, 2025. On July 29, 2024, we drew $8.0 million pursuant to the SmartStop Bridge Loan. As of December 31, 2024, we had $2.0 million of available capacity on the SmartStop Bridge Loan.

As of December 31, 2024, the interest rate on the SmartStop Bridge Loan was 8.49%. Payments under the SmartStop Bridge Loan are interest-only and payable monthly. The SmartStop Bridge Loan may be prepaid either in whole or in part, at any time, without penalty or premium.

The SmartStop Bridge Loan contains customary affirmative and negative covenants, agreements, representations, warranties and borrowing conditions, and events of default.

National Bank of Canada - Burlington Loan

On September 20, 2022, in connection with the acquisition of the property in Burlington, Ontario (the “Burlington Property”), we, through a special purpose entity formed to acquire and hold the Burlington Property, entered into a term loan with National Bank of Canada (the “National Bank of Canada - Burlington Loan”) for CAD $16.5 million, which was secured by a deed of trust on the Burlington Property. Under the terms of the loan agreement (the “National Bank of Canada Burlington Loan Agreement”) the interest rate was equal to the one month Canadian Dollar Offered Rate ("CDOR"), plus 2.25%. In addition, we entered into an interest rate swap agreement with a notional amount of CAD $16.5 million, whereby the CDOR was fixed at 4.02% through the maturity of the loan. The National Bank of Canada - Burlington Loan had a maturity date of September 20, 2025, and monthly payments were principal and interest, calculated using 25 year amortization. In addition, we served as a full recourse guarantor with respect to the National Bank of Canada - Burlington Loan.

On May 22, 2024, we amended the National Bank of Canada - Burlington Loan to reflect a transition from CDOR to CORRA. On June 27, 2024, the loan and the interest rate swap converted to CORRA. Borrowings under the National Bank

of Canada - Burlington Loan were subject to interest at the CORRA rate, plus a CORRA adjustment of approximately 0.30%, plus a spread of 2.25%.

On January 8, 2025, in connection with entering into the National Bank of Canada — Four Property Loan, the National Bank of Canada — Burlington Loan was repaid in full and terminated without fees or penalties. See Note 13 - Subsequent events.

National Bank of Canada - Cambridge Loan

On December 20, 2022, in connection with the acquisition of the property in Cambridge, Ontario (the "Cambridge Property"), we, through a special purpose entity formed to acquire and hold the Cambridge Property, entered into a term loan with National Bank of Canada (the "National Bank of Canada - Cambridge Loan") for CAD $15.5 million, which was secured by a deed of trust on the Cambridge Property. Under the terms of the loan agreement (the "National Bank of Canada Cambridge Loan Agreement") the interest rate was equal to the one month Canadian Dollar Offered Rate ("CDOR"), plus 2.25%. In addition, we entered into an interest rate swap agreement with a notional amount of CAD $15.5 million, whereby the CDOR was fixed at 3.83% through the maturity of the loan. The National Bank of Canada - Cambridge Loan had a maturity date of December 20, 2025, and monthly payments were interest-only for the first four quarters, payable monthly and payments of principal and interest, calculated using 25 year amortization, were due monthly after. In addition, we served as a full recourse guarantor with respect to the National Bank of Canada - Cambridge Loan.

On May 22, 2024, we amended the National Bank of Canada - Cambridge Loan to reflect a transition from CDOR to CORRA. On May 31, 2024, the loan and the interest rate swap converted to CORRA. Borrowings under the National Bank of Canada - Cambridge Loan were subject to interest at the CORRA rate, plus a CORRA adjustment of approximately 0.30%, plus a spread of 2.25%.

On January 8, 2025, in connection with entering into the National Bank of Canada — Four Property Loan, the National Bank of Canada — Cambridge Loan was repaid in full and terminated without fees or penalties. See Note 13 - Subsequent events.

National Bank of Canada – North York Loan

On January 31, 2023, in connection with the acquisition of the property in North York, Ontario (the "North York Property"), we, through a special purpose entity formed to acquire and hold the North York Property, entered into a term loan with National Bank of Canada (the "National Bank of Canada - North York Loan") for CAD $25.0 million, which was secured by a deed of trust on the North York Property. Under the terms of the loan agreement (the "National Bank of Canada North York Loan Agreement") the interest rate was equal to the one month CDOR, plus 2.40%. In addition, we entered into an interest rate swap agreement with a notional amount of CAD $25.0 million, whereby the CDOR was fixed at 3.79% through the maturity of the loan. The National Bank of Canada - North York Loan also had a maturity date of January 31, 2025. The National Bank of Canada - North York Loan was interest-only for the first year, payable monthly, and payments of principal and interest, calculated using a 25 year amortization, were due monthly after. In addition, we served as a full recourse guarantor with respect to the National Bank of Canada - North York Loan.

On May 22, 2024, we amended the National Bank of Canada - North York Loan to reflect a transition from CDOR to CORRA. On June 3, 2024, the loan and the interest rate swap converted to CORRA. Borrowings under the National Bank of Canada - North York Loan were subject to interest at the CORRA rate, plus a CORRA adjustment of approximately 0.30%, plus a spread of 2.40%.

On January 8, 2025, in connection with entering into the National Bank of Canada — Four Property Loan, the National Bank of Canada — North York Loan was repaid in full and terminated without fees or penalties. See Note 13 - Subsequent events.

Bank of Montreal Loan

On May 4, 2023, in connection with the acquisition of the Vancouver, BC Property, we, through a special purpose entity formed to acquire and hold the Vancouver, BC Property, entered into a term loan with Bank of Montreal (the "Bank of Montreal Loan") for approximately CAD $21.6 million, which was secured by a deed of trust on the Vancouver, BC

Property. Under the terms of the loan agreement (the "Bank of Montreal Loan Agreement") the interest rate was equal to the one-month CDOR, plus 2.50%. In addition, we entered into an interest rate swap agreement with a notional amount of approximately CAD $21.6 million, whereby the CDOR was fixed at 4.47% through the maturity of the loan. The Bank of Montreal Loan also had an initial term of two years, maturing on May 4, 2025 with a one year extension option. The Bank of Montreal Loan was interest-only over the initial term of the loan.

On May 24, 2024, we amended the Bank of Montreal Loan to reflect a transition from CDOR to CORRA. On July 4, 2024, the loan and the interest rate swap converted to CORRA. Borrowings under the Bank of Montreal Loan were subject to interest at the CORRA rate, plus a CORRA adjustment of approximately 0.30%, plus a spread of 2.50%.

On March 7, 2025, in connection with entering into the QualReal — Seven Property Loan, the Bank of Montreal Loan was repaid in full and terminated without fees or penalties. See Note 13 - Subsequent events.

First National Loan

On May 19, 2023, we, through a wholly-owned subsidiary of our Operating Partnership, entered into a term loan with First National Financial LP (the "First National Loan") for approximately CAD $8.8 million. The First National Loan was secured by a deed of trust on the Edmonton Property.

Pursuant to the terms of the loan agreement for the First National Loan (the "First National Loan Agreement"), the amounts outstanding under the First National Loan bore a floating rate equal to the Royal Bank of Canada Prime Rate, plus 1.90%. As of December 31, 2024, the interest rate on the First National Loan was approximately 8.60%. The First National Loan had an initial term of two years maturing on June 1, 2025. Payments under the First National Loan were interest-only and payable monthly.

The loan may be prepaid in whole, but not in part, at any time, subject to certain conditions as set forth in the First National Loan Agreement. Pursuant to the terms of the limited recourse guaranty, we served as a full recourse guarantor with respect to the First National Loan.

On January 8, 2025, in connection with entering into the National Bank of Canada — Four Property Loan, the First National Loan was repaid in full and terminated without fees or penalties. See Note 13 - Subsequent events.

National Bank of Canada – Ontario Loan

On June 15, 2023, in connection with the acquisition of the Ontario Portfolio (the "Ontario Portfolio"), we, through certain wholly-owned subsidiaries of our Operating Partnership, entered into a CAD $127.2 million financing with National Bank of Canada (the "National Bank of Canada - Ontario Loan"). The National Bank of Canada - Ontario Loan was secured by first mortgage of each of the six properties that comprise the Ontario Portfolio. The proceeds of the National Bank of Canada - Ontario Loan were used to partially fund the acquisition of the Ontario Portfolio.

Pursuant to the loan agreement (the "National Bank of Canada Ontario Loan Agreement") the interest rate was equal to the one month CDOR, plus 2.60%. In addition, we entered into an interest rate swap agreement with a notional amount of CAD $127.2 million, whereby the CDOR was fixed at 4.73% through the maturity of the loan. The National Bank of Canada - Ontario Loan also had a maturity date of June 15, 2025. The National Bank of Canada - Ontario Loan was interest-only for the first year, payable monthly, and payments of principal and interest, calculated using a 25 year amortization, were due monthly after. In addition, we served as a full recourse guarantor with respect to the National Bank of Canada - Ontario Loan.

On May 31, 2024, we amended the National Bank of Canada - Ontario Loan to reflect a transition from CDOR to CORRA. On June 28, 2024, the loan and the interest rate swap converted to CORRA. Borrowings under the National Bank of Canada - Ontario Loan were subject to interest at the CORRA rate, plus a CORRA adjustment of approximately 0.30%, plus a spread of 2.60%.

On March 7, 2025, in connection with entering into the QuadReal — Seven Property Loan, the National Bank of Canada — Ontario Loan was repaid in full and terminated without fees or penalties. See Note 13 - Subsequent events.

The following table presents the future principal payment requirements on our outstanding secured debt as of December 31, 2024:

2025	$	167,463,014 (1)
2026		—
2027		107,574,000
Thereafter		—
Total payments		275,037,014
Debt issuance costs, net		(980,658)
Total	**$**	**274,056,356**

(1) On January 8, 2025, we entered into a new credit agreement with National Bank of Canada - Four Property Loan, that has an initial term of three years and matures on January 8, 2028. We used the proceeds from the National Bank of Canada - Four Property Loan to repay and terminate in accordance with the loan agreements without fees or penalties the National Bank of Canada - Burlington Loan, National Bank of Canada - Cambridge Loan, First National Loan and National Bank of Canada – North York Loan totaling approximately $43.0 million. On March 7, 2025, we entered into a new credit agreement with QuadReal - Seven Property Loan, that has an initial term of five years and matures on April 1, 2030. We used the proceeds from the QuadReal - Seven Property Loan to repay and terminate in accordance with the loan agreements without fees or penalties the National Bank of Canada - Ontario Loan and Bank of Montreal Loan, totaling approximately $101.5 million.

Note 6. Derivative Instruments

Interest Rate Derivatives

Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we use interest rate swaps and caps as part of our interest rate risk management strategy. The effective portion of the change in the fair value of the derivative that qualifies as a cash flow hedge is recorded in accumulated other comprehensive income (loss) ("AOCI") and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on our variable-rate debt. In addition, we classify cash flows from qualifying cash flow hedging relationships in the same category as the cash flows from the hedged items in our consolidated statements of cash flows. We do not use interest rate derivatives for trading or speculative purposes.

Interest rate derivatives not designated as hedges for GAAP are not speculative and are used to manage our exposure to interest rate movements and other identified risks but we have elected not to apply hedge accounting. Changes in the fair value of interest rate derivatives not designated in hedging relationships are recorded in derivative fair value adjustment within our consolidated statements of operations.

Foreign Currency Hedge

Our objectives in using foreign currency derivatives are to add stability to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar and to manage our exposure to exchange rate movements. To accomplish this objective, we have used foreign currency options as part of our exchange rate risk management strategy. A foreign currency option contract is a commitment by the seller of the option to deliver, solely at the option of the buyer, a certain amount of currency at a certain price on a specific date.

For derivatives designated as net investment hedges for GAAP purposes, the changes in the fair value of the derivatives are reported in accumulated other comprehensive income. Amounts are reclassified out of accumulated other comprehensive income (loss) into earnings when the hedged net investment is either sold or substantially liquidated. The change in the value of the designated portion of our settled and unsettled foreign currency hedges is recorded net in foreign currency hedge contract gain (loss) in our consolidated statements of comprehensive income (loss) in the related period.

The change in the value of the portion of our settled and unsettled foreign currency hedge that is not designated for hedge accounting for GAAP is recorded in Foreign currency adjustment within our consolidated statements of operations and represented a gain of approximately $2.2 million and loss of approximately $0.2 million for the years ended December 31, 2024 and 2023, respectively.

The following table summarizes the terms of our derivative financial instruments as of December 31, 2024:

	Notional Amount	Strike	Effective Date	Maturity Date
Interest Rate Derivatives:				
CORRA Swap - Burlington Loan (1)	$ 15,015,000	4.02%	September 27, 2022	September 20, 2025 (5)
CORRA Swap - Cambridge Loan (1)	$ 13,891,404	3.53%	April 30, 2024	December 22, 2025 (5)
CORRA Swap - North York Loan (1)	$ 24,083,333	3.79%	January 31, 2023	February 2, 2026 (5)
SOFR Swap - Huntington Credit Facility(2)	$ 107,574,000	2.89%	November 15, 2024	November 30, 2027
CDOR Swap - Bank of Montreal Loan (1)	$ 21,625,000	4.47%	May 4, 2023	May 4, 2026 (5)
CORRA Swap - Ontario Loan (3)	$ 124,232,000	4.73%	June 15, 2023	June 15, 2026 (5)
Foreign Currency Hedge:				
CAD Put (4)	$ 200,000,000	1.40%	December 20, 2024	December 19, 2025

(1) Notional amounts are denominated in CAD and have been designated as a cash flow hedge.
(2) Notional amount is denominated in USD and $87.1 million was designated as a cash flow hedge. On March 4, we amended the SOFR swap and entered into a new notional amount of $87.1 million.
(3) Notional amount is denominated in CAD and we have elected not to apply hedge accounting.
(4) Notional amount is denominated in CAD and was partially designated for hedge accounting.
(5) This interest rate derivative was terminated subsequent to year end. Please see Note 13 - Subsequent events.

The following table summarizes the terms of our derivative financial instruments as of December 31, 2023:

	Notional Amount	Strike	Effective Date	Maturity Date
Interest Rate Derivatives:				
CDOR Swap - Burlington Loan (1)	$ 15,675,000	4.02%	September 27, 2022	September 20, 2025
CDOR Swap - Cambridge Loan (1)	$ 15,044,683	3.83%	December 20, 2022	December 22, 2025
CDOR Swap - North York Loan (1)	$ 25,000,000	3.79%	January 31, 2023	February 2, 2026
SOFR Swap - Huntington Credit Facility I (2)	$ 38,000,000	4.01%	April 12, 2023	November 28, 2025
SOFR Swap - Huntington Credit Facility II (2)	$ 22,000,000	4.01%	April 12, 2023	November 28, 2025
CDOR Swap - Bank of Montreal Loan (1)	$ 21,625,000	4.47%	May 4, 2023	May 4, 2026
CDOR Swap - Ontario Loan (3)	$ 127,200,000	4.73%	June 15, 2023	June 15, 2026
SOFR Cap - Huntington Credit Facility (4)	$ 47,574,000	1.10%	September 28, 2023	November 28, 2025
Foreign Currency Hedge:				
CAD Put (5)	$ 200,000,000	1.39%	December 22, 2023	December 20, 2024

(1) Notional amounts are denominated in CAD and have been designated as a cash flow hedge.
(2) Notional amount is denominated in USD and has been designated as a cash flow hedge.
(3) Notional amount is denominated in CAD and we have elected not to apply hedge accounting.
(4) Notional amount is denominated in USD and we have elected not to apply hedge accounting.
(5) Notional amount is denominated in CAD and $95 million CAD was designated for hedge accounting.

The following table presents a gross presentation of the fair value of our derivatives financial instruments as well as their classification on our consolidated balance sheets as of December 31, 2024 and 2023:

	Asset/Liability Derivatives Fair Value	
	December 31, 2024	December 31, 2023
Interest Rate Hedges:		
Other assets	$ 3,219,413	$ 2,920,664
Accounts payable and accrued liabilities	$ 2,448,275	$ 1,760,292
Foreign Currency Hedges:		
Other assets	$ 4,409,134	$ 1,074,185

The following table presents the effects of our derivative financial instruments on our consolidated statements of operations for the periods presented:

Type	Gain (loss) recognized in OCI for the Year Ended December 31,		Location of amounts reclassified from OCI into income	Gain (loss) reclassified from OCI for the Year Ended December 31,		Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative	
	2024	2023		2024	2023		2024	2023
Interest Rate Swaps	$ 285,991	$ 1,118,835	Interest Expense	$ 1,230,229	$ (1,141,365)	Interest Expense	$ 2,526	$ —
Interest Rate Caps	—	994,111	Interest Expense	349,914	(326,789)	Interest Expense	—	—
Foreign Currency Put	1,106,438	(174,712)	N/A	—	—	N/A	—	—
	$ 1,392,429	$ 1,938,234		$ 1,580,143	$ (1,468,154)		$ 2,526	$ —

Based upon the forward rates in effect as of December 31, 2024, we estimate that approximately $0.1 million related to our qualifying cash flow hedges will be reclassified to reduce interest expense during the next 12 months.

Note 7. Preferred equity

Issuance of Preferred Units of Our Operating Partnership

On January 30, 2023, we, the Operating Partnership, and an affiliate of our Sponsor (the "Preferred Investor") entered into a Series A Cumulative Redeemable Preferred Unit Purchase Agreement (the "Preferred Unit Purchase Agreement") pursuant to which the Operating Partnership issued and sold to the Preferred Investor, and the Preferred Investor purchased 600,000 Series A Cumulative Redeemable Preferred Units of Limited Partnership Interest (the "Preferred Units") at a liquidation preference of $25.00 per unit (the "Liquidation Amount") in consideration for the Preferred Investor making a capital contribution to the Operating Partnership in an amount of $15 million (the "Preferred Investment"). The proceeds of the Preferred Investment were used to partially fund the acquisition of the North York Property. In connection with the Preferred Investment, we paid the Preferred Investor an investment fee equal to $150,000.

Amendment to our Operating Partnership Agreement

On January 30, 2023, in connection with the Preferred Investment, we and the Operating Partnership entered into Amendment No. 1 to the Second Amended and Restated Limited Partnership Agreement of the Operating Partnership (the "Amendment") with the Preferred Investor, to establish a series of preferred units of limited partnership interest of the Operating Partnership were be designated the "Series A Cumulative Redeemable Preferred Units." The Amendment sets forth the key terms of the Preferred Units which are summarized below.

Distribution Rate

The Series A Cumulative Redeemable Preferred Units received current distributions (the "Current Distributions") at a rate of 7.0% per annum on the Liquidation Amount until the second anniversary of the date of issuance, 8.0% per annum commencing thereafter until the third anniversary of the date of issuance, 9.0% per annum commencing thereafter until the fourth anniversary of the date of issuance, and 10% per annum thereafter, payable monthly and calculated on an actual/360 basis.

On May 2, 2023, the Preferred Investor waived the two year lock out clause on redemptions and the Operating Partnership redeemed all $15 million in Series A Cumulative Redeemable Preferred Units and unpaid preferred distributions.

Issuance of Preferred Stock of Our Company

On May 1, 2023, we issued $150 million in shares (the "Preferred Shares") of our Series B Convertible Preferred Stock (the "Series B Convertible Preferred Stock") pursuant to a preferred stock purchase agreement (the "Series B Preferred Stock Purchase Agreement") with Extra Space Storage LP (the "Investor"), a subsidiary of Extra Space Storage Inc. (NYSE: EXR). We paid the Investor an investment fee equal to 0.50% of the aggregate Purchase Price at the closing.

The Series B Preferred Stock Purchase Agreement provides that the purchase price for the Preferred Shares shall be equal to $1,000 per share (the "Purchase Price"). The terms of the Series B Convertible Preferred Stock, including the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, are set forth in the articles supplementary for the Series B Convertible Preferred Stock (the "Series B Articles Supplementary"), which are described in more detail below.

In connection with the issuance of the Series B Convertible Preferred Stock, and in certain other limited circumstances, we permitted the Investor, or any entity that beneficially owns or constructively owns shares of our stock as a result of the Investor's ownership of Series B Convertible Preferred Stock, to beneficially own and constructively own the Series B Convertible Preferred Stock issued to the Investor pursuant to the Series B Preferred Stock Purchase Agreement and any Class A Common Stock issued upon conversion of the Series B Convertible Preferred Stock.

We primarily used the net proceeds from the issuance of the Preferred Shares to repay the SmartStop Delayed Draw Mezzanine Loan, to redeem the Series A Preferred Units of our Operating Partnership, to finance the acquisitions of the Vancouver Property and Ontario Portfolio, to fund development and improvement pipelines, for working capital and for other general corporate purposes.

Articles Supplementary

On May 1, 2023, in connection with the issuance of the Series B Convertible Preferred Stock, we filed the Series B Articles Supplementary with the State Department of Assessments and Taxation of Maryland, to classify and designate 150,000 authorized but unissued shares of preferred stock as the "Series B Convertible Preferred Stock." The Series B Articles Supplementary sets forth the key terms of the Series B Convertible Preferred Stock which are summarized below.

As set forth in the Series B Articles Supplementary, the Series B Convertible Preferred Stock ranks senior to all other classes of our capital stock, including the Class A common stock ("Class A Common Stock"), Class P common stock, Class T common stock, Class W common stock, Class Y common stock and Class Z common stock (collectively, the "Common Stock"), with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up. Dividends payable on each share of Series B Convertible Preferred Stock will initially be equal to a rate of 8.35% per annum. If the Series B Convertible Preferred Stock has not been redeemed on or prior to the fifth anniversary of the issuance of the Preferred Shares pursuant to the Series B Preferred Stock Purchase Agreement, the dividend rate will increase an additional 0.75% per annum each year thereafter to a maximum of 11.0% per annum until the tenth anniversary of the issuance of the Preferred Shares pursuant to the Series B Preferred Stock Purchase Agreement, at which time the dividend rate shall increase 0.75% per annum each year thereafter until the Series B Convertible Preferred Stock is redeemed or repurchased in full.

Upon any voluntary or involuntary liquidation, dissolution or winding up, the holders of Series B Convertible Preferred Stock will be entitled to receive a payment equal to the greater of (i) the aggregate Purchase Price of all outstanding Preferred Shares (the "Series B Preferred Stock Liquidation Amount"), plus an amount equal to any accrued and unpaid dividends and other distributions (whether or not accumulated or authorized and declared) to the date of payment and (ii) the amount that that would have been payable had the Preferred Shares been converted into Common Stock pursuant to the terms of the Series B Articles Supplementary immediately prior to such liquidation.

Subject to certain additional redemption rights, as described herein, we have the right to redeem the Series B Convertible Preferred Stock for cash at any time following the third anniversary of the issuance of the Preferred Shares pursuant to the Series B Preferred Stock Purchase Agreement. The amount of such redemption will be equal to the aggregate Purchase Price of all outstanding Preferred Shares, plus applicable redemption premium as set forth in the Series B Articles Supplementary (together, the "Redemption Price") and an amount equal to any accrued and unpaid dividends and distributions on the Series B Convertible Preferred Stock (whether or not accumulated or authorized and declared) up to the redemption date. Upon the listing of Common Stock on a national securities exchange (the "Listing"), we have the right to redeem any or all outstanding Series B Convertible Preferred Stock at an amount equal to the greater of (i) the amount that the holders of such Preferred Shares would have received had such Shares been converted into Common Stock pursuant to the terms of the Series B Articles Supplementary immediately prior to the initial Listing, and then all of such Preferred Shares had been sold in the initial Listing, up to the Conversion Value Limitation (as described herein), or (ii) the Redemption Price, in each case, plus an amount equal to any accrued and unpaid dividends and distributions on the Series B Convertible Preferred Stock (whether or not accumulated or authorized and declared) up to the date of initial Listing. The Conversion Value Limitation is an amount per share determined using an as-converted value limitation equal to a premium of $40 million if any or all 150,000 shares of Series B Convertible Preferred Stock are issued and outstanding. Upon a change of control event, we have the right to redeem any or all outstanding Series B Convertible Preferred Stock at an amount equal to the greater of (i) the amount that the holders of such Preferred Shares would have received had the Preferred Shares been converted into Common Stock pursuant to the terms of the Series B Articles Supplementary immediately prior to such change of control, up to the Conversion Value Limitation or (ii) the Redemption Price, in each case, plus an amount equal to any accrued and unpaid dividends and distributions up to the redemption date. In addition, subject to certain cure provisions, if we fail to maintain our status as a real estate investment trust, the holders of Series B Convertible Preferred Stock have the

right to require us to repurchase the Series B Convertible Preferred Stock at an amount equal to the Redemption Price plus an amount equal to any accrued and unpaid dividends and distributions on the Series B Convertible Preferred Stock (whether or not accumulated or authorized and declared) up to the redemption date.

At any time after the earlier to occur of (i) the third anniversary of the issuance of the Preferred Shares is issued pursuant to the Series B Preferred Stock Purchase Agreement or (ii) 180 days after an initial Listing, the holders of Series B Convertible Preferred Stock have the right to convert any or all of the Series B Convertible Preferred Stock held by such holders into Class A Common Stock at a rate per share equal to the quotient obtained by dividing the Series B Convertible Preferred Stock Liquidation Amount, plus an amount equal to any accrued and unpaid dividends or other distributions (whether or not accumulated or authorized and declared), by the conversion price. The conversion price is initially $11.00, and may be adjusted in connection with stock splits, stock dividends and other similar transactions. In no event will the value of the Class A Common Stock issued by us upon conversion of the Series B Convertible Preferred Stock into Class A Common Stock exceed the Conversion Value Limitation.

The holders of Series B Convertible Preferred Stock are not entitled to vote on any matter submitted to a vote of our stockholders, except that in the event that the dividend for the Series B Convertible Preferred Stock has not been paid for at least four quarterly dividend periods (whether or not consecutive), the holders of Series B Convertible Preferred Stock have the right to vote together with the holders of Common Stock as a single class on any matter submitted to a vote of our stockholders. The number of votes applicable to a share of Series B Convertible Preferred Stock will be equal to the number of shares of Class A Common Stock into which a share of Series B Convertible Preferred Stock could have been converted as of the record date set for purposes of such stockholder vote. This foregoing limited voting right shall cease when all past dividend periods have been paid in full. In addition, the affirmative vote of the holders of a majority of the outstanding shares of Series B Convertible Preferred Stock is required in certain customary circumstances, as well as other circumstances, such as (i) our real estate portfolio exceeding a leverage ratio of 60% loan-to-value, (ii) entering into certain transactions with our Chief Executive Officer as of the date of the Purchase Agreement, or any entities in which such person has a controlling interest (excluding certain self-storage real estate programs sponsored by our sponsor or us), (iii) effecting a merger (or similar) transaction with an entity whose assets are not at least 80% self storage related, (iv) entering into any line of business other than self storage and ancillary businesses, unless such ancillary business represents revenues of less than 10% of the our revenues for our last fiscal year and (v) permitting any individual other than H. Michael Schwartz to (A) serve as our Chairman or any similar role or (B) otherwise perform any of the duties typically performed by Mr. Schwartz in his capacity as Chairman as of the date of the Series B Preferred Stock Purchase Agreement.

Investor's Right Agreement

On May 1, 2023, concurrent with our entry into the Series B Preferred Stock Purchase Agreement, we and the Investor entered into an investors’ rights agreement (the “Investors’ Rights Agreement”). Pursuant to the Investors’ Rights Agreement, the Investor has the right to request us to register for resale under the Securities Act of 1933, as amended, shares of the Class A Common Stock issued to the Investor upon conversion of the Preferred Shares acquired pursuant to the Series B Preferred Stock Purchase Agreement, subject to certain limitations. After the first anniversary of the issuance of the Preferred Shares, the Investor may request up to four demand registrations for an amount of shares equal to at least $15 million each. The Company is required to use our reasonable best efforts to (i) file a registration statement on Form S-3 within 30 days of such request (or a registration statement on Form S-11 or such other appropriate form within 60 days of such request) and (ii) cause such registration statement to become effective as promptly as practicable thereafter. The Investors’ Rights Agreement also grants the Investor certain “piggyback” registration rights.

Further Amendment to our Operating Partnership Agreement

On May 1, 2023, concurrent with our entry into the Series B Preferred Stock Purchase Agreement, we and the Operating Partnership entered into Amendment No. 2 to the Second Amended and Restated Limited Partnership Agreement of the Operating Partnership, which amended the Second Amended and Restated Limited Partnership Agreement of the Operating Partnership, as amended (the “Operating Partnership Agreement”), to create Series B Convertible Preferred Units having economic terms and designations, powers, preferences, rights and restrictions that are substantially similar to the Series B Preferred Stock and are summarized below:

Distribution Rate: Outstanding Series B Convertible Preferred Units will receive current distributions at a rate of 8.35% per annum on the liquidation amount of such Series B Convertible Preferred Units, payable monthly and calculated on an actual/360 basis. If any Series B Convertible Preferred Units have not been redeemed on or prior to the fifth anniversary of the issuance of such Series B Convertible Preferred Units, the distribution rate will increase an additional 0.75% per annum

each year thereafter to a maximum of 11.0% per annum until the tenth anniversary of the issuance of such Series B Convertible Preferred Units, at which time the distribution rate shall increase 0.75% per annum each year thereafter until the Series B Convertible Preferred Units are redeemed or repurchased in full.

Liquidation Rights: Upon any voluntary or involuntary liquidation, dissolution or winding up of the Operating Partnership, the holders of Series B Convertible Preferred Units will be entitled to receive a payment equal to the greater of (i) the liquidation amount of such Series B Convertible Preferred Units, plus an amount equal to any accrued and unpaid distributions (whether or not accumulated or authorized and declared) to the date of payment and (ii) the amount that that would have been payable had such Series B Convertible Preferred Units been converted into common units of our Operating Partnership immediately prior to such liquidation.

Redemptions; Repurchases: In connection with any redemption of shares of Series B Convertible Preferred Stock, our Operating Partnership shall redeem, on the date of such redemption, an equal number Series B Convertible Preferred Units in exchange for an amount of cash equal to the amount of cash, if any, paid to redeem the shares of Series B Convertible Preferred Stock.

Conversion Rights: In the event that any share of Series B Convertible Preferred Stock is converted into shares of any class of our common stock, our Operating Partnership shall convert, on the date of such conversion, an equal number of Series B Convertible Preferred Units into common units of our Operating Partnership at the same conversion rate at which such shares of Series B Convertible Preferred Stock are convertible into such class of common stock.

As of December 31, 2024 and 2023, there were 150,000 Preferred Shares outstanding with an aggregate liquidation preference of approximately $153.1 million, which consists of $150 million from the initial closing and approximately $3.1 million of accumulated and unpaid distributions.

Note 8. Segment Disclosures

Our business is composed of one reportable segment: self storage operations. Within our self storage operations segment, as of December 31, 2024 and 2023, approximately $278.2 million and $304.8 million, respectively, of our assets relate to our operations in Canada. For the years ended December 31, 2024, 2023 and 2022 approximately $15.4 million, approximately $8.8 million and $0.5 million, respectively, of our revenues in the self storage segment related to our operations in Canada.

The Chief Operating Decision Maker ("CODM") is our Chief Executive Officer. Our CODM and other management regularly evaluate performance based upon consolidated net income (loss). Our CODM uses consolidated net income (loss) when making decisions about allocating capital and personnel. On a quarterly basis, our CODM considers budget-to-actual and period-to-period variances when evaluating company and segment performance in addition to other interim reviews. The CODM does not regularly review total assets for our single reportable segment as total assets are not used to assess performance or allocate resources.

The following tables summarize information for the reportable segments for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,		
	2024	2023	2022
Revenues:			
Self storage rental revenue	$ 28,054,695	$ 20,990,999	$ 8,698,972
Ancillary operating revenue	183,838	169,065	91,035
Total revenues	28,238,533	21,160,064	8,790,007
Operating expenses:			
Property operating expenses			
Property taxes	3,458,318	2,843,844	1,123,672
Payroll	2,374,917	1,982,882	776,213
Advertising	1,037,162	1,014,680	539,330
Repairs & maintenance	924,355	702,136	257,943
Utilities	1,063,451	911,251	367,628
Property insurance	598,131	394,272	199,680
Administrative and professional	1,560,260	1,341,823	571,090
Total property operating expenses	11,016,594	9,190,888	3,835,556
Other operating expenses:			
Property operating expenses – affiliates	5,130,574	4,625,560	1,899,807
General and administrative	5,832,673	5,290,049	2,289,610
Depreciation	12,762,435	10,542,315	4,526,912
Intangible amortization expense	3,038,119	4,437,083	2,064,048
Acquisition expenses	777,255	1,601,971	1,448,578
Total other operating expenses	27,541,056	26,496,978	12,228,955
Operating loss:	(10,319,117)	(14,527,802)	(7,274,504)
Other income (expense):			
Interest expense	(18,049,353)	(16,104,501)	(4,865,029)
Interest expense – debt issuance costs	(1,278,578)	(1,499,924)	(1,097,941)
Derivative fair value adjustment	184,425	(1,881,402)	—
Other	397,743	546,615	2
Foreign currency adjustment	(6,513,187)	528,949	(1,142,611)
Net loss	**$ (35,578,067)**	**$ (32,938,065)**	**$ (14,380,083)**

Note 9. Related Party Transactions

Fees to Affiliates

Our Private Offering Advisory Agreement and our Private Offering Dealer Manager Agreement entitled our Advisor and our Dealer Manager to specified fees upon the provision of certain services with regard to the Private Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organization and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

In addition, our Advisory Agreement with our Advisor and our Dealer Manager Agreement with our Dealer Manager entitle our Advisor and our Dealer Manager to specified fees upon the provision of certain services with regard to the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organization and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

Organization and Offering Costs

Organization and offering costs of the Private Offering paid by our Advisor on our behalf will be reimbursed to our Advisor. In addition, organization and offering costs of the Public Offering have been paid and will continue to be paid by our Advisor on our behalf and will be reimbursed to our Advisor; provided, however, that our Advisor funded, and was not reimbursed for, 1.0% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses. Organization and offering costs consist of all expenses (other than sales commissions, the dealer manager

fee, stockholder servicing fees and dealer manager servicing fees) to be paid by us in connection with the Private Offering and Public Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable organization and offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Private Offering and Public Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. Our Advisor will be required to reimburse us within 60 days after the end of the month which the Public Offering terminates to the extent we paid or reimbursed organization and offering costs (including sales commissions, dealer manager fees, stockholder servicing fees, and dealer manager servicing fees) in excess of 15% of the gross offering proceeds from the Primary Offering.

Advisory Agreements

We do not have any employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Advisor receives various fees and expenses under the terms of our Advisory Agreement. As discussed above, we will be required under our Advisory Agreement to reimburse our Advisor for organization and offering costs; provided, however, our Advisor funded, and was not reimbursed for, 1% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses. As noted above, the Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses, including sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees, are in excess of 15% of gross proceeds from the Primary Offering.

Our Advisor receives acquisition fees equal to 1.0% of the contract purchase price of each property we acquire plus reimbursement of any acquisition expenses our Advisor incurs. Our Advisor also receives a monthly asset management fee equal to 0.0625%, which is one-twelfth of 0.75%, of our aggregate asset value, as defined. Under our Advisory Agreement, our Advisor will receive a disposition fee equal to the lesser of 1% of the contract sales price of each property sold or 50% of the competitive commission rate.

SSA may also be entitled to various subordinated distributions under our Operating Partnership agreement if we (1) list our shares of common stock on a national exchange, (2) terminate or do not renew the Advisory Agreement, (3) liquidate our portfolio, or (4) effect a merger or other corporate reorganization.

Our Advisory Agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us. Beginning four fiscal quarters after commencement of the Public Offering, pursuant to our Advisory Agreement, our Advisor is required to pay or reimburse us the amount by which our aggregate annual operating expenses, as defined, exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified. As of December 31, 2024, our aggregate annual operating expenses, as defined, did not exceed the threshold described above.

The Sponsor Funding Agreement

Beginning November 1, 2023, our Sponsor agreed to fund the payment of (i) the upfront 3% sales commission for the sale of Class Y shares, (ii) the upfront 3% dealer manager fee for the Class Y shares, and (iii) the estimated 1% organization and offering expenses for the sale of Class Y shares and Class Z shares. In the event total organization and offering expenses actually incurred exceed the estimated 1% organization and offering expenses for the sale of Class Y shares and Class Z shares, we will pay the difference between the total organization and offering expenses actually incurred and the estimated 1% organization and offering expenses funded by our sponsor. In addition, our Sponsor has reimbursed us in cash to cover the dilution from the one-time stock dividends described above in Note 1 - Organization. The sponsor funding agreement shall terminate immediately upon the date we cease to offer Class Y shares and Class Z shares in our Public Offering.

In consideration for our Sponsor providing the funding for the front-end sales load and the cash to cover the dilution from the stock dividends described above and in Note 1 - Organization, our Operating Partnership shall issue a number of Series C Units of limited partnership interest in our Operating Partnership to our Sponsor equal to the dollar amount of such funding divided by the then-current offering price (initially $9.30 per share and currently $10.00 per share) for the Class Y and Class Z shares sold in our Public Offering. Pursuant to the sponsor funding agreement by and among us, our Operating

Partnership, and our Sponsor, our Sponsor shall reimburse us monthly for the applicable front end sales load it agreed to fund, and our Operating Partnership shall issue the Series C Units on a monthly basis, upon such reimbursement. In connection with the foregoing, we and our Operating Partnership entered into Amendment No. 3 to the Operating Partnership Agreement ("Amendment No. 3") to establish Series C Subordinated Convertible Units of limited partnership interest in our Operating Partnership. Amendment No. 3 sets forth the key terms of the Series C Units, which are summarized below.

No Distribution Rights, Liquidation Rights, or Profits Allocation: The Series C Units are not entitled to cash distributions, distributions upon liquidation, or the allocation of any profit or loss of our Operating Partnership unless and until the Series C Units are converted into Class A Units of the Operating Partnership.

No Voting Rights: The Series C Units shall have no voting or consent rights. Notwithstanding the foregoing, the approval of the holders of Series C Units shall be required for any amendment to the rights and obligations of the Series C Units.

Conversion Into Class A Units: The Series C Units shall automatically convert into Class A Units on a one-to-one basis upon our disclosure of an estimated net asset value per share equal to at least $10.00 per share (the "Initial NAV Hurdle") for each of the Class A, Class T, Class W, Class P, Class Y, and Class Z shares calculated net of the value of Series C Units to be converted for those Series C Units issued at or below the Initial NAV Hurdle; provided, the Initial NAV Hurdle shall be increased to the new NAV (the "New NAV Hurdle") for those Series C Units, if any, issued at an offering price in excess of $10.00 per share in the event that the NAV and resulting offering price are increased in the future as a result of calculating and reporting the NAV. For the avoidance of doubt, some or all of the Series C Units issued pursuant to the Initial NAV Hurdle may convert at the time of disclosing that the Initial NAV Hurdle has been met. In the event of an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of our assets) prior to such conversion, the Series C Units shall automatically convert into Class A Units on a one-to-one basis immediately prior to the closing of the extraordinary transaction if the transaction amount exceeds the Initial NAV Hurdle for each of the Class A, Class T, Class W, Class P, Class Y, and Class Z shares for those Series C Units issued at or below the Initial NAV Hurdle calculated net of the value of the Series C Units to be converted; provided, the transaction amount exceeds the New NAV Hurdle for each of the Class A, Class T, Class W, Class P, Class Y, and Class Z shares for those Series C Units issued at an offering price in excess of $10.00 per share in the event that the NAV and resulting offering price is increased in the future as a result of calculating and reporting the NAV. We have agreed to conduct a NAV in accordance with the requirements set forth in FINRA 15-02 (i.e., the first NAV must be conducted within 150 days following the second anniversary of commencement of our Public Offering and annually thereafter) and the Investment Program Association Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs issued in April 2013. On August 7, 2024, we declared an Estimated Per Share NAV of $10.00 calculated as of March 31, 2024. No Series C Units were converted to Class A Units as a result of this Estimated Per Share NAV being declared.

Special Allocation: Notwithstanding the allocation provisions of the Operating Partnership Agreement, liquidating gain first shall be allocated to our Sponsor with respect to its converted Series C Units to the extent attributable to the appreciation in the value of our Operating Partnership's assets after the first date of issuance of the Series C Units. As a result of the special allocation, the Section 704(b) capital account attributable to the converted Series C Units shall be equal to the Section 704(b) capital account for each Class A Unit issued and outstanding as of the date of the conversion on a pro rata basis.

Rights upon Liquidation: Notwithstanding the provisions of the Operating Partnership Agreement governing distributions upon liquidation, if, after the conversion of any Series C Units into a Class A Unit, the liquidating gain from a sale, exchange, merger, liquidation or other transaction is insufficient to cause the holder of the converted Series C Units to receive an amount of cash or property (at minimum) equal to the liquidation right for the holders of Class A Units on a unit by unit basis, each such unit holder shall nevertheless receive an amount equal to the liquidation right for the holders of Class A Units on a unit by unit basis, for each converted Series C Unit (the "Series C Unit Liquidation Preference"). Upon the actual liquidation of our Operating Partnership, the cash payment of the Series C Unit Liquidation Preference shall be treated as (1) a liquidation distribution from our Operating Partnership to the extent of the section 704(b) capital account attributable to the converted Series C Units and (2) a guaranteed payment for U.S. federal income tax purposes for the excess of the Series C Unit Liquidation Preference in cash over the section 704(b) capital account balance of the holder of the Series C Unit for each such converted Series C Unit. For avoidance of doubt, the Series C Units are subject to all of the terms and conditions set forth in Amendment No. 3 prior to conversion and are not entitled to any liquidation right until conversion.

Transfer Rights: The Series C Units may be transferred to any affiliate without our consent.

Property Management Agreement

Each of our self storage properties is managed by our Property Manager under separate property management agreements. Under each agreement, our Property Manager receives a fee for its services in managing our properties, generally equal to the greater of $3,000 or 6% of the gross revenues from the properties plus reimbursement of the Property Manager's costs of managing the properties. In addition, our Property Manager or an affiliate has the exclusive right to offer tenant insurance plans, tenant protection plans or similar programs (collectively "Tenant Programs") to customers at our properties and is entitled to substantially all of the benefits of such Tenant Programs. The property management agreements have a three-year term and automatically renew for successive three year periods thereafter, unless we or our Property Manager provide prior written notice at least 90 days prior to the expiration of the term. After the end of the initial three year term, either party may terminate a property management agreement generally upon 60 days' prior written notice. With respect to each new property we acquire for which we enter into a property management agreement with our Property Manager we also pay our Property Manager a one-time start-up fee in the amount of $3,750.

All of our properties are operated under the "SmartStop® Self Storage" brand. An affiliate of our Sponsor owns the rights to the "SmartStop® Self Storage" brand.

Our Former Transfer Agent

Our Chief Executive Officer is also the chief executive officer and indirect owner of the parent company of our former transfer agent, Strategic Transfer Agent Services, LLC. Pursuant to a transfer agent agreement, our former transfer agent provided transfer agent and registrar services to us. The services our transfer agent provided us were substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent. In connection with the transfer to SS&C GIDS, Inc. as our new transfer agent, we terminated the transfer agent agreement with our former transfer agent effective as of September 18, 2023. In lieu of a termination fee and in recognition of the additional cost and expenses incurred by our former transfer agent in connection with the transition, we paid our former transfer agent a transition fee of $150,000 during the third quarter of 2023.

Pursuant to the terms of the agreements described above, the following table summarizes related party costs incurred and paid by us for the years ended December 31, 2023 and 2024, as well as any related amounts payable, which are included in due to affiliates in the accompanying consolidated balance sheets as of December 31, 2023 and 2024:

	Year Ended December 31, 2023			Year Ended December 31, 2024		
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed						
Operating expenses (including organizational costs)	$6,784,515	$3,586,399	$4,145,602	$12,220,370	$7,066,191	$9,299,781
Asset management fees	3,420,040	2,767,112	652,928	4,253,616	2,458,196	2,448,348
Property management fees	1,243,056	982,355	260,701	1,688,524	798,536	1,150,689
Transfer Agent expenses	319,426	326,613	—	—	—	—
Acquisition expenses (1)	710,892	179,263	535,303	589,216	146,146	978,373
Capitalized						
Acquisition related (2)	5,589,549	6,001,574	339,435	113,259	452,694	—
Additional Paid-in Capital						
Offering costs	5,610	5,610	—	—	—	—
Total	$18,073,088	$13,848,926	$5,933,969	$18,864,985	$10,921,763	$13,877,191

(1) Amounts include third party acquisition expenses paid by our Sponsor and reimbursed by the Company.
(2) Amounts include acquisition fees paid to our Sponsor and third party earnest money deposits paid by our Sponsor and reimbursed by the Company.

Tenant Programs

We may offer Tenant Programs to customers at our properties pursuant to which our Property Manager or an affiliate is entitled to substantially all of the net revenue attributable to the sale of Tenant Programs at our properties.

In order to protect the interest of the Property Manager in receiving these revenues in light of the fact that we control the properties and, hence, the ability of the Property Manager to receive such revenues, we and an affiliate of our Property

Manager agreed to transfer our respective rights in such revenue to a joint venture entity owned 0.1% by our TRS subsidiary and 99.9% by our Property Manager's affiliate (the "PM Affiliate"). Under the terms of the operating agreement of the joint venture entity, dated March 8, 2021 (the "JV Agreement"), our TRS receives 0.1% of the net revenues generated from such Tenant Programs and the PM Affiliate receives the other 99.9% of such net revenues. The JV Agreement further provides, among other things, that if a member or its affiliate terminates all or substantially all of the property management agreements or defaults in its material obligations under the JV Agreement or undergoes a change of control, as defined, (the "Triggering Member"), the other member generally shall have the right (but not the obligation) to either (i) sell all of its interest in the joint venture to the Triggering Member at fair market value (as agreed upon or as determined under an appraisal process) or (ii) purchase all of the Triggering Member's interest in the joint venture at 95% of fair market value. For the years ended December 31, 2024 and 2023, an affiliate of our Property Manager received net revenue from this joint venture of approximately $1.2 million and $0.8 million, respectively.

Storage Auction Program

Our Sponsor owns a minority interest in a company that owns 50% of an online auction company (the "Auction Company") that serves as a web portal for self storage companies to post their auctions for the contents of abandoned storage units online instead of using live auctions conducted at the self storage facilities. The Auction Company receives a service fee for such services. During the years ended December 31, 2024 and 2023, we paid approximately $10,000 and $23,000 in fees to the Auction Company related to our properties, respectively. Our properties will receive the proceeds from such online auctions.

Note 10. Commitments and Contingencies

Distribution Reinvestment Plan

We adopted a distribution reinvestment plan that will allow our stockholders to have distributions otherwise distributable to them invested in additional shares of our common stock at a price equal to the then-current offering price for each class of share.

On October 2, 2023, the Company's board of directors approved the Second Amended and Restated Distribution Reinvestment Plan (the "Second Amended and Restated DRP") of the Company to include, as eligible participants, stockholders holding Class Y shares and stockholders holding Class Z shares. The Second Amended and Restated DRP replaced the prior distribution reinvestment plan. The distribution reinvestment plan was also amended and restated to state that the purchase price for shares pursuant to the Second Amended and Restated DRP shall be $9.30 per share for all classes of shares. In conjunction with the board of directors' declaration of a new estimated value per share of our common stock on August 7, 2024, any shares sold pursuant to our distribution reinvestment plan will be sold at our new estimated value per share of $10.00 per Class A shares, Class P shares, Class T shares, Class W shares, Class Y shares and Class Z shares under our distribution reinvestment plan. The Second Amended and Restated DRP became effective on November 11, 2023. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days' prior written notice to stockholders.

As of December 31, 2024, we have sold approximately 0.8 million Class P shares, 0.2 million Class A shares, 0.2 Class T shares, 36,000 Class W shares, 65,000 Class Y shares and 3,000 Class Z shares for gross proceeds of approximately $13.0 million through our distribution reinvestment plan offering.

Share Redemption Program

We adopted a share redemption program for stockholders purchasing Class P shares in the Private Offering and a separate share redemption program for stockholders purchasing Class A shares, Class T shares, Class W shares, Class Y shares and Class Z shares in the Public Offering, each of which enables stockholders to sell their shares to us in limited circumstances. As long as our common stock is not listed on a national securities exchange or over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by us. We may redeem the shares of stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption.

On October 2, 2023, the Company's board of directors approved an amendment to the Company's share redemption program. Pursuant to the share redemption program, as amended, for Class A shares, Class T shares, Class W shares, Class Y shares, and Class Z shares, the redemption price per share will be equal to 93% of the most recently published estimated net asset value of the applicable share class. On August 7, 2024, our board of directors approved an estimated net asset value per share of $10.00.

The redemption price per for Class P shares purchased in the Private Offering will depend on the length of time such stockholders have held such shares as follows (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock):

- after one year from the purchase date — 90.0% of the Redemption Amount (as defined below);
- after two years from the purchase date — 92.5% of the Redemption Amount;
- after three years from the purchase date — 95.0% of the Redemption Amount; and
- after four years from the purchase date — 100% of the Redemption Amount.

At any time we are engaged in an offering of Class P shares, the Redemption Amount for Class P shares purchased under the share redemption program will always be equal to or lower than the applicable per share offering price for such Class P shares. As long as we are engaged in an offering of Class P shares, the Redemption Amount shall be the lesser of the amount such stockholders paid for their Shares or the price per share in the offering. If we are no longer engaged in an offering of Class P shares, the per Share Redemption Amount will be determined by our board of directors.

Our board of directors may amend, suspend or terminate the share redemption program with 30 days' notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders.

There are several limitations on our ability to redeem shares under the share redemption program, including, but not limited to:

- Unless the shares are being redeemed in connection with a stockholder's death, "qualifying disability" (as defined under the share redemption program) or bankruptcy, we may not redeem shares until the stockholder has held his or her shares for one year.
- During any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.
- The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan.
- We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

For the year ended December 31, 2024, we received redemption requests totaling approximately $2.2 million. Approximately $1.8 million was fulfilled in during the year ended December 31, 2024 and the remaining approximately $0.4 million was fulfilled in January 2025. For the year ended December 31, 2023, we received redemption requests totaling approximately $0.5 million. Approximately $0.4 million was fulfilled in during the year ended December 31, 2023 and the remaining approximately $0.1 million was included in accounts payable and accrued liabilities as of December 31, 2023, and fulfilled in January 2024. For the year ended December 31, 2022 we did not receive any redemption requests.

Operating Partnership Redemption Rights

The limited partners of our Operating Partnership have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances that could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. SSA and SmartStop OP are prohibited from exchanging or otherwise transferring units representing $202,000 of the initial investments in our Operating Partnership so long as our Advisor is acting as our Advisor pursuant to our Advisory Agreement.

Other Contingencies

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. We are not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

Note 11. Declaration of Distributions

Cash Distribution Declaration

On December 20, 2024, our board of directors declared a daily distribution rate of approximately $0.001698 per day per share on the outstanding shares of common stock payable to Class A, Class T, Class W, Class P, Class Y and Class Z stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on January 1, 2025 and ending March 31, 2025. In connection with this distribution, stockholders who hold Class T and Class Y shares will be paid an amount equal to approximately $0.001698 per day per share less the stockholder servicing fee payable per share per day and stockholders who hold Class W and Class Z shares will be paid an amount equal to approximately $0.001698 per day per share less the dealer manager servicing fee payable per share per day. Such distributions payable to each stockholder of record during a month will be paid the following month.

Note 12. Potential Acquisitions

Potential Acquisition of Scarborough Property

On July 15, 2021, an affiliate of our Sponsor assigned its interest in a purchase and sale agreement (the "Scarborough Purchase Agreement") with an unaffiliated third party for the acquisition of a parcel of land to be developed into a self storage facility located in Scarborough, in the city of Toronto, Ontario (the "Scarborough Property") to a wholly-owned subsidiary of our Operating Partnership. The purchase price of the Scarborough Property is approximately CAD $3.0 million. Construction is expected to commence following the closing of the acquisition. We expect to fund the acquisition of the Scarborough Property with a combination of net proceeds from our Primary Offering and/or potential future debt financing. If we fail to complete the acquisition, we may forfeit CAD $450,000 in earnest money deposits.

Note 13. Subsequent Events

National Bank of Canada — Four Property Loan

On January 8, 2025, we, thorough certain wholly-owned subsidiaries of our operating partnership, entered into a CAD $64.0 million financing with National Bank of Canada (the "National Bank of Canada — Four Property Loan"). The National Bank of Canada — Four Property Loan is secured by first mortgages on each of three of our properties in the Greater Toronto Area of Ontario, Canada and our property in Edmonton, Alberta, Canada. The proceeds of the National Bank of Canada — Four Property Loan were primarily used to repay the National Bank of Canada - Burlington Loan, National Bank of Canada - Cambridge Loan, First National Loan and National Bank of Canada – North York Loan. Additionally, we terminated the CORRA swap agreements for the Burlington, Cambridge and North York Loans.

Pursuant to the loan agreement for the National Bank of Canada — Four Property Loan (the "Four Property Loan Agreement"), amounts outstanding under the National Bank of Canada — Four Property Loan bear an interest rate equal to CORRA, plus a CORRA adjustment of approximately 0.30%, plus 2.25%. In addition, we entered into an interest rate swap agreement with a notional amount of CAD $64.0 million, whereby CORRA is fixed at approximately 3.03% through the maturity of the National Bank of Canada — Four Property Loan. The National Bank of Canada — Four Property Loan has an initial term of three years, maturing on January 8, 2028. Payments under the National Bank of Canada — Four Property Loan consist of both principal and interest, calculated using a 25-year amortization, and are payable monthly.

The Four Property Portfolio Loan Agreement contains a modified debt service coverage ratio and customary affirmative, negative, and financial covenants, an interest reserve requirement, agreements, representations, warranties and borrowing conditions, and events of default, all as set forth in the Four Property Portfolio Loan Agreement. We serve as a full recourse guarantor with respect to the National Bank of Canada — Four Property Portfolio Loan.

Skymar — Vancouver Loan

On March 4, 2025, we, through an indirect, wholly-owned special purpose entity, entered into an approximately $13.0 million financing with Skymar Capital Corporation ("Skymar") as lender pursuant to a mortgage loan (the "Skymar - Vancouver Loan"). The Skymar - Vancouver Loan is secured by a first mortgage deed of trust on our property in Vancouver, Washington. The proceeds of the Skymar — Vancouver Loan were primarily used to paydown and remove the property from the Huntington Credit Facility in accordance with the Huntington Credit Agreement.

Pursuant to the loan agreement for the Skymar - Vancouver Loan (the “Skymar Vancouver Loan Agreement”), amount outstanding under the Skymar - Vancouver Loan bears interest at an annual fixed rate equal to 7.55%. The Skymar — Vancouver Loan has a maturity date of April 1, 2030. Payments under the Skymar — Vancouver Loan are payable monthly and are interest-only until April 1, 2027 and are principal and interest thereafter. The Skymar — Vancouver Loan may be prepaid in whole, but not in part, at any time, subject to certain conditions as set forth in the Skymar Vancouver Loan Agreement.

Meridian Financing

On March 6, 2025, we, through an indirect, wholly-owned special purpose entity, entered into a credit agreement with Meridian Credit Union Limited (the “Meridian Credit Agreement”) with a maximum borrowing capacity of approximately CAD $16.0 million (the "Meridian Loan"). At close, we borrowed approximately CAD $2.1 million and had CAD $13.9 million of available capacity. The Meridian Loan is secured by a first mortgage on our development property in Etobicoke, Ontario Canada (the "Etobicoke Property"). The proceeds of the Meridian Loan will be used to fund development of a self storage facility on the Etobicoke Property.

Pursuant to the Meridian Credit Agreement, amounts outstanding under the Meridian Loan bear interest at an annual rate equal to the Canada Prime Rate plus 1.50%, subject to a minimum all-in floor rate of 6.70% per annum. The Meridian Loan has an initial term of three years, maturing on March 5, 2028, with two six-month extension options. Payments under the Meridian Loan are payable monthly and interest-only.

The Meridian Credit Agreement contains customary affirmative, negative, and financial covenants, agreements, representations, warranties and borrowing conditions, and events of default. We serve as a full recourse guarantor with respect to the Meridian Loan.

QuadReal — Seven Property Loan

On March 7, 2025, we, through certain indirect, wholly-owned subsidiaries of our operating partnership, entered into a CAD $164.5 million financing with QuadReal Finance, LP (“QuadReal”) and certain affiliates of QuadReal (the “QuadReal — Seven Property Loan”), whereby QuadReal acts as the servicer and certain affiliates of QuadReal serve as the lenders.

The QuadReal — Seven Property Loan is secured by a first mortgage on six of our properties in the Greater Toronto Area of Ontario, Canada and one property in Vancouver, British Columbia, Canada. The aggregate amount of the QuadReal - Seven Property Loan is separated out by advances, whereby we may draw up to CAD $147.0 million as an initial advance (the "Initial Advance") and may later draw up to an additional CAD $17.5 million (the "Earnout advance") upon the achievement of certain financial metrics as set forth in the commitment letter and charge setting forth the terms of the QuadReal - Seven Property Loan (collectively, the "QuadReal - Seven Property Loan Agreement"). Upon the closing of the QuadReal - Seven Property Loan, we drew approximately CAD $147.0 million as the Initial Advance. The proceeds of the QuadReal — Seven Property Loan were primarily used to repay the Bank of Montreal Loan and National Bank of Canada – Ontario Loan. Additionally, we terminated the CORRA swap agreements for the Bank of Montreal and National Bank of Canada - Ontario Loan.

The interest rate on the Initial Advance bears interest at an annual fixed rate equal to 5.59%, and the interest rate on the Earnout Advance is equal to the one-month Adjusted Term CORRA, plus a CORRA adjustment of 2.5% at the time of the Earnout advance. The QuadReal — Seven Property Loan has an initial term of five years, maturing on April 1, 2030. Payments under the QuadReal — Seven Property Loan are interest only during the term of the QuadReal - Seven Property Loan, payable monthly, with the full amount of the outstanding balance of the QuadReal - Seven Property Loan due on the maturity date.

The QuadReal - Seven Property Loan Agreement also contains customary affirmative, negative, and financial covenants, agreements, representations, warranties and borrowing conditions, and events of default, all as set forth in the QuadReal - Seven Property Loan Agreement. We serve as a non-recourse guarantor with respect to the QuadReal — Seven Property Loan. In addition, we provided the lenders with a debt service guarantee. However, the debt service guarantee may be terminated early based on achieving two consecutive fiscal quarters at a specific debt service ratio of not less than 1.2 to 1.0, as described in the QuadReal — Seven Property Loan Agreement.

Skymar — Bradenton Loan

On March 18, 2025, we, through an indirect, wholly-owned special purpose entity, entered into an approximately $9.1 million financing with Skymar as lender pursuant to a mortgage loan (the "Skymar - Bradenton Loan"). The Skymar - Bradenton Loan is secured by a first mortgage deed of trust on our property in Bradenton, Florida. The proceeds of the Skymar — Bradenton Loan were primarily used to paydown and remove the property from the Huntington Credit Facility in accordance with the Huntington Credit Agreement.

Pursuant to the loan agreement for the Skymar Bradenton Loan (the "Skymar Bradenton Loan Agreement"), amounts outstanding under the Skymar - Bradenton Loan bear interest at an annual fixed rate equal to 7.50%. The Skymar - Bradenton Loan has a maturity date of April 1, 2030. Payments under the Skymar - Bradenton Loan are payable monthly and are interest-only until April 1, 2027 and are principal and interest thereafter. The Skymar - Bradenton Loan may be prepaid in whole, but not in part, at any time, subject to certain conditions as set forth in the Skymar - Bradenton Loan Agreement.

Offering Status

As of March 25, 2025, in connection with our offerings we have issued approximately 11.4 million Class P shares for gross offering proceeds of approximately $108.6 million, approximately 3.4 million Class A shares for gross offering proceeds of approximately $34.5 million, approximately 5.4 million Class T shares for gross offering proceeds of approximately $53.7 million, approximately 0.7 million Class W shares for gross offering proceeds of approximately $6.7 million, approximately 4.7 million Class Y shares for gross offering proceeds of approximately $44.6 million and approximately 0.4 million Class Z shares for gross offering proceeds of approximately $3.7 million.

STRATEGIC STORAGE TRUST VI, INC. AND SUBSIDIARIES
SCHEDULE III
DECEMBER 31, 2024

			Initial Cost to Company				Gross Carrying Amount at December 31, 2024						
Description	ST	Encumbrance[2]	Land	Building and Improvements	Total	Cost Capitalized Subsequent to acquisition	Land	Building and Improvements	Total[1]	Accumulated Depreciation	Construction in process	Date of Construction	Date Acquired
Phoenix	AZ	$7,586,825	$2,171,375	$13,783,862	$15,955,237	$328,248	$2,171,375	$14,112,110	$16,283,485	$(1,718,679)	$4,844	2020	5/1/2021
Las Vegas	NV	6,407,791	1,468,351	6,541,089	8,009,440	137,766	1,468,352	6,678,855	8,147,207	(869,406)	7,404	2020	6/1/2021
Surprise	AZ	7,535,563	1,742,097	11,324,006	13,066,103	289,162	1,742,097	11,613,168	13,355,265	(1,300,134)	—	2017	8/26/2021
Phoenix II	AZ	5,895,168	806,933	10,333,050	11,139,983	403,983	806,933	10,737,033	11,543,966	(1,022,239)	—	2021	11/30/2021
Bradenton	FL	8,099,448	2,293,357	13,212,166	15,505,523	221,273	2,293,357	13,433,439	15,726,796	(1,263,990)	303,190	2020	12/30/2021
Apopka	FL	10,611,302	2,329,786	9,125,103	11,454,889	6,113,120	2,329,786	15,238,223	17,568,009	(988,799)	40,206	2021	12/30/2021
Vancouver	WA	10,534,409	1,422,900	23,189,404	24,612,304	298,366	1,422,900	23,487,770	24,910,670	(1,923,902)	15,943	2020	3/29/2022
Portland	OR	7,048,570	4,298,103	10,618,441	14,916,544	290,334	4,298,103	10,908,775	15,206,878	(932,048)	22,250	1975 / 2020	3/31/2022
Newark	DE	9,791,105	2,167,103	17,837,346	20,004,449	393,213	2,167,103	18,230,559	20,397,662	(1,500,127)	—	2021	4/26/2022
Levittown	PA	9,278,482	3,495,978	17,668,979	21,164,957	339,702	3,495,978	18,008,681	21,504,659	(1,494,689)	—	2021	4/26/2022
Chandler	AZ	11,739,074	4,795,960	20,555,792	25,351,752	286,278	4,795,960	20,842,070	25,638,030	(1,993,711)	—	1996 / 2022	5/17/2022
St. Johns	FL	7,638,087	3,708,927	10,458,678	14,167,605	335,580	3,708,927	10,794,258	14,503,185	(894,260)	5,570	2006 / 2007	7/8/2022
Burlington	ONT	10,445,935	10,638,348	15,548,407	26,186,755	(474,968)[3]	10,028,589	15,073,439	25,102,028	(1,169,978)	24,159	1979 / 2001	9/20/2022
Oxford	FL	5,408,176	1,311,463	9,406,248	10,717,711	511,643	1,311,463	9,917,891	11,229,354	(860,618)	—	2001	9/21/2022
Cambridge	ONT	9,663,950	7,537,977	19,075,728	26,613,705	(851,439)[3]	7,105,922	18,224,289	25,330,211	(1,359,772)	13,594	1965 / 2019	12/20/2022
Edmonton	AB	6,125,639	910,770	10,287,301	11,198,071	(675,131)[3]	848,110	9,612,170	10,460,280	(549,069)	13,050	1955 / 2022	1/31/2023
North York	ONT	16,754,775	14,498,382	24,808,502	39,306,884	(1,615,802)[3]	13,500,902	23,192,700	36,693,602	(1,414,623)	7,235	1986 / 2020	1/31/2023
Bradenton II	FL	—	1,390,987	—	1,390,987	—	1,404,487	—	1,404,487	—	557,654	N/A	2/16/2023
Etobicoke	ONT	—	1,749,931	—	1,749,931	—	1,667,800	—	1,667,800	—	5,612,897	N/A	3/27/2023
Vancouver	BC	15,044,513	5,598,559	27,315,073	32,913,632	(737,785)[3]	5,289,852	26,577,288	31,867,140	(1,252,613)	5,767	2022	5/4/2023
Mississauga	ONT	16,714,888	11,551,853	19,595,103	31,146,956	(1,480,304)[3]	10,615,010	18,114,799	28,729,809	(833,541)	—	1960 / 2016	6/19/2023
Mississauga II	ONT	18,671,753	5,881,560	29,818,866	35,700,426	(2,290,295)[3]	5,404,572	27,528,571	32,933,143	(1,250,934)	—	2022	6/19/2023
Burlington II	ONT	10,599,685	9,663,636	9,236,614	18,900,250	(671,705)[3]	8,879,925	8,564,909	17,444,834	(416,531)	2,478,502	1982 / 2020	6/19/2023
Toronto	ONT	20,384,011	4,064,015	34,925,565	38,989,580	(2,741,481)[3]	3,734,427	32,184,084	35,918,511	(1,432,906)	4,861	2018	6/19/2023
Hamilton	ONT	4,973,698	2,065,522	7,202,860	9,268,382	(487,398)[3]	1,898,010	6,715,462	8,613,472	(327,355)	8,201	1900 / 2020	6/19/2023
Woodbridge	ONT	15,084,167	7,299,353	20,977,259	28,276,612	(1,573,146)[3]	6,707,384	19,404,113	26,111,497	(875,246)	19,537	2017	6/19/2023
Total		$252,037,014	$114,863,226	$392,845,442	$507,708,668	$(3,650,786)	$109,097,324	$389,194,656	$498,291,980	$(27,645,170)	$9,144,864		

1. The aggregate historical cost of real estate for United States federal income tax purposes is $535,309,740.
2. Excludes unsecured corporate debt.
3. The change in cost at these self storage facilities are the net of the impact of foreign exchange rate changes and any actual additions.

STRATEGIC STORAGE TRUST VI, INC. AND SUBSIDIARIES
SCHEDULE III
DECEMBER 31, 2024

The following summarizes the activity in real estate facilities during the year ended December 31, 2024 and 2023.

	2024	2023
Real estate facilities		
Balance at beginning of year	$ 514,006,885	$ 260,839,091
Facility acquisitions	—	248,841,711
Improvements and additions	7,898,421	2,395,408
Impact of foreign exchange rate changes	(23,613,326)	1,930,675
Balance at end of year	**$ 498,291,980**	**$ 514,006,885**
Accumulated depreciation		
Balance at beginning of year	$ (15,660,337)	$ (5,093,282)
Depreciation expense	(12,680,596)	(10,493,167)
Impact of foreign exchange rate changes	695,763	(73,888)
Balance at end of year	**$ (27,645,170)**	**$ (15,660,337)**
Construction in process	**$ 9,144,864**	**$ 6,451,632**
Real estate facilities, net	**$ 479,791,674**	**$ 504,798,180**

SSTVI

STRATEGIC STORAGE TRUST

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